


PM
PHILIP MORRIS
INTERNATIONAL

PHILIP MORRIS INTERNATIONAL

2012 Annual Report

Our People. Our Brands. Our Performance.


Elvira Lianita, Manager Regulatory Affairs, Indonesia

Our 2012 Top Ten Cigarette Brands by Volume


LARK
PHILIP MORRIS
Fumer nuit gravement à votre santé et à celle de votre entourage
PARLIAMENT
L&M
Palenie zabija
FORTUNE
Marlboro
Rauchen kann tödlich sein
BOND STREET
Куріння призводить до серцево-судинних захворювань та раку легенів
SAMPOERNA
Mild
Chesterfield
Fumar mata
234
SAM SOE


José Maria Torres, Manager Marketing Intelligence Short-Term Assignment, New York

Total Shareholder Return Since Spin-Off* (US$)


Philip Morris International Inc.
103.5%
S&P 500 Index
20.6%

*"Since Spin-Off" is for the period March 28, 2008 - December 31, 2012. PMI pro forma for additional $0.46 per share dividend paid in April 2008 impacts the period March 28, 2008 - December 31, 2012.

Contents


Lebogang Motaung, Brand Executive, South Africa


Romulus Sutanto, Manager Sales Strategy Short-Term Assignment, Switzerland

Dear Shareholder,

On March 28, 2008, five years ago this month, Philip Morris International Inc. spun off from its former parent to become the most profitable publicly traded tobacco company in the world. Since then, our company has gone from strength to strength. My letter to you highlights our very solid growth in 2012 across key operational metrics, but I take this opportunity to draw your attention to one particular hallmark of our success, both this year and since the spin-off, namely our employees. Our company is blessed with a diverse pool of superb talent that, with unwavering passion and commitment to excellence, is the driving force behind our performance. This year's Annual Report is dedicated to them and showcases the considerable breadth of talent that we enjoy around the world today.



Louis C. Camilleri
Chairman of the Board and Chief Executive Officer

"Our company is blessed with a diverse pool of superb talent that, with unwavering passion and commitment to excellence, is the driving force behind our performance. Our Annual Report this year celebrates our first five years as a public company and showcases our talented people, our unparalleled brand portfolio and our exceptional business performance around the world."

2012 Results

Our robust performance in 2012 was all the more impressive given the spectacular results achieved in 2011 and the continuing economic woes affecting all southern European nations. Our growth is testament to the resilience of our business, which in turn is attributable to our broad geographic footprint, our relatively unique pricing power driven by the strength and vibrancy of our industry-leading brands, the disciplined management of the challenges and opportunities that we confront and the considerable efforts of our dedicated workforce. This was the fifth consecutive year that saw us meet or exceed our mid- to long-term annual currency-neutral adjusted diluted earnings per share (EPS) growth target of 10-12%. This consistent level of double-digit EPS growth puts us at the forefront of all major global consumer products companies.

Organic cigarette shipment volume reached 927.0 billion units, an increase of 1.3% versus 2011. Of particular note is that, excluding the Japan "hurdle" related to additional volume shipped in the second quarter of 2011 following the disruption of our principal competitor's supply chain, our volume would have increased by 2.0% on an organic basis – and this despite a 13.5 billion unit or 6.4% erosion in volume in the EU Region. Our strong volume performance, which on an apples-to-apples basis surpassed that of all our direct competitors, was driven by our Asia and EEMA Regions with particularly strong results in Indonesia, Russia and Turkey. In addition, our Other Tobacco Products volume performance was exceedingly strong – rising, in cigarette equivalent units, by 9.8% versus 2011. The EU Region was the principal contributor to this positive result where we drove our share up by 1.1 percentage points to 12.2%.

Our cigarette market share performance was solid and improved as the year unfolded. We gained share at the international level, closing the year up by 0.5 percentage points to an estimated 28.8%, outside of the U.S. and the People's Republic of China, and gained 0.6 percentage points to reach a share of 37.4% across our combined top 30 income markets.

Reported net revenues, excluding excise taxes, of $31.4 billion exceeded those in 2011 by $280 million, or by 5.6%, excluding currency and acquisitions.

Adjusted operating companies income reached a level of $14.2 billion, up by 3.7% versus 2011 and up by a strong 8.1%, excluding currency and acquisitions. As usual, pricing was the key contributor to our profit growth versus the prior year, but most importantly our volume/mix variance was positive, excluding the Japan hurdle – a major achievement given the pressures we faced in southern Europe.

Adjusted diluted EPS of $5.22 were 7.0% ahead of 2011. On a constant currency basis, adjusted diluted EPS were a strong 11.7% above the prior year level.

Our free cash flow of $8.4 billion in 2012 was down by $1.1 billion, or by 11.6%, excluding currency. The decline was attributable to higher working capital requirements and an increase in capital expenditures. The working capital increase was driven by Indonesia, where our business growth led to higher tobacco leaf and finished goods inventories and increased purchases of cloves at higher market prices. In addition, we replenished our global tobacco leaf stocks following our unexpectedly large cigarette sales in Japan in 2011. The increase in capital expenditures was primarily attributable to production capacity increases in our Asia and EEMA Regions. We anticipate a strong increase in our currency-neutral free cash flow in 2013, although we do plan further increases in capital expenditures related notably to additional capacity in Indonesia and to the establishment of Next Generation Products (NGP) manufacturing capacity.

We had a cost and productivity savings target of $300 million for 2012 and exceeded it handsomely. We also took further steps to consolidate our manufacturing footprint and continued to benefit from restructuring initiatives, in Curaçao, Guatemala, Malaysia, Mexico, Uruguay and Venezuela. All factory closures were executed flawlessly and with no disruptions. In February of this year, we announced a new cost and productivity savings target for 2013 of a further $300 million.

We successfully conducted a number of capital market transactions in 2012. We issued an aggregate of $5.6 billion in bonds and, in so doing, extended the weighted-average time to maturity of our long-term debt from 8.2 to 10.1 years and reduced the weighted-average coupon of our bond portfolio from 4.8% in 2011 to 4.2% in 2012.

that prevails internationally. Our consistent efforts to seek longer-term predictability on excise tax rates and structure continue to be rewarded with several key countries adopting, and in certain instances prolonging, multi-year plans. From time to time there are disruptive exceptions, but these have tended to become less numerous and less frequent. This year we have the Philippines. While the increases there are without precedent, one should note that the structure adopted is in line with the trend observed elsewhere and, accordingly, is favorable if one takes the longer-term view.

On the regulatory front, 2012 was marked by a number of actions and achievements that not only contributed to our annual results but also enhanced our longer-term competitiveness and growth prospects. Regretfully, there were also a number of setbacks or lack of progress on some key regulatory initiatives, the most obvious of which was the implementation of plain packaging legislation in


PMI Global Market Share*
27.6%
28.3%
28.8%
2010
2011
2012
*Excluding the People's Republic of China and the USA.


Marlboro Global Market Share*
9.1%
9.2%
9.3%
2010
2011
2012
*Excluding the People's Republic of China and the USA.

On August 1, 2012, we began repurchasing shares under a new three-year $18.0 billion share repurchase program that was authorized by our Board of Directors in June last year. In September, we increased our annual dividend by 10.4%. Since the spin-off, we have increased the dividend payout by 84.8% and have spent $27.9 billion through the end of 2012 to repurchase 489.0 million shares, representing 23.2% of shares outstanding at that time, at an average price of $56.96 per share.

Our total shareholder return (TSR) in 2012 was 10.6%. Since the spin-off, our TSR of 103.5% in U.S. dollar terms surged ahead of that of our Compensation Survey Group (37.3%), our Tobacco Peers (57.2%), the S&P 500 Index (20.6%) and the FTSE 100 (1.1%). Our three-year rolling TSR performance of 96.7% was such that the only company we trailed in the top 25 S&P 500 Index companies was Apple Inc.

Arguably our greatest achievement in 2012 was the growth of *Marlboro*. With its architecture firmly in place, complemented by the advent of the new campaign, which you will see featured later in this Annual Report, and the continued roll-out of an array of line extensions across all three pillars of Red, Gold and Fresh, *Marlboro* continued to expand its share on a global basis. In fact share grew across all four Regions, underscoring its enhanced brand equity, relevance and renewed vitality. Share growth in our EU Region, of 0.3 points to 18.3%, was particularly gratifying and marked a watershed turnaround after several years of share erosion in this geography.

Other brands fared strongly too. Of particular note was the excellent performance of above-premium *Parliament*, which grew shipment volume by 10.1%, and *L&M* with a growth rate of 4.0%. Both brands benefited from the roll-out of new packaging initiatives and the launch of several new line extensions including, in the case of *Parliament*, the industry's first-ever recessed filter capsule product.

The Fiscal, Regulatory and Illicit Trade Environment

Our solid volume and, indeed, strong underlying product mix performance was due, in part, to the reasonable excise tax environment

Australia in December of last year. However, legal and commercial considerations in other jurisdictions, combined with ongoing efforts to challenge Australia through the claim we have lodged pursuant to the Hong Kong-Australia Bilateral Investment Treaty, and the World Trade Organization proceedings, which have been commenced by several nations, lead us to hope that this extreme regulatory measure will not spread beyond Australia's borders.

In December last year, the European Commission issued its long-awaited proposed revision to the European Union Tobacco Products Directive. This proposal is now under consideration by the European Parliament and the European Council, where it may undergo further changes. The Commission has said it expects its final proposal to be adopted in 2014 and come into effect from 2015 to 2016. In its current form, the Commission's proposal includes extreme provisions, such as excessively large health warnings, standardization of pack formats, as well as a ban on slimmer-diameter cigarettes and menthol, without any sound evidence that implementation of these measures would achieve the Commission's public health objectives. In addition, the proposal would significantly limit consumer access to, and information about, products that have the very real potential to reduce the risk of smoking-related diseases in comparison to conventional cigarettes. We remain hopeful that these numerous flaws will be addressed over the coming months to ensure that the EU implements a regulatory framework for tobacco products in Europe that is fair, science-based and effective in reducing the harm caused by smoking and avoiding a surge in illicit trade.

Elsewhere, Brazil's National Health Surveillance Agency (ANVISA) issued a resolution effective September 2013 that would essentially ban almost all ingredients and additives, including menthol. This resolution, unless reversed, will force modifications to products that constitute more than 95% of the cigarette market and fuel the already significant penetration of illicit products in Latin America's largest cigarette market. Several legislative and legal actions are under way to overturn this resolution permanently, the final outcomes of which remain to be seen.

While we have witnessed some improvement in various

countries, the global prevalence of illicit trade in cigarettes continues to be a growing and insidious issue. Our determination to address illicit trade was given fresh impetus last year through the creation of a well-staffed and centralized organizational structure, an agreement with INTERPOL and sustained progress on the Codentify tracking and tracing technology. We continue to engage with governments in an effort to ensure they are made fully aware of the undesired consequences of implementing flawed fiscal or regulatory policies, specifically their impact on the levels of illicit trade.

Business Development, Research & Development and Environmental Health & Safety

During 2012, we announced plans to build one or two NGP manufacturing facilities in Europe with an initial capacity of 30 billion units, investing €500–€600 million over three years in the process, with a goal of commercialization in 2016/2017. We expect to break ground on the first site this year.

We have finalized all elements required to conduct a series of human clinical trials in different venues with both global and regional clinical research organizations and have concluded a plan and methodology to conduct consumer perception and behavior studies in line with draft guidelines published by the U.S. Food and Drug Administration.

On the environmental front we continued to make great strides and remain on track to achieve our targets for 2015 and beyond. Our 2012 Carbon Disclosure Project submission qualified us for the Carbon Performance Leadership Index. We are the only consumer staples company in the S&P 500 Index to have achieved such recognition and one of only five from the FTSE Global 500 Index. All the more impressive is that only 16 companies in the S&P 500, and 34 in the FTSE Global 500, are listed in this 2012 Leadership Index.

We continue to vigorously address labor issues in the tobacco supply chain, and our efforts are beginning to generate profound changes in numerous countries. These efforts have not gone unnoticed and have been the subject of public recognition from the U.S. Department of Labor and State Department, among others.

Continued progress was observed on virtually all Operations' key performance indicators. Particularly noteworthy was the significant improvement in our lost-time injury rate resulting from the unrelenting focus on safety in the workplace. While our fleet safety record improved modestly, this remains an area that requires further significant improvement in 2013 and beyond.

The Organization

I believe morale within the organization is strong, in part due to our solid results and shareholder returns, but also as a result of a deeper and growing understanding that our challenges are manageable and that these pale in comparison to the opportunities that lie ahead. There is a better understanding of our strategies at all levels, less risk aversion, visible signs of sustained investment in the future and recognition that the numerous initiatives that have been put in place over the last few years are bearing fruit.

We continue to benefit from the tremendous experience of our Board of Directors. The complete transparency between the Board and management leads to a rather exceptional atmosphere.

This month our Board of Directors announced that André Calantzopoulos will become our Chief Executive Officer immediately following the Annual Meeting of Shareholders on May 8, 2013. I have known André for more than 27 years, and I cannot think of a better qualified and prepared individual to take on this significant task. André has been the architect of numerous initiatives and the principal contributor to our strong performance since we became an independent company. I am convinced that with him at the helm our future success will be assured. I am genuinely pleased that, at the request of the Board and of André, I will continue to serve this great company as Chairman of the Board and remain an employee.

Five Dividend Increases Since Spin-Off



+84.8%
$1.84
2008
+17.4%
August 2008
+7.4%
September 2009
+10.3%
September 2010
+20.3%
September 2011
+10.4%
September 2012
$3.40
2012

Dividends for all years are annualized rates. The 2008 annualized rate is based on a quarterly dividend of $0.46 per share, declared June 18, 2008. The 2012 annualized rate is based on a quarterly dividend of $0.85 per share, declared September 12, 2012.

After some 35 years of service at this company and its prior parent, 11 of which were in the role of Chairman and Chief Executive Officer, I believe the time has come for me to relinquish my executive role and pass the baton to a most-deserving successor. I have had a great run, and it has been a real privilege to serve you, our shareholders, our Board and the fabulous management team and employees of this wonderful company. Our future is brighter than ever, and I sincerely believe that our best days lie ahead.

I could never have imagined back in 1978 that I would be lucky enough to have had such a wonderful career. While history will be the ultimate judge of my accomplishments, my greatest source of pride and satisfaction has been to be associated with countless talented, committed and inspiring individuals who have worked and will continue to work for our company. My most heartfelt gratitude goes out to each and every one of them.

The Year Ahead

We enter 2013 with considerable momentum, solid plans and cautious optimism. Challenges will inevitably arise, or become more acute, but we are more than equipped to deal with them. We remain steadfast in our commitment to generously reward our long-term investors by building on the tremendous success of our first five years as a public company. This success is a direct reflection of the vision of our formidable Board of Directors, the considerable expertise of our superior management leadership team and the quality and unerring dedication and professionalism of our talented workforce.

Louis C. Camilleri
Chairman of the Board and Chief Executive Officer
March 13, 2013


PMI Market Share
41.9%
43.0%
42.1%
44.8%
45.7%
2008
2009
2010
2011
2012

Turkey: Superior Share Growth

From left to right, Emre Kozlu, Manager Corporate Affairs, Neslihan Kılıçer, Information Systems Analyst, Erinç Aktan, Supervisor Internal Controls, Gonca Erturk, Assistant Treasurer Financial Analysis, and Zeynep Ince, Counsel, are a few of our more than 1,600 employees in Turkey who helped grow our 2012 market share by 0.9 points to 45.7%, consolidating our market leadership. Our performance in this important market has been impressive, with market share up by 3.8 points since the spin-off in 2008.






ILLICIT TRADE

Illicit Trade Strategies & Prevention: Combating Smuggling

The illicit trade in cigarettes is estimated to represent approximately 600 billion units or 10% of global consumption. From left to right, Erwan Fradet, Manager Technology Center Codentify, Klaus Berg, Manager, Illicit Trade Strategies & Prevention France and Nordics, and Christian Swan, Illicit Trade Strategies & Prevention Manager Regulatory Policies, are part of a dedicated team charged with defining and implementing strategies to defend the company's business against the harm caused by the illicit trade in tobacco products.

Hong Kong: Gateway to Asia


ASIA

Asia is our largest Region by volume, net revenues, excluding excise taxes, and operating companies income – and a key driver of our 2012 results. From left to right, Shikha Mahajan, Manager Commercial Project, Vincci Lam, Brand Manager, Max Liu, Manager Sales & Distribution Hong Kong, and Hoo Yeun Kim, Manager Marketing Hong Kong & Macau, work in our Hong Kong offices, home also to our Regional headquarters. Their contribution to our business performance in this market, where market share in 2012 was up by 8.7 points since the spin-off to 57.6%, epitomizes our broader achievements in this dynamic part of the world.






PHILIP MORRIS
Fumer nuit gravement à votre santé et à celle de votre entourage

EU

France: Market Leadership

Thanks to the combined efforts of employees such as, from left to right, Louis Le Goff, Supervisor Legal Age Meeting Point Engagement, and Caroline Missika, Manager Fiscal Affairs, we are the market leader in France with a 2012 share of 39.6%. Our leadership position was driven, in part, by the growing share of our *Philip Morris* brand, our fifth-largest international brand by volume. France is the largest market in Europe for the *Philip Morris* brand and the third largest worldwide after Argentina and Japan.

Our People. Our Brands. Our Performance.



Canada: Profitable Development

We acquired full ownership of Rothmans, Benson & Hedges Inc. (RBH) in late 2008, making it our first major acquisition since the spin-off. Since then our business in this profitable market, in which we achieved a share of 33.5% in 2012, has been fully integrated into the PMI family, allowing for employees such as **Nazgol Mirabdolbaghi**, Manager *Marlboro* Brand Development on short-term assignment in Switzerland, to acquire key skills and experience in other markets around the world.


LA & CANADA

Jordan: Contributing to Success


EEMA

Jordan forms part of our North Africa and Levant business where our volume and market share have grown continuously for the last ten years. In June 2011, we completed the acquisition of a cigarette operation in Jordan, our first in this part of the world. Today, **Alaa Al-Jurban**, Manager Accounting & Tax, is part of this overall success story.



South Korea: State-of-the-Art Manufacturing


ASIA


PARLIAMENT
HYBRID 2 IN 1


PHILIP MORRIS

From left to right, **Chang Ho Seo**, Secondary Team Leader, **Chun Ho Lee**, Production Technician, **Sik Kim**, Supervisor Project Engineering, **Chang Soo Kim**, Electronic Technician, **Woo Kyeong Jeong**, Technical Trainer, **Jin Myung Kim**, Manager Operations Organization Development, **Yong Seob Kim**, Production Technician, and **Bong Rae Cho**, Mechanical Technician, were instrumental in successfully completing a complex project to relocate production to a new state-of-the-art facility, which qualified for commercial production in July 2012. PMI is the number one international manufacturer in South Korea, with a 2012 market share of 19.2%. Our success is driven by exciting new innovative brand launches, such as the recessed filter *Parliament Hybrid* – a non-menthol-to-menthol brand using capsule-in-filter technology. Launched in July 2012, the brand achieved a share of 0.7% by the end of the year.


Marlboro
MINT STREAM
Palenie
zabija



Poland: Meeting Consumer Preferences

With a share of more than 17% of the total market, up by more than two points in 2012, Poland has a long-established super-slims segment, the largest in the European Union. Meeting this type of adult consumer preference is just one of the reasons why our team including, from left to right, Anna Leśniak, Manager Regional Sales, Magdalena Saternus-Batóg, Counsel, Agnieszka Wyszynska-Szulc, Manager Corporate Affairs EU, and Jacek Lewandowski, Manager Duty Free, regularly brings different product formats to market. One such example is *Marlboro Mint Stream,* which was introduced in April 2012, contributing to our overall leadership share of 36.4% by the end of the year, up by 1.1 points versus 2011.

Mexico: Good Agricultural Labor Practices (ALP)

In September last year we issued our first progress report, available on our website, describing our achievements to-date and the wide range of ongoing initiatives under our ALP Code, developed in association with Verité, a non-profit organization that promotes fair labor practices. In 2012 this Code was communicated to approximately 497,000 farmers in some 30 countries who have contractual arrangements directly with our affiliates or with third-party leaf suppliers who buy tobacco for us. From left to right, Agronomy Supervisors **Oscar Rodriguez**, **Jorge Romero** and **Jesus Delgado**, Manager Agronomy **Gerardo Ramirez** and Field Technician Assistants **Ernesto Jauregui** and **Sabino Camacho**, are a key part of that effort in Mexico, where we have direct contracts with more than 1,300 farmers.


LA & CANADA

PMI Market Share


67.7%
69.3%
70.1%
72.3%
73.5%
2008
2009
2010
2011
2012


FORTUNE
INTERNATIONAL
EXTRA
GOVERNMENT WARNING:
CIGARETTE SMOKING
IS DANGEROUS
TO YOUR HEALTH
FILTER CIGARETTES
Marlboro
GOVERNMENT WARNING:
CIGARETTE SMOKING
IS DANGEROUS
TO YOUR HEALTH
ASIA


PMFTC

The Philippines: Flawless Integration

The integration of our local affiliate with Fortune Tobacco Corporation, which began following their business combination in 2010 resulting in the establishment of PMFTC Inc., continued flawlessly last year. From left to right, Rally Romo, Manager Internal Controls, April Gile, Information Systems Analyst, Angelica Quiambao, Compensation & Benefits Analyst, and Michael Aguilar, Trade Marketing Executive, are former employees of both companies who today work together seamlessly, contributing to our 2012 market share of 90.7%, driven by the two most popular brands in the market, *Fortune* and *Marlboro*.


Chesterfield
RED
Las autoridades sanitarias advierten
Fumar
mata

Spain: Rising to the Challenge

Spain felt the economic crisis in Europe more acutely than most other countries last year. Thanks to the dedication of employees such as, from left to right, Enrique Luna, Supervisor Duty Free, Serena Prados, Manager Corporate Affairs, and Mario Corredor, Manager Information Services – Marketing & Sales Systems, our business remains resilient, supported by a strong portfolio of brands, including *Chesterfield*, which grew its national share by 0.6 points to 9.0% in 2012.

Romania: Focused Adaptation

In 2012, from left to right, Liviu Vornicu, Manager National Sales, Adrian Gavrila, Area Sales Manager, Sergiu Indrei, Brand Manager *Marlboro* – Deployment, and Area Sales Managers Claudiu Ilian and Edmund Vidam, implemented PMI's new strategic framework in Romania that combines our marketing and sales expertise with our in-depth knowledge of our sales territories. This new framework allows us to adapt rapidly to the ever-changing operating environment and to engage more effectively with adult smokers and our direct and indirect trade partners. Our 2012 market share in Romania was 19.2%.


Tutunul dăunează grav sănătății

PMI Duty Free: A Global Business


DUTY FREE


DUTY FREE

From left to right, Rasha Muallem, Marketing Executive Short-Term Assignment, Cindy Kao, Internal Controls Analyst, and Justin Hunt, Senior Information Systems Analyst, are part of our multicultural duty free organization of over 160 people based in nearly 30 markets that supplies over 850 brand variants to close to 150 markets covering approximately 4,000 duty and tax-free outlets worldwide.

Ukraine: Local Leadership with International Brands

Our employees' vision in Ukraine is to be "Number One in everything we do." Epitomizing this goal was our return to market share growth in 2012, driven by *Bond Street*, the leading international brand in Ukraine and our fourth-largest brand worldwide. From left to right, Roman Dubrova, Primary Operator, and Oleksandr Korobka, Manager Continuous Improvement, are among our 1,400 employees whose collective commitment helped extend our overall market share leadership last year to 32.4%.


EEMA


BOND
STREET
ORIGINAL SELECTION
Куріння призводить до серцево-судинних захворювань та раку легенів




R&D

Research & Development: Reshaping the Industry

Our primary R&D challenge is to deliver a world-class portfolio of innovative Next Generation Products supported by robust scientific evidence of their potential to reduce the risk of smoking-related diseases in comparison to conventional cigarettes. Employees in our principal R&D center in Switzerland such as, from left to right, Eva Garcia Fidalgo, Manager Analytical Laboratories, Julia Hoeng, Manager Computational Disease Biology, and Sharon Carty Vogel, Manager Quality Assurance, are dedicated to realizing this ambition.

Indonesia: A Jewel in Our Crown


V
ASIA

Since its acquisition in 2005, Sampoerna – which turned 99 years old in 2012 and reached a sales milestone of more than 100 billion cigarettes – has rapidly become a jewel in our crown. Over the same period, the company has increased its share, doubled its sales volume and quadrupled its profits. The company was PMI's largest volume contributor in 2012, driven by growth from each of its top five brands led by *Dji Sam Soe* and *Sampoerna A*, and grew its market leadership share by 2.8 points to 35.6%. The company's success was based on the contribution of more than 85,000 "kretek" hand-rollers. The 16 featured here were among the top performers last year. From left to right, (front row) Sulastri, Jumaiyah Fauziah, Siti Maisyaroh, Mujiati, Rasmiati, Wahyuningsih, Siti Halimah, Ning Sumaiyah, (back row) Mukayah, Mu'Anah, Jumiaten, Rubiatin, Lasmi, Muryati, Muhrisatur, and Sae Nur Laeni.


SIGARET KRETEK
DJI SAM SOE
234
FATSAL - 5
PT HM SAMPOERNA TBK
PABRIK ROKOK LIEM SEENG TEE
SURABAIA
DJI SAM SOE


SAMPOERNA
A
Mild

HOUSE OF SAMPOERNA
Mutu adalah segalanya sejak 1913

Our People. Our Brands. Our Performance.



Germany: Developing World-Class Talent

We are the leader in Germany with a 2012 market share of 35.8%. Thanks to the efforts of our employees and the introduction of a new marketing campaign, *Marlboro*, the leading brand in the market, achieved a share of 21.3% in 2012. The team's success reflects, in part, our strategy of providing our employees around the world with overseas assignments and cross-functional moves that develop their managerial skills and leadership abilities. For example, from left to right, **Nina Meistes**, Area Sales Manager North, was previously a brand manager in our Mexican affiliate; **André Sorge**, Senior Brand Manager *Chesterfield* & Other Portfolio Brands, joined us as a sales trainee; **Oya Onat**, Brand Manager *Marlboro*, began her career with us in Turkey; **Gerben Hilhorst**, Project Manager, started as a finance trainee in our factory in the Netherlands; and, prior to his current role, **Tammo Koerner**, National Manager Vending & Tobacco Wholesale, completed an assignment in our business planning function.


DON'T
BE A
MAYBE
Marlboro

Marlboro: "Don't Be A Maybe"

For decades, the brand image of *Marlboro* was built upon the famous cowboy campaign. We recognized that *Marlboro* needed a new communications platform for today's world. We developed the new "Don't Be A Maybe – Be *Marlboro*" campaign, which was initially implemented in Germany and rolled out to approximately 20 markets in 2012. With the new campaign, *Marlboro* encourages adult smokers to be decisive, trust themselves and follow their inspiration. *Marlboro* does not believe in "Maybes." The campaign is proving successful and contributed to the market share growth of our flagship brand in 2012.

United Arab Emirates: Middle East Leadership

The UAE is home to our headquarters for our businesses in the six Gulf Cooperation Council (GCC) countries and employees such as, from left to right, Christian Akiki, Brand Manager *Parliament* & *Virginia Slims* Middle East, Carla Lewis, Junior Brand Manager *Marlboro*, and Joe Zaccour, Manager Corporate Affairs. We are the market leader in the GCC, partly reflecting the positive impact of innovative product launches such as *Marlboro Premium Black*, a pack created by the Italian designer Pininfarina, featuring a distinctive PROFRESH seal.


EEMA


Marlboro


ASIA

Vietnam: A Promising Future



Our business in Vietnam is initially focused on *Marlboro* and six key cities that account for more than 30% of the total cigarette industry volume. Thanks to the efforts of employees such as, from left to right, Thanh Tat Mai, Manager Trade Marketing & Key Accounts, and Phuong Vu, Chief Accountant, our share of the expanding premium segment in these cities increased from 37% in 2011 to 45% at the end of last year.

Colombia: Renewed Growth

Our team in Colombia, including Andrés Botero, Manager Manufacturing, consolidated our leadership position in this South American market, growing our 2012 market share by 1.8 points to 50.5%. Testament to this success, and common to markets in this part of the world, was our ability to grow both our international brand portfolio, with brands such as *Marlboro* and *L&M*, and local heritage brands such as *Boston*.


LA & CANADA



Our People. Our Brands. Our Performance.

Argentina: Outstanding Share Performance


LA & CANADA

Argentina is our largest market by volume in the Latin America & Canada Region. Our share, which has been growing consistently since the spin-off, increased by almost one full point last year to reach 74.9%. Our *Philip Morris* brand is the market leader in the country, with a share of 39.4% in 2012, and *Marlboro*, at 24.1%, is the leading brand in the premium segment. This tremendous performance is the result of the collaborative effort of employees such as, from left to right, Facundo Gonzalez Lobo, Controller, and Gustavo Franco, Manager Goya Plant.





The Netherlands: Efficiency and Safety

From left to right, Fleur Schouten, Material Planner, Muslum Cuman, Senior Operator, Winnie Man, Supervisor Costing, Vivianne Haest, Supervisor Life Cycle Management Primary, and Esther Saris, Process Supervisor, are among our more than 1,400 employees who work in Bergen op Zoom (BoZ), one of our largest manufacturing facilities. With machines that operate at up to 16,000 cigarettes per minute, BoZ exports over 90% of the more than 250 brand variants it produces, primarily to France, Italy and Japan. BoZ is just one of our 53 production centers where a culture of – and commitment to – manufacturing safety drove an impressive reduction in our global lost-time injury rate of 45% in 2012 compared to our 2010 baseline.



South Africa: A Full Portfolio


EEMA

We hold a nearly one-third share of the total tobacco market in South Africa following our acquisition in 2009 of Swedish Match South Africa Limited, the leader in the pipe tobacco and snuff categories. Today, through modern marketing and sales initiatives, and thanks to employees like Bhekizizwe Mngomezulu, Manager Procurement, we have established a strong platform for future growth.




L&M

Costa Rica: Big Ambitions


LA & CANADA

While Costa Rica is one of the world's smaller cigarette markets, the business ambitions of our employees such as, from left to right, Maria Liliana Rodriguez, Coordinator Corporate Affairs & Compliance Central America, and José Rafael Guzmán Mora, Salesman, are no less significant. *L&M*, our second-largest brand worldwide, was launched here in 2011 and by the end of 2012 had already grown to a market share level of 3.2%, contributing to our overall market share of 61.4%.

Russia: Investing in the Future

Russia is the single-largest international cigarette market outside of the People's Republic of China. In 2012, we stepped up our infrastructure and marketing investment, and our market share growth of 0.5 points to 26.3% demonstrates that this support is proving effective. *Marlboro*'s performance in Russia is an area of prime focus. In 2012, we introduced a new range of *Marlboro* products called "Clear Taste™" featuring a milder-tasting, smoother blend and an innovative four-chambered filter. From left to right, Valery Budnik, Senior Operator, Nadezhda Red'kina, Manager Field Operations Consumer Engagement & Snus, Natalia Mayorova, Field Manager Consumer Engagement, and Artem Zvyagintsev, Field Manager, are among our more than 4,300 employees whose shared commitment is to realize the full potential of this, our flagship brand, and our other leading international brands.


Marlboro
Marlboro
Marlboro
Marlboro
6 New МГ
Marlboro
КУРЕНИЕ
УБИВАЕТ

Japan: Continuous Innovation

Japan is a market where continuous innovation is a hallmark of both adult smoker preference and our own performance. It is also a market where menthol, 100mm format and light-tasting products are among the most popular, with total market segment shares in 2012 of over 25%, approximately 30% and close to 75%, respectively. Ensuring that we lead the way in bringing relevant product offerings to consumers in all these segments are our more than 1,800 employees in Japan, among them, from left to right, **Mami Sakamaki**, Brand Manager *Marlboro*, **Kayoko Sonoda**, Manager Supply Chain & Logistics, **Tatsuya Suzuki**, District Manager, and **Kildine Pache**, Manager Human Resources General & Administration. Examples of new national launches in 2012 included *Marlboro Black Menthol Edge*, *Lark Hybrid* and *Virginia S. Ice Pearl*, which helped us achieve a full-year total market share of 27.7%, up by 3.8 points since the spin-off.


V
ASIA
Marlboro
BLACK MENTHOL EDGE
LARK
HYBRID
VIRGINIA S.
ICE PEARL




ASIA

Thailand: Making a Difference

Many of our employees volunteer their time to support our charitable programs. For example, from left to right, Srikon Tonphu, Territory Sales Executive, Khuanthida Seekornti, Field Sales Specialist, Chanwit Chaiworn, Territory Sales Executive, Montikan Buain, Manager Area Sales, Kajohnsak Ooibumrung, Territory Sales Executive, Thitaree Sitthitanaphong, Territory Sales Executive, and Nutthadon Kruamanorome, Manager Area Sales, assisted with the construction of dams in the northern Thai tobacco province of Prae to help prevent flash floods and soil erosion.

Contributions

We support programs that help make a difference in communities where our employees live and work, as well as in farming communities where we source tobacco. We work together with local non-profit organizations to identify solutions to the most pressing social needs. In 2012, we gave over $38 million to more than 250 organizations in over 60 countries around the world to implement programs in our focus areas of Hunger and Poverty, Education, Rural Living Conditions, Domestic Violence and Disaster Relief.

Hunger and Poverty

Programs that provide direct relief to the poor and hungry are a priority. The programs we fund aim to break the cycle of poverty through training, job creation and micro-financing.


LA & CANADA

*In **Mexico**, the "Nutrivida" program, launched by Fundación Merced, provides advice to thousands of people on how to grow safe and nutritious food for consumption and income generation.*


EEMA

*In **Serbia**, we have seen new jobs created and much-needed economic development in neighborhoods where unemployment is high through our support of the EcoNomic Expert Community Association to help small business start-ups and to offer vocational training to aspiring entrepreneurs.*

Education

We focus our resources in regions where many young people simply have no access to schooling. Programs range from building and renovating schools to scholarships and training for teachers.


EEMA

*In **Malawi**, **Mozambique** and **Tanzania**, we work with Total Land Care to provide children access to education in farming communities by building new schools and improving existing infrastructure.*


EEMA

*In **Romania**, we work with Asociaţia "Hrăniţi Copiii" to provide medical care, tutoring and counseling to school children from families in need and, in so doing, help reduce the level of absenteeism.*

Rural Living Conditions

We fund programs that improve living conditions in rural communities where tobacco is grown. These include a variety of innovative programs to protect and enhance natural resources, such as reforesting the land, providing clean water and ensuring food security for families.


ASIA

*In **Indonesia**, we partner with the local government in Surabaya and the IDEP Foundation on a program to conserve more than 1,500 hectares of mangrove forest, thereby protecting biodiversity, ensuring employment for farmers and fishermen, as well as creating eco-tourism opportunities for surrounding villages.*


LA & CANADA

*In the **Dominican Republic**, we support a project of the Asociacion Para el Desarrollo that empowers women in rural communities by offering financial support and equipment to help them set up businesses.*

Domestic Violence

Domestic violence has a significant impact on families and communities around the world and has been one of our main giving areas for several decades. We support programs ranging from increasing public awareness to directing services in prevention and protection.



*In **France**, we support the Fédération Nationale Solidarité Femmes to provide specialized training for volunteers and staff from a variety of organizations to better serve survivors of domestic violence.*


ASIA

*In **Japan**, we work with many non-profit organizations that provide a comprehensive range of services, including telephone hotlines, counseling, emergency shelters, awareness campaigns and financial assistance to those in greatest need.*

Disaster Relief

We help local communities respond to unexpected disasters through emergency response and reconstruction programs and by building capacity and preparedness for future emergencies.


ASIA

*Last year in the **Philippines**, through the American Chamber Foundation, we provided immediate assistance to thousands of flood victims and their families affected by the heavy monsoon rains that flooded much of Manila.*

European Union

In 2012, our EU Region accounted for 21.4% of our total cigarette shipments, 27.2% of our reported net revenues, excluding excise taxes, and 29.6% of our reported operating companies income. Our market share in the Region in 2012 was essentially flat at 38.1%. The top three markets in the Region by total industry size were Germany, Italy and Spain.


Denny Witt, Manager Sales Austria, Germany

Eastern Europe, Middle East & Africa

In 2012, our EEMA Region accounted for 32.8% of our total cigarette shipments, 26.5% of our reported net revenues, excluding excise taxes, and 26.3% of our reported operating companies income. Our market share in the Region in 2012 was up by 0.9 points to 24.6%. The top three markets in the Region by total industry size were Russia, Turkey and Ukraine.


Tatyana Shanchenko, Manager Human Resources, United Arab Emirates

Asia

In 2012, our Asia Region accounted for 35.2% of our total cigarette shipments, 35.7% of our reported net revenues, excluding excise taxes, and 36.7% of our reported operating companies income. Our market share in the Region in 2012 was up by 0.8 points to 27.3%, excluding the People's Republic of China. The top three markets in the Region by total industry size were Indonesia, Japan and the Philippines.


Rama Ishwara, Marketing Manager *U Mild*, Indonesia

Latin America & Canada

In 2012, our Latin America & Canada Region accounted for 10.6% of our total cigarette shipments, 10.6% of our reported net revenues, excluding excise taxes, and 7.4% of our reported operating companies income. Our market share in the Region in 2012 was up by 0.8 points to 36.5%. The top three markets in the Region by total industry size were Brazil, Argentina and Mexico.


Mónica María Palacio, Manager Sales Planning, Colombia

Cigarette Shipment Volume (Billion Units)

2011	211.5
2012	198.0

Reported Net Revenues*($ Millions)

2011	9,212
2012	8,526

Reported Operating Companies Income ($ Millions)

2011	4,560
2012	4,187

*Excluding excise taxes

- PMI's cigarette shipment volume in the EU declined by 6.4%, due principally to a lower total market across the Region.
- Reported net revenues decreased by 7.4% to $8.5 billion, due primarily to unfavorable currency of $716 million.
- Excluding currency, net revenues increased by 0.3%, mainly reflecting favorable pricing of $475 million, partly offset by unfavorable volume/mix of $445 million.
- Reported OCI decreased by 8.2% to $4.2 billion, due primarily to unfavorable currency of $384 million.
- Excluding the impact of currency, OCI increased by 0.2%, reflecting higher pricing and favorable asset impairment and exit costs compared to 2011, offset by an unfavorable volume/mix of $380 million, higher manufacturing costs, and higher marketing costs, principally reflecting marketing investment behind new brand launches and the roll-out of the "Be *Marlboro*" marketing campaign.
- Excluding the impact of currency, adjusted OCI margin declined by 0.5 percentage points to 49.5%.

Cigarette Shipment Volume (Billion Units)

2011	290.3
2012	303.8

Reported Net Revenues*($ Millions)

2011	7,881
2012	8,332

Reported Operating Companies Income ($ Millions)

2011	3,229
2012	3,726

*Excluding excise taxes

- PMI's cigarette shipment volume in EEMA increased by 4.7%, mainly reflecting improved market conditions and higher share in Egypt, a higher market share in Russia, and a higher total market and share in Turkey.
- Reported net revenues increased by 5.7% to $8.3 billion, including unfavorable currency of $467 million.
- Excluding currency and acquisitions, net revenues increased by 11.3%, primarily due to both favorable pricing and volume/mix of $466 million and $425 million, respectively.
- Reported OCI increased by 15.4% to $3.7 billion, despite unfavorable currency of $199 million.
- Excluding the impact of currency and acquisitions, OCI increased by a strong 21.4%, due primarily to higher pricing, and favorable volume/mix of $317 million, partly offset by higher costs, principally related to investments in marketing and business infrastructure mainly in Russia.
- Excluding the impact of currency and acquisitions, adjusted OCI margin was up by 3.5 percentage points to 44.8%.

Cigarette Shipment Volume (Billion Units)

2011	313.3
2012	326.6

Reported Net Revenues*($ Millions)

2011	10,705
2012	11,198

Reported Operating Companies Income ($ Millions)

2011	4,836
2012	5,197

*Excluding excise taxes

- PMI's cigarette shipment volume in Asia increased by 4.2%, driven by growth in Indonesia, the Philippines, Thailand and Vietnam, partly offset by a decline in Japan and Korea.
- Reported net revenues increased by 4.6% to $11.2 billion, including unfavorable currency of $116 million.
- Excluding the impact of currency, net revenues increased by 5.7%, reflecting the favorable impact of pricing of $551 million and favorable volume/mix of $57 million.
- Reported OCI increased by 7.5% to $5.2 billion, including favorable currency of $39 million.
- Excluding the impact of currency, OCI increased by 6.7%, primarily reflecting higher pricing, and favorable shipping costs related to the Japan hurdle, partly offset by unfavorable volume/mix of $99 million, mainly in Japan. Excluding Japan, volume/mix was favorable, primarily driven by Indonesia.
- Excluding the impact of currency, adjusted OCI margin was up by 0.6 percentage points to 45.9%.

Cigarette Shipment Volume (Billion Units)

2011	100.2
2012	98.6

Reported Net Revenues*($ Millions)

2011	3,299
2012	3,321

Reported Operating Companies Income ($ Millions)

2011	988
2012	1,043

*Excluding excise taxes

- PMI's cigarette shipment volume in Latin America & Canada decreased by 1.6%, mainly due to a lower total market in Argentina, Colombia and Mexico and lower share in Canada.
- Reported net revenues increased by 0.7% to $3.3 billion, including unfavorable currency of $196 million.
- Excluding the impact of currency, net revenues increased by 6.6%, reflecting favorable pricing of $267 million, partially offset by unfavorable volume/mix of $49 million.
- Reported OCI increased by 5.6% to $1.0 billion, despite unfavorable currency of $63 million.
- Excluding the impact of currency, OCI increased by 11.9%, primarily reflecting favorable pricing, partially offset by unfavorable volume/mix of $71 million and higher costs, mainly related to the restructuring of manufacturing facilities and distribution infrastructure.
- Excluding the impact of currency, adjusted OCI margin increased by 1.7 percentage points to 32.4%.



Board of Directors



H. Brown | M. Cabiallavetta | L.C. Camilleri | J.D. Fishburn | J. Li | G. Mackay



S. Marchionne | K. Morparia | L.A. Noto | R.B. Polet | C. Slim Helú | S.M. Wolf

Harold Brown [2,3,5]
Counselor, Center for Strategic and International Studies
Director since 2008

Mathis Cabiallavetta [1,3,4,5]
Vice Chairman, Swiss Re Ltd.
Director since 2008

Louis C. Camilleri*
Chairman of the Board and Chief Executive Officer, Philip Morris International Inc.
Director since 2008

J. Dudley Fishburn [1,2,3,4,5]
Chairman, Bluecube Technology Solutions Ltd.
Director since 2008

Jennifer Li [1,3,4]
Chief Financial Officer, Baidu Inc.
Director since 2010

Graham Mackay [2,3,5]
Executive Chairman, SABMiller plc
Director since 2008

Sergio Marchionne [1,2,3,4]
Chief Executive Officer, Fiat S.p.A.
Chairman, Fiat Industrial S.p.A.
Chairman and Chief Executive Officer, Chrysler Group LLC
Director since 2008

Kalpana Morparia [3,4,5]
Chief Executive Officer
J.P. Morgan India Private Ltd.
Director since 2011

Lucio A. Noto [1,3,4]
Managing Partner,
Midstream Partners, LLC
Director since 2008

Robert B. Polet [3,4,5]
Chairman, Safilo Group S.p.A.
Director since 2011

Carlos Slim Helú [3,5]
Chairman, Carso Infraestructura y Construcción, S.A.B. de C.V.
Director since 2008

Stephen M. Wolf [1,2,3,4,5]
Chairman,
R.R. Donnelley & Sons Company
Managing Partner, Alpilles, LLC
Director since 2008

Committees
Presiding Director, *Lucio A. Noto*
[1] Member of Audit Committee, *Lucio A. Noto*, Chair
[2] Member of Compensation and Leadership Development Committee, *Stephen M. Wolf*, Chair
[3] Member of Finance Committee, *Mathis Cabiallavetta*, Chair
[4] Member of Nominating and Corporate Governance Committee, *J. Dudley Fishburn*, Chair
[5] Member of Product Innovation and Regulatory Affairs Committee, *Harold Brown*, Chair

Company Management



L.C. Camilleri | D. Azinovic | B. Bonvin | P. Brunel | A. Calantzopoulos | K. Click



F. de Wilde | M. Firestone | M. King | M. Kuepfer | J. Mortensen | J. Olczak



M. Pellegrini | J. Pollès | J. Psotta | J. Whitson | M. Zielinski



Louis C. Camilleri*
Chairman of the Board and Chief Executive Officer

Drago Azinovic
President,
European Union Region

Bertrand Bonvin
Senior Vice President,
Research & Development

Patrick Brunel
Senior Vice President and Chief Information Officer

André Calantzopoulos*
Chief Operating Officer

Kevin Click
Senior Vice President,
Human Resources

Frederic de Wilde
Senior Vice President,
Marketing & Sales

Marc S. Firestone
Senior Vice President and General Counsel

Martin King
Senior Vice President,
Operations

Marco Kuepfer
Vice President,
Finance and Treasurer

James R. Mortensen
President, Latin America & Canada Region

Jacek Olczak
Chief Financial Officer

Matteo Pellegrini
President,
Asia Region

Jeannes Pollès**
Senior Vice President,
Corporate Affairs

Joachim Psotta
Vice President and Controller

Jerry Whitson
Deputy General Counsel and Corporate Secretary

Miroslaw Zielinski
President, Eastern Europe, Middle East & Africa Region and PMI Duty Free

* André Calantzopoulos has been appointed Chief Executive Officer, effective May 8, 2013, and nominated for election to the Board of Directors; Louis Camilleri will remain Chairman of the Board following the succession of Mr. Calantzopoulos as Chief Executive Officer.

** Effective June 1, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of Our Company

We are a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. We manage our business in four segments:

- European Union;
- Eastern Europe, Middle East & Africa ("EEMA");
- Asia; and
- Latin America & Canada.

Our products are sold in more than 180 markets and, in many of these markets, they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium-price brands to mid-price or low-price brands in any given market (product mix). Mix can also refer to the proportion of shipment volume in more profitable markets versus shipment volume in less profitable markets (geographic mix). We often collect excise taxes from our customers and then remit them to governments, and, in those circumstances, we include the excise taxes in our net revenues and in excise taxes on products. Our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing and selling our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are marketing and sales expenses and general and administrative expenses.

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior rights of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

Prior to March 28, 2008, we were a wholly owned subsidiary of Altria Group, Inc. ("Altria").

Executive Summary

The following executive summary provides significant highlights from the Discussion and Analysis that follows.

- **Consolidated Operating Results**—The changes in our reported diluted earnings per share ("diluted EPS") for the year ended December 31, 2012, from the comparable 2011 amounts, were as follows:

	Diluted EPS	% Growth
For the year ended December 31, 2011	**$ 4.85**	
2011 Asset impairment and exit costs	**0.05**	
2011 Tax items	**(0.02)**	
Subtotal of 2011 items	**0.03**	
2012 Asset impairment and exit costs	**(0.03)**	
2012 Tax items	**(0.02)**	
Subtotal of 2012 items	**(0.05)**	
Currency	**(0.23)**	
Interest	**(0.03)**	
Change in tax rate	**0.02**	
Impact of lower shares outstanding and share-based payments	**0.20**	
Operations	**0.38**	
For the year ended December 31, 2012	**$ 5.17**	**6.6%**

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

- **Asset Impairment and Exit Costs**—During 2012, we recorded pre-tax asset impairment and exit costs of $83 million ($52 million after tax and noncontrolling interests or $0.03 per share) primarily related to factory restructurings and the consolidation of R&D activities, as well as contract termination charges in Asia. During 2011, we recorded pre-tax asset impairment and exit costs of $109 million ($82 million after tax or $0.05 per share) primarily related to factory and R&D restructurings, as well as a contract termination charge in EEMA. For further details, see Note 5. *Asset Impairment and Exit Costs* to our consolidated financial statements.

- **Income Taxes**—The 2012 effective tax rate was unfavorably impacted by an additional income tax provision of $79 million following the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004–2006, partially offset by a $40 million benefit from a tax accounting method change in Germany. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million). The special tax items discussed in this paragraph decreased our diluted EPS by $0.02 per share in 2012 and increased our diluted EPS by $0.02 per share in 2011. Excluding the impact of the special items in each year, the change in tax rate that increased our diluted EPS by $0.02 per share in 2012 was primarily due to earnings mix and repatriation cost differences.

• **Currency**—The unfavorable currency impact during 2012 was due primarily to the Argentine peso, Brazilian real, the Euro, Indonesian rupiah, Polish zloty, Russian ruble and Turkish lira, partially offset by the Japanese yen and the Swiss franc.

• **Interest**—The unfavorable impact of interest was due primarily to higher average debt levels, partially offset by lower average interest rates on debt.

• **Lower Shares Outstanding and Share-Based Payments**—The favorable diluted EPS impact was due to the repurchase of our common stock pursuant to our share repurchase programs.

• **Operations**—The increase in diluted EPS of $0.38 from our operations was due primarily to the following segments:

- EEMA: Higher pricing and favorable volume/mix, partially offset by higher marketing, administration and research costs;
- Asia: Higher pricing and lower manufacturing costs (reflecting favorable shipping costs related to substantial air freight expenses to ship product to Japan in 2011), partially offset by higher marketing, administration and research costs and unfavorable volume/mix attributable to Japan; and
- Latin America & Canada: Higher pricing, partially offset by unfavorable volume/mix and higher manufacturing costs.

For further details, see the "Consolidated Operating Results" and "Operating Results by Business Segment" sections of the following "Discussion and Analysis."

• **2013 Forecasted Results**—On February 7, 2013, we announced our forecast for 2013 full-year reported diluted EPS to be in a range of $5.68 to $5.78, at prevailing exchange rates at that time, versus $5.17 in 2012. Excluding a forecasted total unfavorable currency impact of approximately $0.06 per share for the full-year 2013, the reported diluted earnings per share range represents a projected increase of 10% to 12% versus adjusted diluted earnings per share of $5.22 in 2012. We calculated 2012 adjusted diluted EPS as reported diluted EPS of $5.17, plus the $0.02 per share charge related to discrete tax items, and the $0.03 per share charge related to asset impairment and exit costs.

This 2013 guidance excludes the impact of potential future acquisitions, unanticipated asset impairment and exit cost charges and any unusual events. The factors described in the *Cautionary Factors That May Affect Future Results* section of the following *Discussion and Analysis* represent continuing risks to this forecast.

Adjusted diluted EPS is not a U.S. GAAP measure. We define adjusted diluted EPS as reported diluted EPS adjusted for asset impairment and exit costs, discrete tax items and unusual items. We believe it is appropriate to disclose this measure as it represents core earnings, improves comparability and helps investors analyze business performance and trends. Adjusted diluted EPS should be considered neither in isolation nor as a substitute for reported diluted EPS prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection and disclosure of our critical accounting policies and estimates have been discussed with our Audit Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

• **Revenue Recognition**—As required by U.S. GAAP, we recognize revenues, net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record shipping and handling costs paid to third parties as part of cost of sales.

• **Goodwill and Non-Amortizable Intangible Assets Valuation**—We test goodwill and non-amortizable intangible assets annually for impairment or more frequently if events occur that would warrant such review. We perform our annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, we primarily use a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. We concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded the carrying value and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria, we have not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

• **Marketing and Advertising Costs**—As required by U.S. GAAP, we record marketing costs as an expense in the year to which costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings based on estimated sales and related expenses for the full year.

• **Employee Benefit Plans**—As discussed in Note 13. *Benefit Plans* to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in calculating our obligations under these plans are reasonable based upon advice from our actuaries.

At December 31, 2012, our discount rate was 4.05% for our U.S. pension and postretirement plans. This rate was 45 basis points lower than our 2011 discount rate of 4.50%. Our weighted-average discount rate assumption for our non-U.S. pension plans decreased to 2.38%, from 3.40% at December 31, 2011. Our weighted-average discount rate assumption for our non-U.S. postretirement plans was 4.59% at December 31, 2012, and 5.45% at December 31, 2011. We anticipate that assumption changes, coupled with the amortization of deferred losses, will increase 2013 pre-tax U.S. and non-U.S. pension and postretirement expense to approximately $327 million as compared with $222 million in 2012, excluding amounts related to early retirement programs. A fifty-basis-point decrease in our discount rate would increase our 2013 pension and postretirement expense by approximately $60 million, and a fifty-basis-point increase in our discount rate would decrease our 2013 pension and postretirement expense by approximately $50 million. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2013 pension expense by approximately $30 million.

See Note 13. *Benefit Plans* to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

• **Income Taxes**—Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in our consolidated balance sheets.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. In accordance with the authoritative guidance for income taxes, we evaluate potential tax exposures and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in currency exchange rates, earnings mix or in cash repatriation plans could have an impact on the effective tax rates, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

At December 31, 2012, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $18 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. These earnings have been or will be invested to support the growth of our international business. Further, we do not foresee a need to repatriate these earnings to the U.S. since our U.S. cash requirements are supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Repatriation of earnings from foreign subsidiaries for which we have asserted that the earnings are permanently reinvested would result in additional U.S. income and foreign withholding taxes. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable.

Prior to the spin-off of PMI by Altria, we were a wholly owned subsidiary of Altria. We participated in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts were included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes were computed on a separate company basis. To the extent that we generated foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but were utilized in Altria's consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. We made payments to, or were reimbursed by, Altria for the tax effects resulting from our inclusion in Altria's consolidated United States federal income tax return. On the date of the spin-off of PMI by Altria, we entered into a Tax Sharing Agreement with Altria. The Tax Sharing Agreement generally governs Altria's and our respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the spin-off of PMI by Altria. With respect to any potential tax resulting from the spin-off of PMI by Altria, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax. Beginning March 31, 2008, we were no longer a member of the Altria consolidated tax return group, and we filed our own U.S. federal consolidated income tax return.

• **Fair Value Assessment of PMFTC Inc.**—As discussed in Note 6. *Acquisitions and Other Business Arrangements*, on February 25, 2010, our affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). PMPMI and FTC hold equal economic interests in PMFTC, while we manage the day-to-day operations of PMFTC and have a majority of its Board of Directors. Consequently, we accounted for the contributed assets and liabilities of FTC as a business combination.

The fair value of the assets and liabilities contributed by FTC in this non-cash transaction was determined to be $1.17 billion. FTC holds the right to sell its interest in PMFTC to us, except in certain circumstances, during the period from February 25, 2015, through February 24, 2018, at an agreed-upon value of $1.17 billion, which was recorded on our consolidated balance sheet as a redeemable noncontrolling interest at the date of the business combination.

In future periods, if the fair value of 50% of PMFTC were to drop below the redemption value of $1.17 billion, the difference would be treated as a special dividend to FTC and would reduce our earnings per share. Reductions in earnings per share may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value. Such increases in earnings per share would be limited to cumulative prior reductions. At December 31, 2012, we determined that 50% of the fair value of PMFTC exceeded the redemption value of $1.17 billion and that any reasonable movement in the assumptions would not result in the fair value being less than the redemption value.

• **Hedging**—As discussed below in "Market Risk," we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives to which we have elected to apply hedge accounting, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are initially deferred in accumulated other comprehensive losses on the consolidated balance sheet and recognized in the consolidated statement of earnings in the periods when the related hedged transactions are also recognized in operating results. If we had elected not to use the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders' (deficit) equity would have been recorded in our net earnings.

• **Contingencies**—As discussed in Note 21. *Contingencies* to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 47 to 50 for a discussion of our "Cautionary Factors That May Affect Future Results." Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2012	2011	2010
Cigarette Volume			
European Union	**197,966**	211,493	222,964
Eastern Europe, Middle East & Africa	**303,828**	290,250	289,312
Asia	**326,582**	313,282	282,290
Latin America & Canada	**98,660**	100,241	105,290
Total cigarette volume	**927,036**	915,266	899,856

(in millions)	2012	2011	2010
Net Revenues			
European Union	**$27,338**	$29,768	$28,050
Eastern Europe, Middle East & Africa	**19,272**	17,452	15,928
Asia	**21,071**	19,590	15,235
Latin America & Canada	**9,712**	9,536	8,500
Net revenues	**$77,393**	$76,346	$67,713

(in millions)	2012	2011	2010
Excise Taxes on Products			
European Union	**$18,812**	$20,556	$19,239
Eastern Europe, Middle East & Africa	**10,940**	9,571	8,519
Asia	**9,873**	8,885	7,300
Latin America & Canada	**6,391**	6,237	5,447
Excise taxes on products	**$46,016**	$45,249	$40,505

(in millions)	2012	2011	2010
Operating Income			
Operating companies income:			
European Union	**$ 4,187**	$ 4,560	$ 4,311
Eastern Europe, Middle East & Africa	**3,726**	3,229	3,152
Asia	**5,197**	4,836	3,049
Latin America & Canada	**1,043**	988	953
Amortization of intangibles	**(97)**	(98)	(88)
General corporate expenses	**(210)**	(183)	(177)
Operating income	**$13,846**	$13,332	$11,200

As discussed in Note 12. *Segment Reporting* to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

References to total international cigarette market, total cigarette market, total market and market shares throughout this "Discussion and Analysis" reflect our best estimates based on a number of internal and external sources.

The following events that occurred during 2012, 2011 and 2010 affected the comparability of our statement of earnings amounts:

- **Asset Impairment and Exit Costs**—For the years ended December 31, 2012, 2011 and 2010, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2012	2011	2010
Separation programs:			
European Union	**$ —**	$ 35	$27
Eastern Europe, Middle East & Africa	**—**	6	—
Asia	**13**	7	—
Latin America & Canada	**29**	15	—
Total separation programs	**42**	63	27
Contract termination charges:			
Eastern Europe, Middle East & Africa	**—**	12	—
Asia	**13**	—	20
Total contract termination charges	**13**	12	20
Asset impairment charges:			
European Union	**5**	10	—
Eastern Europe, Middle East & Africa	**5**	7	—
Asia	**13**	8	—
Latin America & Canada	**5**	9	—
Total asset impairment charges	**28**	34	—
Asset impairment and exit costs	**$83**	$109	$47

For further details, see Note 5. *Asset Impairment and Exit Costs* to our consolidated financial statements.

- **Acquisitions and Other Business Arrangements**—In 2012, we did not have any acquisitions and other business arrangements. For details on 2011 and 2010, see Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements.

2012 compared with 2011

The following discussion compares our consolidated operating results for the year ended December 31, 2012, with the year ended December 31, 2011.

Our cigarette shipment volume of 927.0 billion units increased by 11.8 billion (1.3%), due primarily to gains in:

- EEMA, driven mainly by Egypt, Russia and Turkey; and
- Asia, driven mainly by Indonesia, the Philippines, Thailand and Vietnam, partially offset by Japan and Korea.

These gains were partially offset by declines in:

- the European Union, predominantly due to France and southern Europe; and
- Latin America & Canada, mainly due to Argentina, Canada, Colombia and Mexico.

Excluding acquisitions, our cigarette shipment volume was up by 1.3%. Excluding acquisitions and the Japan hurdle of 6.3 billion units related to additional volume shipped in the second quarter of 2011 as a result of the disruption of our principal competitor's supply chain following the natural disaster in March 2011, our cigarette shipment volume was up by 2.0%.

Our market share in our top 30 OCI markets was 37.4%, up by 0.6 share points. Our market share grew in a number of markets, notably Algeria, Argentina, Australia, Belgium, Brazil, Colombia, Egypt, Greece, Indonesia, Mexico, Poland, Russia, Thailand, Turkey and Ukraine.

Total cigarette shipment volume of *Marlboro* of 301.6 billion units was up by 0.5%, or by 1.1%, excluding the Japan hurdle. This increase is due primarily to growth in: EEMA of 3.6%, notably in the Middle East, North Africa and Turkey, partly offset by Romania, Russia and Ukraine; Asia of 3.6%, principally driven by Indonesia, the Philippines and Vietnam, partly offset by Japan and Korea; and Latin America & Canada of 0.7%, notably in Brazil and Colombia, partly offset by Argentina. Cigarette shipments of *Marlboro* declined in the European Union by 4.6%, notably in France, Italy and Spain.

Total cigarette shipment volume of *L&M* of 93.7 billion units was up by 4.0%, reflecting growth in: EEMA of 8.6%, notably in Egypt, Russia and Turkey; Asia of 14.8%, mainly in Thailand; and Latin America & Canada of 6.9%, mainly in Brazil and Colombia. Cigarette shipment volume of *L&M* declined in the European Union by 4.1%, notably in Greece, Poland and Spain, partly offset by growth in France.

Total cigarette shipment volume of *Bond Street* of 46.8 billion units increased by 4.1%, led mainly by growth in Kazakhstan and Ukraine, partly offset by a decline in Hungary.

Total cigarette shipment volume of *Parliament* of 43.4 billion units was up by 10.1%, or by 11.1%, excluding the Japan hurdle, fueled by strong growth in EEMA of 16.5%, driven by Kazakhstan, Russia, Turkey and Ukraine. Cigarette shipment volume of *Parliament* declined in Asia by 4.3%, notably in Japan and Korea.

Total cigarette shipment volume of *Philip Morris* of 38.0 billion units decreased by 3.2%, or by 1.4%, excluding the Japan hurdle, mainly reflecting a decline in Japan and the Philippines, partly offset by growth in Argentina and Portugal.

Total cigarette shipment volume of *Chesterfield* of 35.5 billion units was down by 3.2%, due mainly to Ukraine, partly offset by growth in the European Union, notably in Poland, Portugal and the United Kingdom.

Total cigarette shipment volume of *Lark* of 32.1 billion units decreased by 4.6%. Excluding the Japan hurdle, cigarette shipment volume of *Lark* increased 3.5%.

Our other tobacco products ("OTP") consist mainly of tobacco for roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos. Total shipment volume of OTP, in cigarette equivalent units, excluding acquisitions, grew by 9.8% to 31.2 billion units, notably in Belgium, France, Germany, Greece, Italy and Spain, partly offset by Poland.

Total shipment volume for cigarettes and OTP combined was up by 1.5%, excluding acquisitions. Total shipment volume for cigarettes and OTP combined was up by 2.2%, excluding acquisitions and the Japan hurdle.

Our net revenues and excise taxes on products were as follows:

(in millions)	2012	2011	Variance	%
Net revenues	**$77,393**	$76,346	$1,047	1.4%
Excise taxes on products	**46,016**	45,249	767	1.7%
Net revenues, excluding excise taxes on products	**$31,377**	$31,097	$ 280	0.9%

Currency movements decreased net revenues by $5.0 billion and net revenues, excluding excise taxes on products, by $1.5 billion. The $1.5 billion decrease was due primarily to the Argentine peso, Brazilian real, Euro, Indonesian rupiah, Mexican peso, Polish zloty, Russian ruble and Turkish lira, partially offset by the Japanese yen and Philippine peso.

Net revenues shown in the table above include $1,709 million in 2012 and $1,589 million in 2011 related to sales of OTP. These net revenue amounts include excise taxes billed to customers. Excluding excises taxes, net revenues for OTP were $676 million in 2012 and $616 million in 2011.

Net revenues, which include excise taxes billed to customers, increased $1.0 billion (1.4%). Excluding excise taxes, net revenues increased $280 million (0.9%) to $31.4 billion. This increase was due to:

- price increases ($1.8 billion) and
- the impact of acquisitions ($28 million), partly offset by
- unfavorable currency ($1.5 billion) and
- unfavorable volume/mix ($12 million).

Excise taxes on products increased $767 million (1.7%), due to:

- higher excise taxes resulting from changes in retail prices and tax rates ($3.9 billion) and
- volume/mix ($415 million), partly offset by
- favorable currency ($3.5 billion).

Governments have consistently increased excise taxes in most of the markets in which we operate. As discussed under the caption "Business Environment," we expect excise taxes to continue to increase.

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2012	2011	Variance	%
Cost of sales	**$10,373**	$10,678	$(305)	(2.9)%
Marketing, administration and research costs	**6,978**	6,880	98	1.4%
Operating income	**13,846**	13,332	514	3.9%

Cost of sales decreased $305 million (2.9%), due primarily to:

- favorable currency ($557 million), partly offset by
- volume/mix ($221 million),
- higher manufacturing costs ($16 million) and
- the impact of acquisitions ($15 million).

With regard to tobacco leaf prices, we continue to expect modest increases going forward, broadly in line with inflation, as the market has now been stabilized, due in part to our increased direct involvement with local farmers. We also anticipate some cost pressure in 2013, driven in large measure by the historical leaf tobacco price increases that will continue to affect our product costs in the current year, higher prices for cloves and higher prices for a number of other direct materials we use in the production of our brands.

Marketing, administration and research costs increased $98 million (1.4%), due to:

- higher expenses ($424 million, principally related to increased marketing expenditures, notably in Germany, Indonesia and Russia, increased headcount and business infrastructure in Russia and expenditures incurred to combat illicit trade in cigarettes) and
- the impact of acquisitions ($9 million), partly offset by
- favorable currency ($335 million).

Operating income increased by $514 million (3.9%). This increase was due primarily to:

- price increases ($1.8 billion), partly offset by
- unfavorable currency ($600 million),
- higher marketing, administration and research costs ($424 million) and
- unfavorable volume/mix ($233 million).

Interest expense, net, of $859 million increased $59 million, due primarily to higher average debt levels, partially offset by lower average interest rates on debt.

Our effective tax rate increased 0.4 percentage points to 29.5%. The 2012 effective tax rate was unfavorably impacted by an additional income tax provision of $79 million following the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004–2006, partially offset by a $40 million benefit from a tax accounting method change in Germany. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million). The effective tax rate is based on our full-year geographic earnings mix and cash repatriation plans. Changes in our cash repatriation plans could have an impact on the effective tax rate, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Based upon tax regulations in existence at December 31, 2012, the American Taxpayer Relief Act of 2012 and our cash repatriation plans, we estimate that our 2013 effective tax rate will be approximately 29% to 30%.

We are regularly examined by tax authorities around the world, and we are currently under examination in a number of jurisdictions. It is reasonably possible that within the next twelve months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible charge cannot be made at this time.

Net earnings attributable to PMI of $8.8 billion increased $209 million (2.4%). This increase was due primarily to higher operating income, partially offset by a higher effective tax rate and higher interest expense, net. Diluted and basic EPS of $5.17 increased by 6.6%. Excluding an unfavorable currency impact of $0.23, diluted EPS increased by 11.3%. Excluding the unfavorable currency impact and the 2011 earnings per share hurdle of $0.10 related to Japan, diluted EPS increased by 13.7%.

2011 compared with 2010

The following discussion compares our consolidated operating results for the year ended December 31, 2011, with the year ended December 31, 2010.

Our cigarette shipment volume of 915.3 billion units increased 15.4 billion (1.7%), due primarily to gains in:

- Asia, primarily driven by a higher total market and share in Indonesia, higher share in Japan (including the benefit from the shortages of competitors' products) and Korea, as well as the favorable impact of the business combination in the Philippines; and
- EEMA, primarily due to higher total markets in Algeria and Saudi Arabia, and higher share in Algeria and Turkey.

These gains were partially offset by declines in:

- the European Union, primarily due to lower total markets and share, mainly in Italy, Portugal and Spain, and a lower total market in Greece; and
- Latin America & Canada, due mainly to Mexico, reflecting a lower total market, partly offset by a higher total market and share in Argentina, and higher share in Canada.

Excluding acquisitions (primarily the business combination with Fortune Tobacco Corporation in the Philippines in 2010), our cigarette shipment volume was up 0.5%, driven by growth from each of our top ten brands by volume, which, collectively, represented more than 75% of our total cigarette shipment volume.

Our market share performance was stable or registered growth in a number of markets, including Algeria, Argentina, Australia, Austria, Belgium, Canada, France, Germany, Greece, Hong Kong, Indonesia, Japan, Korea, Malaysia, Mexico, the Netherlands, the Philippines, Russia, Singapore, Thailand and Turkey.

Total cigarette shipments of *Marlboro* of 300.1 billion units were up by 0.9%, due primarily to an increase in Asia of 8.8%, mainly Indonesia, Japan, Korea and Vietnam; and growth in EEMA of 5.3%, primarily due to the Middle East and North Africa. These increases were partially offset by declines in the European Union of 5.1%, mainly reflecting lower total markets and share, primarily in Italy, Portugal and Spain, a lower market in Greece, and lower share in Germany, partly offset by share growth in Belgium and Hungary; and in Latin America & Canada of 5.8%, mainly due to a lower total market in Mexico, partly offset by share growth in Argentina, Colombia and Brazil.

Total cigarette shipments of *L&M* of 90.1 billion units were up by 1.7%, reflecting growth in the European Union, EEMA and Latin America & Canada segments.

Total cigarette shipments of *Bond Street* of 45.0 billion units increased by 2.0%, led mainly by growth in Kazakhstan, Russia and Ukraine, partially offset by declines in Hungary and Turkey.

Total cigarette shipments of *Parliament* of 39.4 billion units were up by 12.1%.

Total cigarette shipments of *Philip Morris* of 39.3 billion units increased by 1.4%, mainly reflecting growth in Japan and Argentina, partly offset by a decline in the Philippines.

Total cigarette shipments of *Chesterfield* of 36.7 billion units were up by 0.6%, driven by growth in the European Union, primarily in Germany and Portugal.

Total cigarette shipments of *Lark* of 33.7 billion units increased by 17.5%, driven by growth in Japan, partially offset by a decline in Turkey.

Total shipment volume of OTP, in cigarette equivalent units, excluding acquisitions, grew by 8.3%, notably in Benelux, France, Italy and Germany.

Total shipment volume for cigarettes and OTP combined was up by 0.8% excluding acquisitions.

Our net revenues and excise taxes on products were as follows:

(in millions)	2011	2010	Variance	%
Net revenues	$76,346	$67,713	$8,633	12.7%
Excise taxes on products	45,249	40,505	4,744	11.7%
Net revenues, excluding excise taxes on products	$31,097	$27,208	$3,889	14.3%

Currency movements increased net revenues by $2.6 billion and net revenues, excluding excise taxes on products, by $1.2 billion. The $1.2 billion increase was due primarily to the Australian dollar, the Euro, Indonesian rupiah, Japanese yen, Russian ruble and the Swiss franc, partially offset by the Turkish lira.

Net revenues shown in the table above include $1,589 million in 2011 and $1,321 million in 2010 related to sales of OTP. These net revenue amounts include excise taxes billed to customers. Excluding excises taxes, net revenues for OTP were $616 million in 2011 and $514 million in 2010.

Net revenues, which include excise taxes billed to customers, increased $8.6 billion (12.7%). Excluding excise taxes, net revenues increased $3.9 billion (14.3%) to $31.1 billion. This increase was due to:

- price increases ($1.9 billion),
- favorable currency ($1.2 billion),
- favorable volume/mix ($609 million) and
- the impact of acquisitions ($137 million).

Excise taxes on products increased $4.7 billion (11.7%), due to:

- higher excise taxes resulting from changes in retail prices and tax rates ($3.2 billion),
- currency movements ($1.3 billion),
- volume/mix ($198 million) and
- the impact of acquisitions ($52 million).

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2011	2010	Variance	%
Cost of sales	$10,678	$ 9,713	$ 965	9.9%
Marketing, administration and research costs	6,880	6,160	720	11.7%
Operating income	13,332	11,200	2,132	19.0%

Cost of sales increased $965 million (9.9%), due to:

- higher manufacturing costs ($428 million, including air freight costs related to additional shipments to Japan),
- currency movements ($254 million),
- volume/mix ($187 million) and
- the impact of acquisitions ($96 million).

Marketing, administration and research costs increased $720 million (11.7%), due to:

- currency ($427 million),
- higher expenses ($278 million, principally related to increased marketing investment in Japan and Russia, and business infrastructure investment in Russia) and
- the impact of acquisitions ($15 million).

Operating income increased $2.1 billion (19.0%). This increase was due primarily to:

- price increases ($1.9 billion),
- favorable currency ($565 million) and
- favorable volume/mix ($422 million), partially offset by
- higher manufacturing expenses ($428 million),
- higher marketing, administration and research costs ($278 million) and
- higher asset impairment and exit costs ($62 million).

Interest expense, net, of $800 million decreased $76 million, due primarily to lower average interest rates on debt and higher interest income, partially offset by higher average debt levels.

Our effective tax rate increased 1.7 percentage points to 29.1%, due primarily to higher discrete tax items in 2010 that benefited our 2010 effective tax rate. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million). The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria Group, Inc.'s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million).

Net earnings attributable to PMI of $8.6 billion increased $1.3 billion (18.3%). This increase was due primarily to higher operating income, partially offset by a higher effective tax rate. Diluted and basic EPS of $4.85 increased by 23.7% and 23.4%, respectively. Excluding a favorable currency impact of $0.19, diluted EPS increased by 18.9%.

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in "*Cautionary Factors That May Affect Future Results*," include:

- actual and proposed tobacco legislation and regulation;
- actual and proposed excise tax increases, as well as changes in excise tax structures and retail selling price regulations;
- price gaps and changes in price gaps between premium and mid-price and low-price brands and between cigarettes and other tobacco products;
- increased efforts by tobacco control advocates and governments to "denormalize" smoking and impose extreme regulatory requirements impacting our ability to communicate with adult consumers and differentiate our products from competitors' products, including legislation to mandate plain (generic) packaging resulting in the expropriation of our brands and trademarks;
- actual and proposed extreme regulatory requirements related to the ingredients in tobacco products, including restrictions and complete bans;
- other actual and proposed restrictions affecting tobacco manufacturing, testing and performance standards and requirements, packaging, marketing, advertising, product display and sales;
- governmental and private bans and restrictions on smoking;
- illicit trade in cigarettes and other tobacco products, including counterfeit, contraband and so called "illicit whites;"
- actual and proposed restrictions on imports in certain jurisdictions;
- pending and threatened litigation as discussed in Note 21. *Contingencies*; and
- governmental investigations.

In the ordinary course of business, many factors can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

- **Framework Convention on Tobacco Control:** The World Health Organization's ("WHO") Framework Convention on Tobacco Control ("FCTC") entered into force in February 2005. As of February 2013, 175 countries, as well as the European Community, have become Parties to the FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) Parties to have in place or enact legislation that would:

  - establish specific actions to prevent youth smoking;
  - restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;
  - initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;
  - implement regulations imposing tobacco product testing, disclosure and performance standards;
  - impose health warning requirements on tobacco product packaging;
  - adopt measures aimed at eliminating illicit trade in tobacco products;
  - restrict smoking in public places;
  - implement public health-based fiscal policies (tax and price measures);
  - adopt and implement measures that ensure that packaging and labeling, including descriptive terms, do not create the false impression that one brand of tobacco products is safer than another;
  - phase out or restrict duty free tobacco sales; and
  - encourage litigation against tobacco product manufacturers.

In many respects, the areas of regulation we support mirror provisions of the FCTC. For example, we have long advocated for laws that strictly prohibit the sale of tobacco products to minors, limit public smoking, mandate the placement of health warnings on tobacco product packaging, and regulate product content to ensure that changes to the product do not increase the adverse health effects of smoking and to establish a regulatory framework for future reduced risk products. We also strongly support the use of tax and price policies to achieve public health objectives, provided that they do not result in increased illicit trade. We do not, however, agree with the current views of the WHO and others who are pursuing policies that have gone far beyond the original text of the FCTC treaty.

For example, following the entry into force of the FCTC, the Conference of the Parties ("CoP"), the governing body of the FCTC, has adopted several guidelines proposed by tobacco control advocates and supported by WHO that provide non-binding recommendations which purport to supplement specific articles of the treaty. The recommendations include measures that we strongly oppose, such as point-of-sale display bans, plain packaging, a ban on all forms of communications to adult smokers, measures to prohibit or restrict ingredients that may increase the palatability or attractiveness of tobacco products, bans on charitable contributions, measures to prevent the use of journalistic expression or political commentary "for the promotion of tobacco use," bans on retailer incentive programs and limits on tobacco industry involvement in the development of tobacco policy and regulations.

These recommendations and the actions of the WHO and others reflect an extreme application of the treaty, are not based on sound evidence of a public health benefit, and in many cases are likely to lead to adverse consequences. The evidence does not show that these measures will help achieve the public health goals of the original treaty provisions. In fact, as we discuss below, some of these extreme measures are likely to undermine the original goals of the FCTC and public health by leading to a further increase in illicit trade, the proliferation of low-price cigarettes and, in the case of measures such as plain packaging, will result in the expropriation of our trademarks, harm competition and violate international treaties.

Although to date only a few governments have adopted these extreme measures, it is not possible to predict whether or to what extent the various CoP guidelines and WHO recommendations will be adopted. If governments choose to implement regulation based on these extreme recommendations, such regulation may adversely affect our business, volume, results of operations, cash flows and financial position. In some instances, including those described below, where such regulation has been adopted, we have commenced legal proceedings challenging the regulation. It is not possible to predict the outcome of these legal proceedings.

• **Excise Taxes:** Tobacco products are subject to substantial excise taxes and to other product taxation worldwide. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. For example, the Philippines recently enacted a new excise tax law that increased the excise tax on the premium-price segment by more than 100% and on the low-price segment by nearly 340% in 2013 and provides for further significant increases primarily affecting the lower tier until both tiers are merged in 2017. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium price products and manufactured cigarettes.

Excessive and disruptive tax increases and discriminatory tax structures, which we oppose, are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from premium to non-premium, discount, other low-price or low-taxed tobacco products, such as fine-cut tobacco, and/or illicit products. Such tax increases undermine public health and ultimately undercut government revenue objectives.

At the fifth session of the CoP held in November 2012, the Parties did not adopt guidelines on price and tax measures to reduce the demand for tobacco but instead adopted a brief "set of guiding principles and recommendations for implementation of Article 6," which does not include extreme proposals. An inter-session working group will prepare and present new draft guidelines at the sixth session of the CoP in 2014.

• **EU Tobacco Products Directive:** In December 2012, the European Commission adopted its proposal for a significantly revised EU Tobacco Products Directive (2001/37/EC). Among other things, the European Commission's proposal includes a ban on menthol cigarettes, a ban on slim cigarettes, oversized health warnings covering 75% of the front and back panels, as well as 50% of the side panels of cigarette packs, mandatory sizes and shapes for tobacco packaging, and further restrictions on product descriptions and brand differentiation. Under the proposal, Member States would have the option to further standardize tobacco packaging, including by introducing plain packaging, if justified in the "public interest." The proposal would also require non-traditional nicotine-containing products, such as certain e-cigarettes, as well as certain reduced risk products under development, to obtain approval under the Medicinal Products Directive. In addition, by seeking to prohibit accurate, substantiated product descriptions related to reduced risk, the European Commission's proposal would introduce significant hurdles to the commercialization of reduced risk products in the EU.

The proposal may be amended and must be approved by the European Parliament and the Council of Ministers, a process that, according to the European Commission, is expected to continue until 2014, with full implementation in 2015 and 2016. It is not possible to predict the ultimate outcome of this legislative process.

• **Plain Packaging:** We strongly oppose plain packaging, which not only constitutes an expropriation of our valuable trademarks, but is a pure and simple confiscation of the core of our business. We believe that transforming the industry into a low-price commodity business will not reduce consumption, smoking incidence or initiation. Indeed, there is no sound evidence that plain packaging will have any measurable impact on smoking behavior. Even many public health advocates agree today that plain packaging will have no impact on current smokers and claim that the measure is intended to reduce initiation among youth. However, the data do not support that claim either. On the contrary, over time plain packaging is likely to be counterproductive from a public health perspective because it will increase the availability of cheaper tobacco products and spur an increase in illicit trade. Cheaper tobacco products are known to increase consumption, especially among youth. Further, increased illicit trade will hurt the legitimate industry, its entire supply chain and government revenues. Moreover, plain packaging imposes on free competition and trade as well as the use of intellectual property; it violates the terms of: (1) the Agreement on Trade-Related Aspects of Intellectual Property Rights ("TRIPS"), which prohibits unjustified encumbrances on trademarks and protects geographical indications; (2) the

Paris Convention, which prevents acts that constitute unfair competition; and (3) the Agreement on Technical Barriers to Trade, which prohibits regulations that constitute barriers to trade. We will take all steps necessary to ensure that all constituencies understand the adverse consequences of plain packaging and to obtain all protection and relief to which we are entitled under the law.

Plain packaging went into effect in Australia in December 2012. The Australian law bans the use of company branding, logos and colors on packaging of all tobacco products for sale to consumers other than the brand name and variant, which may be printed only in specified locations and in a uniform font. It also imposes restrictions on the branding of cigarette sticks.

The Australian plain packaging legislation triggered three legal challenges. Our Australian subsidiary, Philip Morris Limited ("PML"), and other major tobacco companies filed lawsuits against the government in the High Court of Australia arguing that by implementing plain packaging, the government violated the Australian Constitution because it acquired property without compensation. The High Court initially heard the cases brought by certain British American Tobacco companies ("BAT") and by JT International. In August 2012, the High Court issued its ruling in favor of the government. In the court's written reasons, published in October 2012, a majority of the Justices recognized that plain packaging deprived the plaintiffs of property. However, because no "benefit" inured to the government or a third party, the court held that plain packaging did not violate the Australian Constitution. We expect that the court's ruling will also apply to PML's case. Given the particular nature of the Australian Constitution, we do not expect the decision to be a significant adverse precedent in other jurisdictions. In fact, we expect that the court's finding that plain packaging deprives tobacco manufacturers of their intellectual property would raise serious questions about the legality of plain packaging legislation in other jurisdictions.

Our subsidiary, Philip Morris Asia Limited, has initiated international arbitration proceedings against the Australian government pursuant to the Hong Kong-Australia Bilateral Investment Treaty (the "Investment Treaty"). Formal proceedings under the Investment Treaty commenced in November 2011. In the arbitration, Philip Morris Asia Limited is seeking substantial compensation from the Australian government. The arbitration may take several years to complete.

Three World Trade Organization ("WTO") members, Ukraine, Honduras and the Dominican Republic, have initiated WTO dispute settlement cases against Australia. They claim, among other things, that plain packaging creates unnecessary barriers to trade in violation of the WTO Agreement on Technical Barriers to Trade; unjustifiably encumbers the use of trademarks and reduces the protection of geographical indications in violation of TRIPS; and will create confusion among consumers in violation of the Paris Convention. In September 2012, Ukraine requested a panel to hear the dispute, which the Dispute Settlement Body of the WTO is now establishing. Thirty-four countries and the European Union have intervened as third parties in the Ukrainian case, including Indonesia, China, Japan, Korea and the United States. Honduras and the Dominican Republic have both announced they will request that panels be formed to hear their disputes against Australia. WTO dispute settlement cases can take several years to complete. It is not possible to predict the outcome of these cases.

Although plain packaging was already recommended in 2008 under the FCTC guidelines adopted by the third CoP, to date no country other than Australia has adopted this measure. Two countries, the UK and New Zealand conducted consultations to consider plain packaging. In the UK, between April and August 2012, the Department of Health held a public consultation "to seek the views of interested people, businesses and organisations on a policy initiative that would require the packaging of tobacco products to be standardized [plain], the aim being to improve public health by reducing the use of tobacco." It is not possible to predict whether the consultation will result in any legislative action. In New Zealand, the government announced in February 2013 that it would agree in principle to follow Australia but that it would "wait and see what happens with Australia's legal cases" before adopting legislation and implementing regulation. Thus, plain packaging is not expected to proceed in New Zealand, if at all, until the WTO and other challenges to Australia's legislation are resolved.

In addition, in some instances, such as under the recently adopted proposal of the European Commission, excessively large health warnings, combined with other standardization measures and packaging restrictions, may impact our ability to use our distinctive brands and trademarks in a manner that approximates, or is substantially equivalent to, plain packaging.

• **Restrictions and Bans on the Use of Ingredients and Disclosure Laws:** Until recently, efforts to regulate the use of ingredients have focused on whether ingredients increase the toxicity and/or addictiveness of cigarette smoke. Increasingly, however, tobacco control advocates and some regulators, including the WHO, the European Commission and individual governments, are considering regulating or have regulated cigarette ingredients with the stated objective of reducing the "palatability" or "attractiveness" of cigarette smoke, smoking and/or tobacco products. We oppose regulations that would ban ingredients for the purpose of reducing the palatability or attractiveness of tobacco products because, in light of the millions of smokers in countries like Canada, the UK and China who prefer cigarettes without ingredients, there is no reasonable basis to conclude that an ingredient ban would reduce smoking prevalence or youth smoking initiation. Indeed, we do not believe it is appropriate to use "attractiveness," which is an inherently subjective and variable term, as a basis for regulation of ingredients, let alone bans of entire product categories. It also lacks scientific, empirically verified criteria.

In November 2010, the fourth session of the CoP adopted "partial" and "provisional" guidelines on Articles 9 and 10 of the FCTC (regulation of contents and disclosure of tobacco products). Among other things, these guidelines recommend that Parties implement measures to prohibit or restrict ingredients and colorings that may increase the palatability or attractiveness of tobacco products. The CoP determined that these guidelines will have to be periodically re-assessed "in light of the scientific evidence and country experience." The Working Group on Articles 9 and 10 is expected to present a set of recommendations focused on toxicity and addictiveness at future sessions of the CoP.

In March 2012, Brazil's National Sanitation Agency ("ANVISA") published a resolution that prohibits the use of all synthetic and natural substances with flavoring or aromatic properties, with a limited exception to allow for the use of sugars to replace those lost during the tobacco leaf-drying process. Manufacturers have until September 2013 to comply with the resolution. The ban, if implemented, would make it impossible to continue producing the traditional American Blend tobacco products currently preferred by Brazilian smokers and will require manufacturers to modify most, if not all, products in the market. In September 2012, Sinditabaco (a tobacco industry union of which Philip Morris Brasil Ltda. is a member) filed a lawsuit in Brazilian federal court against ANVISA challenging the ingredients ban. The lawsuit claims that ANVISA lacks authority to institute the ban, failed to produce evidence justifying or supporting the ban, failed to comply with due process and proportionality requirements and ignored the unintended consequences of the measure, such as encouraging illicit trade. In December 2012, the court granted Sinditabaco a preliminary injunction, suspending ANVISA's ingredients ban until a full hearing of the dispute. In February 2013, ANVISA appealed the injunction order.

We oppose bans or sweeping restrictions on ingredients such as those recently adopted in Brazil or the ban on menthol proposed by the European Commission, which are arbitrary and without any scientific evidence demonstrating a public health benefit. We support regulations that would restrict the use of ingredients that are determined, based on sound scientific testing methods and data, to significantly increase the adverse health effects of tobacco smoke or youth smoking initiation.

Many countries have enacted or proposed legislation or regulations that require cigarette manufacturers to disclose to governments and to the public the ingredients used in the manufacture of tobacco products and, in certain cases, to provide toxicological information about those ingredients. We have made and will continue to make full disclosures where adequate assurances of trade secret protection are provided. In jurisdictions where it is not possible to obtain appropriate assurances of trade secret protection, we will seek to resolve the matter with governments through alternative means.

• **Bans on Display of Tobacco Products at Retail:** In a few of our markets, governments have banned the display of tobacco products at the point of sale ("display bans"), while in other countries proposals for display bans have been specifically rejected. In some countries, proposals are currently under consideration. We oppose display bans on the grounds that they unnecessarily restrict competition and encourage illicit trade—consequences that undermine public health objectives. Further, the data show that where implemented, display bans have not reduced smoking prevalence and initiation, or had any material beneficial impact on public health. In some markets, our subsidiaries and, in some cases, individual retailers, have commenced legal proceedings to overturn display bans.

• **Health Warning Requirements:** We support health warning requirements designed to inform consumers of the risks of smoking and defer to governments on the content of the warnings, whether graphic or textual, except for content that vilifies tobacco companies or is not justified by the actual repercussions of smoking. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings on packaging in many African countries in official local languages occupying 30% of the front and back of the pack. In most of our markets, governments require large and often graphic health warnings on cigarette packs, consistent with, and often larger than, the FCTC minimum of 30% of the front and back of the pack. For instance, Egypt, Hong Kong, Panama, and Singapore are among the growing number of countries requiring health warnings occupying 50% of the front and back of the pack. We have not opposed such health warning requirements.

To date, only a few countries have implemented warnings covering more than 50% of the front and/or back of the pack. They include, for instance, Australia (75% front and 90% back), Mexico (30% front and 100% back), Uruguay (80% front and back) and Canada (75% front and back).

The data show that disproportionately increasing the size of health warnings does not effectively reduce tobacco consumption. For this reason, and because it infringes upon our intellectual property rights, leaving insufficient space for our distinctive trademarks and pack designs, we oppose extremely large health warnings. In a few markets we have commenced legal proceedings challenging extreme warning size requirements or content that is not justified by the actual repercussions of smoking.

We believe governments should continue to educate the public on the serious health effects of smoking. Our corporate Web site, www.pmi.com, includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke ("ETS"). The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web site advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The information on our Web site is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

• **Other Packaging Restrictions:** Tobacco control advocates and some regulators are calling for further restrictions on packaging, including standardizing the shape, format and lay-out of packaging, as well as broad restrictions on how the space left for branding and product descriptions can be used. Such measures further restrict our ability to provide information to consumers and to differentiate our brands from those of our competitors.

Many countries, including all EU Member States, prohibit descriptors such as "lights," "mild" and "low tar." We do not oppose these types of descriptor bans.

Some public health advocates, governments, and the FCTC guidelines have sought the implementation of, and in some cases have passed, restrictions on packaging and labeling that prohibit (1) the use of colors that are alleged to suggest that a brand is less harmful than others, (2) specific descriptive phrases deemed to be misleading, including, for example, "premium," "full flavor," "international," "gold," "silver," and "menthol" and (3) in one country, all but one pack variation per brand. The measures proposed by the European Commission would also prohibit any references on the pack to taste and flavor as well as pack design elements suggesting a "positive social effect." We believe such regulations are unreasonably broad, unnecessarily limit brand and product differentiation, are anticompetitive, prevent us from providing consumers with factual information about our products, unduly restrict our intellectual property and violate international trade agreements. We oppose these broad packaging restrictions and in some instances have commenced litigation to challenge them.

• **Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships:** For many years, countries have imposed partial or total bans on tobacco advertising, marketing, promotions and sponsorships. The FCTC calls for a "comprehensive ban on advertising, promotion and sponsorship" and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict to the fullest extent possible advertising on radio and television, advertising in print and other media, including the Internet, and sponsorships of international events within five years of the effective date of a country's ratification of the FCTC. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship where such activities are not prohibited. The CoP-adopted guidelines recommend that governments adopt extreme and sweeping prohibitions, including all forms of communications to adult smokers. We oppose complete bans on advertising and communications. We believe that the available evidence does not support the contention that limitations on marketing are effective in reducing smoking prevalence, but we would generally not oppose such limitations as long as manufacturers retain the ability to communicate directly and effectively to adult smokers.

• **Restrictions on Product Design and Emissions:** Tobacco control advocates and some regulators are calling for regulations to further standardize tobacco products themselves by, for example, requiring that cigarettes have a certain minimum diameter, which amounts to a ban on slim cigarettes, or requiring the use of standardized filter and cigarette paper designs. We oppose such restrictions. We believe that there is no correlation between product design variations and overall smoking rates or youth smoking initiation, nor any scientific evidence showing a health benefit that would result from product design restrictions.

Many countries, including all EU Member States, have established, and continue to consider reducing, maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. Several countries, including Brazil and Canada, require manufacturers to test and report by-brand yields of up to 47 of the more than 100 smoke constituents that have been identified as potential causes of smoking-related diseases. No country to date has adopted ceilings based on an alternative test method or for other smoke constituents, although the concept of "selective constituent reduction" is supported by some public health advocates. At the fifth session of the CoP in November 2012, the working group on FCTC Articles 9 and 10 was tasked with preparing draft guidelines or a progress report, to be presented at the sixth session of the CoP, regarding testing and measuring five selected tobacco contents and nine selected smoke constituents using methods validated by the WHO. It is not certain whether and when actual testing requirements and/or ceilings will be recommended by the CoP and whether individual countries will adopt them. We agree with those scientists who have argued that selectively reducing some constituents in conventional cigarettes will not lead to a meaningful reduction in disease and thus will not benefit public health, yet will mislead consumers into believing that conventional cigarettes with regulated (i.e., reduced) levels of these constituents are safer.

Reduced cigarette ignition propensity standards have been adopted in several of our markets, for instance in Australia, Canada and the EU, and are being considered in several others. At the fifth session of the CoP in November 2012, guidelines were adopted that recommend that Parties introduce the same reduced ignition propensity standards as adopted by the U.S., Canada, Australia and the EU. Reduced ignition propensity standards should be uniform across jurisdictions, technically feasible and apply equally to all manufacturers. However, we believe that the experience from countries that have mandated reduced ignition propensity requirements for several years—namely the U.S. and Canada—should be thoroughly examined to evaluate the effectiveness of such requirements, in particular in terms of reducing the risk of cigarette-ignited fires, before additional countries consider introducing such standards.

• **Restrictions on Public Smoking:** The pace and scope of public smoking restrictions have increased significantly in most of our markets. In the EU, all countries have regulations in place that restrict or ban smoking in public and/or work places, restaurants, bars and nightclubs. Some EU Member States allow narrow exemptions from smoking bans, for instance for separate smoking rooms in the hospitality sector, but others have banned virtually all indoor public smoking. In other regions, many countries have adopted or are likely to adopt regulations introducing substantial public smoking restrictions similar to those in the EU, including Australia, Canada, Hong Kong, Thailand, Turkey and Ukraine. Some public health groups have called for, and some regional governments and municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars when minors are present. The FCTC requires Parties to adopt restrictions on public smoking. The

CoP-adopted guidelines on public smoking are based on the premise that any exposure to ETS is harmful. The guidelines call for total bans in all indoor public places, defining "indoor" broadly, and reject any exemptions based on the type of venue (e.g., nightclubs). On private place smoking, such as in cars and homes, the guidelines recommend increased education on the risk of exposure to ETS.

We support a single, consistent public health message on the health effects of exposure to ETS. Our Web site states that "the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places" and that "outright bans are appropriate in many places." For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided, such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices. We believe, however, that governments can and should seek a balance between the desire to protect non-smokers from exposure to ETS and allowing the millions of people who smoke to do so in some public places. In the hospitality sector, such as restaurants, bars, cafés and other entertainment establishments, the law should grant private business owners the flexibility to permit, restrict or prohibit smoking. In the workplace, designated smoking rooms can provide places for adults to smoke. Finally, we oppose legislation that would prohibit smoking outdoors (beyond outdoor places and facilities for children) and in private places such as homes, apartments and cars.

• **Illicit Trade:** Illicit trade may account for as much as 10% of global cigarette consumption; this includes counterfeit, contraband and the growing problem of "illicit whites," which are unique cigarette brands manufactured predominantly for smuggling. We estimate that illicit trade in the European Union accounted for more than 10% of total cigarette consumption in 2011 and for approximately 11% of total cigarette consumption in 2012. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. At the fifth session of the CoP in November 2012, the Protocol to Eliminate Illicit Trade in Tobacco Products (the "Protocol") was adopted. The Protocol includes supply chain control measures such as licensing of manufacturers and distributors, enforcement in free trade zones, controls on duty free and internet sales and the implementation of tracking and tracing technologies. In the EU, the European Commission's proposal for revising the Tobacco Products Directive contains tracking and tracing measures that are based to some extent on the Protocol but, unlike the Protocol, also require tracking at pack level down to retail, which we believe is not only unnecessarily burdensome but not feasible.

It is not possible to predict how long it will take for a sufficient number of Parties to ratify the Protocol such that it enters into force. Nor is it possible to predict when Parties will implement the Protocol's measures in national legislation or to what extent the measures outlined in the Protocol will be effective in curbing the growth of, or even eliminating, illicit trade. Among other things, the effectiveness of any legislative measure required under the Protocol will depend on whether and how such measure is adopted and implemented in national legislation across the world, and, critically, the level of actual enforcement of such national legislation.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products. Governments agree that illicit trade is an extremely serious issue. It creates a cheap and unregulated source of tobacco, thus undermining efforts to reduce smoking, especially among youth, damages legitimate businesses, stimulates organized crime and results in massive amounts of corruption and lost tax revenue. We therefore believe that in addition to taking direct measures against illicit trade, governments, when assessing proposed regulation, such as display bans, plain packaging, ingredients bans or tax increases, should always carefully consider the potential implications of such regulation on illicit trade.

• **Cooperation Agreements to Combat Illicit Trade of Cigarettes:** In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. All 27 Member States of the EU have signed the agreement. Under the terms of the agreement, we agreed to make financial contributions in the form of 13 payments over 12 years. Commencing in July 2007, we began making payments of approximately $75 million a year over the final 10 years of the agreement, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial.

In 2009, our subsidiaries Philip Morris Colombia and Coltabaco entered into an Investment and Cooperation Agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogotá, to promote investment in and cooperation on anti-contraband and anti-counterfeit efforts with respect to the Colombian tobacco market. The agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco.

In June 2012, we announced that we will contribute €15 million to INTERPOL over a three-year period to support the agency's global initiative to combat trans-border crime involving illicit goods, including tobacco products. The contribution to INTERPOL's Fund For A Safer World will be used for coordination of information gathering, training programs for law enforcement officials, development of product authentication standards and public information campaigns.

• **Labor Conditions for Tobacco Workers:** In July 2010, Human Rights Watch published a report raising issues related to labor conditions for tobacco workers in Kazakhstan, particularly migrant workers. We have undertaken both an internal and third party review of our labor practices and policies in Kazakhstan and subsequently globally. In reviewing our policies and practices, we have sought the advice of local and international non-profit organizations with expertise in the area of fair labor practices. During 2011, we began implementing our comprehensive Agricultural Labor Practices ("ALP") Code, which strengthens and expands our existing practices and policies. This includes setting additional principles and standards for working conditions on tobacco farms, tailored training programs and regular external assessments to monitor the progress we, our suppliers, and farmers make. To date, over 2,900 field technicians in 30 countries have received in-depth training on the ALP Code, including child labor, forced labor prevention and safe work environment requirements. During 2012, these field technicians communicated our expectations to approximately 497,000 farmers with whom our affiliates or suppliers have contracts. A progress report on our ALP program is available on our Web site at www.pmi.com. The information on our Web site is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

• **Other Legislation, Regulation or Governmental Action:** In Argentina, the National Commission for the Defense of Competition issued a resolution in May 2010, in which it found that our affiliate's establishment in 1997 of a system of exclusive zonified distributors ("EZD"s) in Buenos Aires city and region was anticompetitive, despite having issued two prior decisions (in 1997 and 2000) in which it had found the establishment of the EZD system was not anticompetitive. The resolution is not a final decision, and our Argentinean affiliate has opposed the resolution and submitted additional evidence.

In June 2011 in Brazil, the Secretariat of Economic Defense recommended to the Administrative Council for Economic Defense ("CADE") that it find that the merchandising arrangements of our affiliate and those of a competitor violated the Brazilian Competition Act and that it impose fines of unspecified amounts against each company. In July 2012, our competitor entered into a consent decree with CADE that prohibits certain of the competitor's merchandising arrangements and in connection therewith agreed to pay R$2.9 million (approximately $1.46 million). In January 2013, our subsidiary also entered into a consent decree with CADE that, like our competitor's consent decree, prohibits certain merchandising arrangements and agreed to pay R$250,000 (approximately $126,000). The consent decree suspends CADE's investigation for 60 months, after which the investigation will be closed without prejudice. The prohibition of certain merchandising arrangements will remain in force permanently.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations and cash flows.

Governmental Investigations

From time to time, we are subject to governmental investigations on a range of matters. As part of an investigation by the Department of Special Investigations ("DSI") of the government of Thailand into alleged under-declaration of import prices by Thai cigarette importers, the DSI proposed to bring charges against our subsidiary, Philip Morris (Thailand) Limited, Thailand Branch ("PM Thailand") for alleged underpayment of customs duties and excise taxes of approximately $2 billion covering the period from July 28, 2003, to February 20, 2007. In September 2009, the DSI submitted the case file to the Public Prosecutor for review. The DSI also commenced an informal inquiry alleging underpayment by PM Thailand of customs duties and excise taxes of approximately $1.8 billion, covering the period 2000–2003. We have been cooperating with the Thai authorities and believe that PM Thailand's declared import prices are in compliance with the Customs Valuation Agreement of the World Trade Organization ("WTO") and Thai law. PM Thailand also contends that it reached an agreement with the Thai Customs Department in 2003 regarding valuation methodologies. The Public Prosecutor's office has issued a non-prosecution order in the 2003–2007 investigation. In August 2011, the Director-General of DSI publicly announced that he disagreed with the non-prosecution order. The matter has now been referred to the Attorney General for resolution. If the Attorney General agrees with the Public Prosecutor's non-prosecution order, the 2003–2007 investigation will end. If the Attorney General agrees with the Director General of DSI, the matter will be submitted to the Criminal Court.

Additionally, in November 2010, a WTO panel issued its decision in a dispute that began in August 2006 between the Philippines and Thailand concerning a series of Thai customs and tax measures affecting cigarettes imported by PM Thailand into Thailand from the Philippines. The WTO panel decided that Thailand had no basis to find that PM Thailand's declared customs values and taxes paid were too low, as alleged by the DSI in 2009. While the WTO ruling does not resolve the above-referenced investigation, it should assist the Thai authorities' review of the matter. Further, the WTO ruling creates obligations for Thailand to revise its laws, regulations, or practices affecting the customs valuation and tax treatment of future cigarette imports. The WTO Dispute Settlement Body ("DSB") has adopted the WTO panel's report and also the report by the WTO Appellate Body (following an unsuccessful appeal by Thailand). Thailand agreed in September 2011 to implement VAT-related measures to comply with the DSB's recommendations and rulings by October 15, 2012, and to implement measures to comply with the rest of the DSB's recommendations and rulings by May 15, 2012. If a dispute settlement panel determines that Thailand has failed to comply with the DSB's recommendations and rulings, the Philippines may request authorization to take retaliatory actions against Thailand.

Next Generation Products

One of our strategic priorities is to develop, assess and commercialize a portfolio of innovative products with the potential to reduce the risk of smoking-related diseases in comparison to conventional cigarettes. We refer to these as next generation products ("NGPs"). In the U.S. regulatory context they are referred to as modified-risk tobacco products ("MRTPs"). Our efforts are guided by the following key objectives:

- to develop a series of products that provides adult smokers the taste, sensory experience and smoking ritual characteristics that are as close as possible to those currently provided by conventional cigarettes;
- to substantiate a significant reduction of risk for the individual adult smoker as well as a reduction of harm for the population as a whole, based on robust scientific evidence derived from well-established assessment processes; and
- to advocate for the development of regulatory frameworks for the assessment, approval and commercialization of NGPs, including the communication of substantiated reductions in risk to consumers.

We believe the elimination of combustion via tobacco heating and other innovative systems for aerosol generation is the most promising path to reduce risk, and, accordingly, the NGPs we are developing are based on platforms that do not involve combustion. These platforms are in various stages of development. One platform is in the early stages of clinical trials and industrial scale-up, another is in its final development phase, and the third requires at least one year for further product development. We are also developing other potential platforms.

Our approach to individual risk assessment is to use cessation as the benchmark, because the short-term and long-term effects of smoking cessation are well known, and the closer the clinical data derived from adult smokers who switch to an NGP resemble the data from those who quit, the more confident one can be that the product reduces risk.

Today, only the U.S. has established a regulatory framework for assessing MRTPs under the jurisdiction of the Food and Drug Administration (the "FDA"). Future FDA actions are likely to influence the regulatory approach of other interested governments. In March 2012, the FDA released draft guidance establishing the types and levels of evidence necessary to qualify a product as an MRTP. The draft guidance recommends studies that are generally in line with PMI's assessment approach, which we have submitted to the FDA. In parallel, we are beginning engagement with regulators in the EU, as well as in a number of Asian markets.

We are also proceeding with all other aspects that lead to commercialization. We are planning to build one or two new factories to produce NGPs in Europe. We anticipate capital expenditures in the range of €500 million to €600 million ($666 million to $799 million) over a three-year period to achieve the capacity to produce 30 billion NGP units per year. This expenditure will be close to double the level of a conventional cigarette factory of equivalent output.

We currently expect the first NGP factory to be ready by 2016, final data from clinical studies during the beginning of 2016 and a launch in the first markets between 2016 and 2017. However, there can be no assurance that we will succeed in these efforts or that regulators will permit the marketing of our NGPs with claims of reduced risk or reduced harm.

Acquisitions and Other Business Arrangements

In June 2011, we completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million. In January 2011, we acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million. The effects of these and other smaller acquisitions in 2011 were not material to our consolidated financial position, results of operations or cash flows.

Effective January 1, 2011, we established a new business structure with Vietnam National Tobacco Corporation ("Vinataba") in Vietnam. Under the terms of the agreement, we have further developed our existing joint venture with Vinataba through the licensing of *Marlboro* and the establishment of a PMI-controlled branch for the business building of our brands.

On February 25, 2010, our affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). PMPMI and FTC hold equal economic interests in PMFTC, while we manage the day-to-day operations of PMFTC and have a majority of its Board of Directors. Consequently, we accounted for the contributed assets and liabilities of FTC as a business combination. The establishment of PMFTC permits both parties to benefit from their respective, complementary brand portfolios, as well as cost synergies from the resulting integration of manufacturing, distribution and procurement, and the further development and advancement of tobacco growing in the Philippines. FTC holds the right to sell its interest in PMFTC to PMI, except in certain circumstances, during the period from February 25, 2015 through February 24, 2018, at an agreed-upon value of $1.17 billion, which was recorded on PMI's consolidated balance sheet as a redeemable noncontrolling interest at the date of the business combination.

In June 2010, we announced that our affiliate, Philip Morris Brasil Industria e Comercio Ltda. ("PMB"), will begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhances PMI's direct involvement in the supply chain and is expected to provide approximately 10% of PMI's global leaf requirements. The vertically integrated structure was made possible following separate agreements with two leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. ("AOB") and Universal Leaf Tabacos Ltda. ("ULT"). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million, which was paid in 2010.

See Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements for additional information.

Trade Policy

We are subject to various trade restrictions imposed by the United States and countries in which we do business ("Trade Sanctions"), including the trade and economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and the U.S. Department of State. It is our policy to fully comply with these Trade Sanctions.

Tobacco products are agricultural products under U.S. law and are not technological or strategic in nature. From time to time we make sales in countries subject to Trade Sanctions, pursuant to either exemptions or licenses granted under the applicable Trade Sanctions.

In April 2012, OFAC granted us licenses to sell cigarettes to customers for import into Iran. To date, we have not made any sales under these licenses.

A subsidiary sells products to distributors that in turn sell those products to duty free customers that supply U.N. peacekeeping forces around the world, including those in the Republic of the Sudan. We do not believe that these exempt sales of our products for ultimate resale in the Republic of the Sudan, which are de minimis in volume and value, present a material risk to our stockholders, our reputation or the value of our shares. We have no employees, operations or assets in the Republic of Sudan.

We do not sell products in Cuba and Syria.

To our knowledge, none of our commercial arrangements result in the governments of any country identified by the U.S. government as a state sponsor of terrorism, nor entities controlled by those governments, receiving cash or acting as intermediaries in violation of U.S. laws.

Certain states have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with certain countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2012 compared with 2011

The following discussion compares operating results within each of our reportable segments for 2012 with 2011.

• **European Union:** Net revenues, which include excise taxes billed to customers, decreased $2.4 billion (8.2%). Excluding excise taxes, net revenues decreased $686 million (7.4%) to $8.5 billion. This decrease was due to:

- unfavorable currency ($716 million) and
- unfavorable volume/mix ($445 million), partly offset by
- price increases ($475 million).

The net revenues of the European Union segment include $1,372 million in 2012 and $1,235 million in 2011 related to sales of OTP. Excluding excise taxes, OTP net revenues for the European Union segment were $475 million in 2012 and $407 million in 2011.

Operating companies income of $4.2 billion decreased by $373 million (8.2%). This decrease was due to:

- unfavorable currency ($384 million),
- unfavorable volume/mix ($380 million),
- higher manufacturing costs ($62 million, mainly related to the mandated conversion to reduced cigarette ignition propensity paper that began in the fourth quarter of 2011) and
- higher marketing, administration and research costs ($62 million, principally reflecting increased marketing investment behind new brand launches and roll-out of the "Be *Marlboro*" marketing campaign), partly offset by
- price increases ($475 million) and
- lower pre-tax charges for asset impairment and exit costs ($40 million).

The total cigarette market in the European Union declined by 6.3% to 520 billion units, due primarily to tax-driven price increases, the unfavorable economic and employment environment, particularly in southern Europe, the growth of the OTP category, and the increased prevalence of illicit trade. Our cigarette shipment volume in the European Union declined by 6.4%, due principally to a lower total market across the region. Our market share in the European Union was essentially flat at 38.1%, as gains, notably in Belgium, Greece, Finland, Hungary and Poland, were offset by declines, primarily in the Czech Republic, France and Portugal.

Shipment volume of *Marlboro* decreased by 4.6%, mainly due to a lower total market. *Marlboro*'s market share increased 0.3 share points to 18.3%, reflecting a higher share mainly in Belgium, Greece, Hungary, Italy and Poland, which more than offset lower share mainly in France, the Netherlands, Portugal and Spain.

Shipment volume of *L&M* was down by 4.1%. *L&M*'s market share was flat at 6.6%, with gains in Finland, Germany, Poland and the Slovak Republic offset by declines notably in Greece and Portugal.

Shipment volume of *Chesterfield* was up by 4.7%. *Chesterfield*'s market share was up by 0.4 share points to 3.7%, driven notably by gains in Austria, the Czech Republic, France, Hungary, Poland, Portugal, Spain and the United Kingdom.

Shipment volume of *Philip Morris* was down by 1.9%. Despite this decline, market share was up by 0.1 share point to 2.1%, with gains, notably in the Czech Republic and Italy, partly offset by a decline in Portugal and Spain.

Our shipment volume of OTP, in cigarette equivalent units, grew by 16.1%, reflecting a higher total market and share. Our OTP total market share was 12.2%, up by 1.1 share points, driven by gains in the fine cut category, notably in Belgium, up by 3.2 share points to 16.3%, France, up by 0.9 share points to 25.2%, Germany, up by 0.7 share points to 14.7%, Greece, up by 4.7 share points to 12.8%, Italy, up by 16.0 share points to 27.9% and Spain, up by 1.1 share points to 11.7%.

In the Czech Republic, the total cigarette market was down by 2.8% to 20.5 billion units in 2012, mainly reflecting the impact of excise tax-driven price increases in the first and second quarters of 2012 and a more than 20% growth of the fine cut category over the full year. Our shipments were down by 7.4%. Market share was down by 2.1 share points to 42.2%, principally reflecting continued share declines for lower-margin local brands, such as *Petra* and *Sparta*, down by a combined 1.2 share points to 6.1%, and *Red & White*, down by 1.2 share points to 11.7%. This decline was partly offset by a higher share for *Marlboro*, *Chesterfield* and *Philip Morris*, up by 0.2, 0.5 and 0.6 share points to 7.4%, 0.8% and 2.9%, respectively. Market share of *L&M* was essentially flat at 7.1%.

In France, the total cigarette market was down by 4.9% to 51.5 billion units, mainly reflecting the impact of price increases in the fourth quarters of 2011 and 2012. Our shipments were down by 7.7%. Our market share was down by 0.9 share points to 39.6%, mainly due to *Marlboro*, down by 0.9 share points to 24.8%, and to *L&M*, down by 0.3 share points to 2.7%. Market share of premium *Philip Morris* was up by 0.1 share point to 8.3% and share of *Chesterfield* was up by 0.2 share points to 3.3%. Our market share of the fine cut category was up by 0.9 share points to 25.2%.

In Germany, the total cigarette market was down by 1.2% to 83.4 billion units, flattered by trade inventory movements of competitors' products in December ahead of the January 2013 excise tax increase. Our shipments were down by 1.5%. Our market share was essentially unchanged at 35.8%, with *Marlboro* essentially flat at 21.3%, *L&M* up by 0.1 share point to 10.5% and *Chesterfield* flat at 2.3%. Our market share of the fine cut category was up by 0.7 share points to 14.7%.

In Italy, the total cigarette market was down by 7.9% to 78.7 billion units, reflecting the impact of price increases in 2011 and March 2012, an unfavorable economic environment, strong growth in the fine cut category, and an increase in illicit trade. Our shipments were down by 7.3%. Our market share was essentially flat at 53.0%, with *Marlboro*, up by 0.6 share points to 23.1%, fueled by the March 2012 and June 2012 launches of *Marlboro Silver* and *Marlboro Pocket Pack*, and *Philip Morris*, up by 0.4 share points to 3.7%, benefiting from the first-quarter 2012 launch of *Philip Morris Selection* in the low-price segment, offset by low-price *Diana*, down by 0.8 share points to 12.4%. Our market share of the fine cut category was up by 16.0 share points to 27.9%.

In Poland, the total cigarette market was down by 6.1% to 52.1 billion units, mainly reflecting the impact of price increases in the first quarter of 2012 and growth in the availability of non-duty paid OTP products. Our shipments were down by 3.1%. Market share was up by 1.1 share points to 36.4%, benefiting from the launch of two new *Marlboro* super slims variants in the second quarter. Market shares of *Marlboro*, *Chesterfield* and *L&M* were up by 0.9, 0.4 and 0.7 share points to 11.3%, 1.8% and 16.6%, respectively. Our market share of the fine cut category was up by 0.5 share points to 17.8%.

In Spain, the total cigarette market was down by 11.7% to 53.5 billion units, mainly reflecting the impact of price increases in the second half of 2011 and second quarter of 2012, the unfavorable economic environment, the growth of the OTP category and illicit trade. Our shipments were down by 11.4%. Market share was down by 0.3 share points to 30.6%, with higher share of *Chesterfield*, revamped in the first quarter of 2012, up by 0.6 share points to 9.0%, offset by *Marlboro*, down by 0.4 share points to 14.3% and *Philip Morris*, down by 0.3 share points to 0.7%. Market share of *L&M* was down by 0.2 share points to 6.3%. Our market share of the fine cut category was up by 1.1 share points to 11.7%.

• **Eastern Europe, Middle East & Africa:** Net revenues, which include excise taxes billed to customers, increased $1.8 billion (10.4%). Excluding excise taxes, net revenues increased $451 million (5.7%) to $8.3 billion. This increase was due to:

- price increases ($466 million),
- favorable volume/mix ($425 million) and
- the impact of acquisitions ($27 million), partially offset by
- unfavorable currency ($467 million).

Operating companies income of $3.7 billion increased by $497 million (15.4%). This increase was due primarily to:

- price increases ($466 million),
- favorable volume/mix ($317 million),
- lower manufacturing costs ($31 million) and
- lower pre-tax charges for asset impairment and exit costs ($20 million), partially offset by
- unfavorable currency ($199 million) and
- higher marketing, administration and research costs ($142 million, principally related to expenditures in marketing and business infrastructure, mainly in Russia).

Our cigarette shipment volume in EEMA increased by 4.7%, mainly reflecting improved market conditions and higher share in Egypt, a higher market share in Russia, and a higher total market and share in Turkey. Our cigarette shipment volume of premium brands grew by 6.7%, driven by *Marlboro*, up by 3.6%, and by *Parliament*, up by 16.5%.

In Russia, the total cigarette market declined by an estimated 1.3% to 370 billion units. Our shipment volume increased by 3.8%, mainly reflecting a higher market share. Shipment volume of our premium portfolio was up by 7.0%, driven by *Parliament*, up by 15.0%. In the mid-price segment, shipment volume was up by 4.8%, mainly due to *L&M*, up by 20.4%. In the low-price segment, shipment volume was up by 2.3%, driven by *Apollo Soyuz*, *Bond Street* and *Next*, up by 3.7%, 0.5% and 11.7%, respectively. Our market share of 26.3%, as measured by Nielsen, was up by 0.5 share points. Market share of *Parliament* was up by 0.3 share points to 3.2%; *Marlboro* was essentially flat at 1.9%; *L&M* was up by 0.2 share points to 2.6% and *Chesterfield* was flat at 3.4%; *Bond Street* was up by 0.3 share points to 6.5%; *Next* was up by 0.2 share points to 2.9%; and *Apollo Soyuz* and *Optima* were flat at 1.4% and 3.2%, respectively.

In Turkey, the total cigarette market increased by an estimated 8.8% to 99.2 billion units, reflecting: the favorable impact of trade inventory movements in the fourth quarter of 2012 ahead of the January 2013 excise tax increase; a decrease in illicit trade, and a favorable comparison with 2011, which experienced a 10.6% total cigarette market decline in the last three months of the year resulting from excise tax-driven price increases in the fourth quarter. Our shipment volume increased by 12.7%, across each of the premium, mid-price and low-price segments, up by 15.0%, 16.6% and 9.8%, respectively. Our market share, as measured by Nielsen, grew by 0.9 share points to 45.7%, driven by premium *Parliament*, mid-price *Muratti* and low-price *Lark*, up by 0.9, 0.4 and 0.3 share points to 9.0%, 6.6% and 12.2%, respectively, partly offset by a decline in low-price *L&M*, down by 0.3 share points to 8.4%. Market share of *Marlboro* was down by 0.1 share point to 9.2%.

In Ukraine, the total cigarette market declined by an estimated 2.6% to 83.4 billion units. Our shipment volume decreased by 0.6%. Our market share, as measured by Nielsen, was up by 0.2 share points to 32.4%. Share for premium *Parliament* was up by 0.4 share points to 3.2%. Share of *Marlboro* was flat at 5.8%, *Chesterfield* was down by 0.5 share points to 7.0% and *Bond Street* was up by 1.2 share points to 8.4%.

• **Asia:** Net revenues, which include excise taxes billed to customers, increased by $1.5 billion (7.6%). Excluding excise taxes, net revenues increased $493 million (4.6%) to $11.2 billion. This increase was due primarily to:

- price increases ($551 million) and
- favorable volume/mix ($57 million), partially offset by
- unfavorable currency ($116 million).

Operating companies income of $5.2 billion increased by $361 million (7.5%). This increase was due to:

- price increases ($551 million),
- lower manufacturing costs ($70 million, reflecting favorable shipping costs related to the Japan hurdle) and
- favorable currency ($39 million), partly offset by
- higher marketing, administration and research costs ($176 million, including higher marketing and sales investments in Indonesia),
- unfavorable volume/mix ($99 million, due primarily to the aforementioned Japan hurdle) and
- higher pre-tax charges for asset impairment and exit costs ($24 million).

Our cigarette shipment volume increased by 4.2%, driven by growth in Indonesia, the Philippines, Thailand and Vietnam, partly offset by a decline in Japan and Korea. Excluding the 2011 Japan hurdle of 6.3 billion units, cigarette shipment volume increased by 6.4%. Shipment volume of *Marlboro* was up by 3.6%, driven by Indonesia, the Philippines and Vietnam, partly offset by Japan and Korea. Shipment volume of *Marlboro* was up by 6.0%, excluding the 2011 Japan hurdle.

In Indonesia, the total cigarette market was up by 8.2% to 302.5 billion units, driven by growth in the premium and mid-price segments. Our shipment volume grew by 17.5%. Our market share was up by 2.8 share points to 35.6%, driven notably by *Sampoerna A* in the premium segment, up by 1.1 share points to 13.8%, and mid-price *U Mild*, up by 1.2 share points to 3.3%. *Marlboro*'s market share was up by 0.3 share points to 4.8% and its share of the "white" cigarettes segment increased by 4.9 share points to 71.2%. Market share of *Dji Sam Soe* was essentially flat at 7.8%.

In Japan, the total cigarette market increased by 0.7% to 196.6 billion units, reflecting a favorable comparison with 2011 driven by trade inventory de-loading in the first quarter following the October 2010 excise tax-driven price increase. The estimated underlying decline of the total cigarette market in 2012 was approximately 1%. Our shipment volume was down by 9.7%, or up by 0.6%, excluding the additional hurdle volume of 6.3 billion units associated with 2011. Our market share was down by 3.0 share points to 27.7%, or down by 0.5 share points compared to the 2011 exit share of 28.2%. While share of *Marlboro* was down by 0.7 share points to 12.4%, it was essentially flat compared to its 2011 exit share, supported by the introduction of new *Marlboro* menthol variants during the year, and up by 1.0 share point compared to its pre-earthquake level. Share of *Lark* was down by 1.3 share points to 8.4%, or by 0.2 share points compared to its 2011 exit share of 8.6%. Share of *Philip Morris* was down by 0.5 share points to 2.3%, or by 0.2 share points compared to its 2011 exit share of 2.5%.

In Korea, the total cigarette market was down by 0.9% to 89.3 billion units. Our shipment volume decreased by 4.0%, reflecting the impact of our price increases in February 2012. Our market share of 19.2% was down by 0.6 share points. Market share of *Marlboro* and *Parliament* was down by 0.8 and 0.1 share points to 7.8% and 6.6%, respectively, partly offset by *Virginia Slims*, up by 0.7 share points to 4.1%.

In the Philippines, the total cigarette market increased by 5.0% to 102.2 billion units, reflecting the growth in the low-price segment and trade loading of competitive products ahead of the excise tax-driven price increase in January 2013. Our shipment volume increased by 1.3%. Our market share was down by 3.3 share points to 90.7%, due primarily to share declines of *Champion* and *Hope*. *Marlboro*'s market share was down by 0.2 share points to 20.9%. Market share of *Fortune* was up by 2.4 share points to 49.4%.

• **Latin America & Canada:** Net revenues, which include excise taxes billed to customers, increased $176 million (1.8%). Excluding excise taxes, net revenues increased $22 million (0.7%) to $3.3 billion. This increase was due to:

- price increases ($267 million), partly offset by
- unfavorable currency ($196 million) and
- unfavorable volume/mix ($49 million).

Operating companies income of $1.0 billion increased by $55 million (5.6%). This increase was due to:

- price increases ($267 million), partly offset by
- unfavorable volume/mix ($71 million),

- unfavorable currency ($63 million),
- higher manufacturing costs ($55 million, primarily related to distribution infrastructure),
- higher marketing, administration and research costs ($13 million) and
- higher pre-tax charges for asset impairment and exit costs ($10 million, mainly related to the restructuring of manufacturing facilities).

Our cigarette shipment volume in Latin America & Canada decreased by 1.6%, mainly due to a lower total market in Argentina, Colombia and Mexico and lower share in Canada. Shipment volume of *Marlboro* increased by 0.7%, mainly reflecting market share growth in Brazil, Colombia and Mexico.

In Argentina, the total cigarette market declined by 0.9% to 43.4 billion units. Our cigarette shipment volume decreased by 0.3%. Our market share was up by 0.9 share points to 74.9%, reflecting growth of mid-price *Philip Morris*, up by 1.4 share points to 39.4%, partly offset by low-price *Next*, down by 0.5 share points to 3.1%. Market share of *Marlboro* was flat at 24.1%.

In Canada, the estimated total tax-paid cigarette market was essentially flat at 32.2 billion units. Our cigarette shipment volume declined by 1.5%. Our market share was down by 0.6 share points to 33.5%, primarily reflecting share losses in the mid-price segment, reflecting fierce price competition. Market share of premium brand *Benson & Hedges* was essentially flat at 2.1%, premium *Belmont* was up by 0.2 share points to 2.0%, and low-price brand *Next* was up by 0.8 share points to 7.7%, offset by mid-price *Number 7* and *Canadian Classics*, and low-price *Accord* and *Quebec Classique*, down by 0.2, 0.3, 0.4 and 0.3 share points, to 3.9%, 8.4%, 3.2% and 2.4%, respectively.

In Mexico, the total cigarette market was down by 2.2% to 33.6 billion units, reflecting the impact of price increases in January 2012 and the continued wide prevalence of illicit products. Our cigarette shipment volume decreased by 0.6%. Our market share grew by 1.2 share points to 73.5%, led by *Marlboro*, up by 1.3 share points to 53.6%. Market share of premium *Benson & Hedges* was up by 0.1 share point at 6.2% while share of low-price *Delicados* decreased by 0.5 share points to 10.4%.

2011 compared with 2010

The following discussion compares operating results within each of our reportable segments for 2011 with 2010.

- **European Union:** Net revenues, which include excise taxes billed to customers, increased $1.7 billion (6.1%). Excluding excise taxes, net revenues increased $401 million (4.6%) to $9.2 billion. This increase was due to:

  - favorable currency ($440 million) and
  - price increases ($298 million), partially offset by
  - unfavorable volume/mix ($337 million).

The net revenues of the European Union segment include $1,235 million in 2011 and $1,001 million in 2010 related to sales of OTP. Excluding excise taxes, OTP net revenues for the European Union segment were $407 million in 2011 and $320 million in 2010.

Operating companies income of $4.6 billion increased by $249 million (5.8%). This increase was due primarily to:

- price increases ($298 million),
- favorable currency ($277 million), and
- lower marketing, administration and research costs ($48 million), partially offset by
- unfavorable volume/mix ($291 million),
- higher manufacturing costs ($64 million) and
- higher pre-tax charges for asset impairment and exit costs ($18 million, representing the restructuring of manufacturing and R&D facilities).

The total cigarette market in the European Union declined by 4.3%, due primarily to the impact of a lower total market: in Greece, mainly reflecting the unfavorable impact of excise tax driven price increases in 2010 and 2011, which drove the retail price of *Marlboro* up by 25% between the first quarter of each year, and the continuing adverse economic environment; in Italy, due primarily to excise tax driven price increases in 2010 and July 2011, and the VAT-driven price increase of September 2011; in Spain, following the cumulative unfavorable impact of price increases in 2010 and 2011, the implementation of stricter indoor public smoking bans in January 2011, unfavorable trade inventory movements, and continuing adverse economic conditions; in Portugal, reflecting both excise tax and VAT-driven price increases in 2010 and January 2011, and the continuing adverse economic environment; the growth of the OTP segment, primarily in Belgium, France, Germany and Italy; and an increase in illicit trade, notably in Greece and Spain. Excluding Spain, which represented almost half of the total regional market decline, we estimate that the total cigarette market in the European Union declined by 2.5%. Our cigarette shipment volume in the European Union declined by 5.1%, due primarily to the aforementioned reasons. Our market share in the European Union was down by 0.3 share points to 38.2%, as gains, notably in Belgium, France, Germany, Greece, Hungary and the Netherlands, were more than offset by declines, mainly in the Czech Republic, Italy, Poland, Portugal and Spain.

Shipment volume of *Marlboro* decreased by 5.1%, mainly due to lower total markets, particularly in Greece and Spain, and to lower share, primarily in Germany, Italy, Portugal and Spain, partially offset by higher share in Belgium and Hungary. *Marlboro*'s market share was down by 0.2 share points to 18.0%, reflecting a higher share mainly in Belgium, the Czech Republic, Greece, Hungary and the Netherlands, which was more than offset by lower share in Germany, Italy and Spain.

Shipment volume of *L&M* was up by 2.7%, driven by higher share in Germany, the Netherlands and Poland. *L&M*'s market share was up by 0.2 share points to 6.6%, driven by gains in Germany, the Netherlands, Poland and Spain.

Shipment volume of *Chesterfield* was up by 8.5%, and market share was up by 0.2 share points to 3.3%, driven primarily by higher share in France, Poland and Portugal.

Our shipment volume of OTP, in cigarette equivalent units, grew by 16.3%, mainly reflecting a higher total market and share in Belgium, France, Germany and Italy.

In the Czech Republic, the total cigarette market was essentially flat in 2011, at 21.1 billion units. Our shipments were down by 7.4%. Market share was down by 3.5 share points to 44.3%, primarily reflecting continued share declines for local brands, such as *Petra* and *Sparta*, down by a combined 2.0 share points. This decline was partly offset by a higher share for *Marlboro*, up by 0.4 share points to 7.2%, benefiting from the April 2011 launch of *Marlboro Core Flavor* and *Marlboro Gold Touch*, and a higher share for *Red & White*, up by 0.3 share points to 12.9%.

In France, the total cigarette market was down by 1.3% to 54.1 billion units. Our shipments were down by 1.7%. Our market share was up slightly by 0.1 share point to 40.5%. While market share of *Marlboro* declined by 0.2 share points to 25.7%, it was more than offset by a higher share for the premium *Philip Morris* brand, up by 0.4 share points to 8.2%, as well as by a higher share for *Chesterfield*, up by 0.3 share points to 3.1%. Our share of the fine-cut market grew by 4.7 share points to 24.3% for the full year, driven by *Philip Morris* and the very successful February 2011 launch of *Marlboro*.

In Germany, the total cigarette market grew by 0.7% to 84.5 billion units. Our shipments were up by 1.8%, and market share grew by 0.4 share points to 35.9%. While share of *Marlboro* was down by 0.5 share points to 21.4%, share of *L&M* was up by 1.1 share points to 10.4%.

In Italy, the total cigarette market was down by 1.8% to 85.5 billion units, reflecting the unfavorable impact of excise tax driven price increases in 2010, price increases in July 2011, and a VAT-driven price increase of €0.20 per pack in September 2011. Our shipments were down by 3.6%, and market share declined by 0.8 share points to 53.1%. *Marlboro*'s market share was down by 0.3 share points to 22.5%.

In Poland, the total cigarette market was down by 3.1% to 55.6 billion units, reflecting the unfavorable impact of excise tax driven price increases in the fourth quarter of 2010 and second quarter of 2011, as well as the introduction of an indoor public smoking ban in November of 2010. Our shipments were down by 8.3%. Our market share was down by 2.0 share points to 35.3%, mainly due to lower share of low-price *Red & White*, down by 2.6 share points to 5.1%, partially offset by *L&M*, up by 1.1 share points to 15.9%, supported by the launch of *L&M Forward* in April 2011, and *Chesterfield*, up by 0.6 share points to 1.4%. Market share of *Marlboro* was flat at 10.4%.

In Spain, the total cigarette market was down by 16.7% to 60.6 billion units, largely due to the continuing adverse economic environment and the introduction of a total indoor public smoking ban in January 2011. Our shipments were down by 18.4%, and our market share was down by 0.8 share points to 30.9%. Share of *Marlboro* of 14.7% was down by 0.6 share points, reflecting the additional impact of crossing the €4.00 per pack retail price point during the year.

- **Eastern Europe, Middle East & Africa:** Net revenues, which include excise taxes billed to customers, increased $1.5 billion (9.6%). Excluding excise taxes, net revenues increased $472 million (6.4%) to $7.9 billion. This increase was due to:

  - price increases ($271 million),
  - favorable volume/mix ($127 million),
  - favorable currency ($49 million) and
  - the impact of acquisitions ($25 million).

Operating companies income of $3.2 billion increased by $77 million (2.4%). This increase was due primarily to:

- price increases ($271 million) and
- favorable volume/mix ($107 million), partially offset by
- higher manufacturing costs ($109 million),
- unfavorable currency ($97 million),
- higher marketing, administration and research costs ($69 million, including costs related to marketing and business infrastructure investment in Russia) and
- the 2011 pre-tax charges for asset impairment and exit costs ($25 million).

Our cigarette shipment volume in EEMA increased by 0.3%, predominantly due to: the Middle East, primarily Saudi Arabia, mainly reflecting a higher total market; North Africa, primarily Algeria, driven by a higher total market and share growth; and Turkey, reflecting share growth. This increase was partly offset by a decline in Russia and Ukraine, largely due to lower total markets, and Libya, reflecting the imposition of economic sanctions during most of the year.

In Russia, the total cigarette market declined by approximately 2.0% to an estimated 375 billion units. Our shipment volume decreased by 2.3%. While shipment volume of our premium portfolio was down by 5.9%, primarily due to a decline in *Marlboro* of 12.1%, shipment volume of *Parliament* was up by 4.2%. In the mid-price segment, shipment volume was down by 0.7%, mainly due to *Chesterfield*, down by 0.7%, and *L&M*, down by 4.3%. In the low-price segment, shipment volume of *Bond Street* was up by 3.3%. Our market share of 25.8%, as measured by A.C. Nielsen, was up by 0.3 share points. Market share for *Parliament*, in the premium segment, was up slightly by 0.1 share point; *Marlboro*, in the premium segment, was down by 0.2 share points; *L&M* in the mid-price segment was down by 0.3 share points; *Chesterfield* in the mid-price segment was up slightly by 0.1 share point; and *Bond Street* in the low-price segment was up by 0.6 share points.

In Turkey, the total cigarette market was down by 2.3% to 91.2 billion units, due to the unfavorable impact of excise tax driven price increases in the fourth quarter of 2011. Our shipment volume increased by 7.1%. Our market share, as measured by A.C. Nielsen, grew by 2.7 share points to 44.8%, driven by *Parliament*, *Muratti* and *L&M*, up by 0.9, 0.6 and 3.1 share points, respectively, partly offset by declines in

Lark and *Bond Street*, down by 1.0 and 0.6 share points, respectively. Market share of *Marlboro* was down by 0.2 share points to 9.3%.

In Ukraine, the total cigarette market declined by 8.1% to 85.6 billion units, reflecting the unfavorable impact of excise tax driven price increases in 2010 and 2011. Our shipment volume decreased by 10.7%. Our market share, as measured by A.C. Nielsen, was down by 2.5 share points to 32.2%, due to declines in our medium and low-price segments. Share for premium *Parliament* was up by 0.4 share points to 2.8%. Share of *Marlboro* was up by 0.3 share points to 5.8%.

- **Asia:** Net revenues, which include excise taxes billed to customers, increased $4.4 billion (28.6%). Excluding excise taxes, net revenues increased $2.8 billion (34.9%) to $10.7 billion. This increase was due to:

  - price increases ($991 million),
  - favorable volume/mix ($977 million, including increased shipments to Japan in response to in-market shortages of competitors' products),
  - favorable currency ($690 million) and
  - the impact of acquisitions ($112 million, primarily the 2010 business combination in the Philippines).

Operating companies income of $4.8 billion increased by $1.8 billion (58.6%). This increase was due primarily to:

- price increases ($991 million),
- favorable volume/mix ($765 million),
- favorable currency ($400 million) and
- the impact of acquisitions ($28 million), partially offset by
- higher marketing, administration and research costs ($219 million, partially related to increased marketing investment in Japan) and
- higher manufacturing costs ($183 million, partially related to the air freight of product to Japan).

Our cigarette shipment volume increased by 11.0%, primarily due to growth in Indonesia, Japan, Korea and the Philippines. The growth was partly offset by a decline in Pakistan of 14.6%, due to the continued growth of illicit products and market share erosion. Shipment volume of *Marlboro* was up by 8.8%, driven by growth in Indonesia, Japan, Korea and Vietnam, partly offset by a decline in the Philippines, reflecting the unfavorable impact of an excise tax driven price increase in January 2011.

In Indonesia, the total cigarette market was up by 9.8% to 279.6 billion units, driven by growth in the low-price and the machine-made LTLN (low "tar," low nicotine) segments. Our shipment volume increased by 16.6%, with all brand families recording growth. Market share was up by 1.9 share points to 32.8%, driven by growth from premium *Sampoerna A*, mid-price *U Mild* and low-price *Vegas Mild* and *Trend Mild*. Although *Marlboro*'s market share was down by 0.2 share points to 4.5%, shipments grew by 5.2% and share of the "white" cigarettes segment increased by 4.8 share points to 66.3%.

In Japan, the total cigarette market decreased by 10.8% to 195.3 billion units, reflecting the unfavorable impact of the October 1, 2010, excise tax driven price increases and the underlying market decline. Our shipment volume was up by 24.1%, driven by increased demand following in-market shortages of competitors' products during the year. Our market share of 30.7% was up by 6.3 share points, reflecting growth of *Marlboro*, *Lark*, the *Philip Morris* brand and *Virginia S.* up by 2.1, 3.1, 0.5 and 0.5 share points, to 13.1%, 9.7%, 2.8% and 2.4%, respectively. We exited 2011 with a fourth quarter share of 28.2%, up nearly four share points compared to a full year market share of 24.4% in 2010.

In Korea, the total cigarette market declined by 0.6% to 90.0 billion units. Our shipment volume increased by 16.7%, driven by market share increases. Our market share of 19.8% was up by 2.9 share points, driven by *Marlboro* and *Parliament*, up by 1.7 and 1.1 share points to 8.6% and 6.7%, respectively.

In the Philippines, the total cigarette market declined by 4.0% to 97.4 billion units, mainly reflecting the impact of excise tax driven price increases in January 2011. Our shipment volume was up by 7.5%. Adjusted for the business combination of PMFTC, established on February 25, 2010, shipment volume declined by 4.1%. Our market share reached 94.0%, up by 1.2 share points.

- **Latin America & Canada:** Net revenues, which include excise taxes billed to customers, increased $1.0 billion (12.2%). Excluding excise taxes, net revenues increased $246 million (8.1%) to $3.3 billion. This increase was due to:

  - price increases ($334 million) and
  - favorable currency ($70 million), partially offset by
  - unfavorable volume/mix ($158 million).

Operating companies income of $988 million increased by $35 million (3.7%). This increase was due primarily to:

- price increases ($334 million), partially offset by
- unfavorable volume/mix ($159 million),
- higher manufacturing costs ($72 million),
- higher marketing, administration and research costs ($42 million) and
- the 2011 pre-tax charges for asset impairment and exit costs ($24 million, primarily related to the closure of manufacturing facilities in Uruguay and Venezuela).

Our cigarette shipment volume decreased by 4.8%, mainly due to Mexico, partly offset by an increase in Argentina. Shipment volume of *Marlboro* decreased by 5.8%, principally due to Mexico, partially offset by growth in Argentina, Brazil and Colombia.

In Argentina, the total cigarette market grew by 2.6% to 43.8 billion units, reflecting growth in the economy. Our cigarette shipment volume increased by 3.8%. Our market share was up by 0.7 share points to 74.0%, reflecting growth of *Marlboro*, up by 0.8 share points to 24.1%, and of the mid-price *Philip Morris* brand, up by 0.4 share points to 38.0%. Share of low-price *Next* was down by 0.2 share points to 3.6%.

In Canada, the total tax-paid cigarette market was down by 0.8% to 32.1 billion units, reflecting a flattening of the return of illicit trade to the legitimate market. Our cigarette shipment volume increased by 1.3%. Our market share grew by 0.8 share points to 34.1%, with premium brand *Belmont* up by 0.1 share point to 1.8% and low-price brand *Next* up by 2.5 share points to 6.9%, partly offset by mid-price *Number 7* and *Canadian Classics*, and low-price *Accord*, down by 0.4, 0.4 and 0.7 share points, to 4.1%, 8.7% and 3.6%, respectively.

In Mexico, the total cigarette market was down by 21.1% to 34.3 billion units, primarily due to the significant January 1, 2011, excise tax increase, which drove a 26.7% increase in the retail price of *Marlboro*, and also fueled a surge in the availability of illicit products. Although our cigarette shipment volume decreased by 18.6%, market share grew by 2.2 share points to 72.3%, led by *Marlboro*, up by 3.2 share points to 52.3%, and *Benson & Hedges*, up by 0.6 share points to 6.1%. Market share of low-price *Delicados* declined by 1.0 share point to 10.9%.

Financial Review

• **Net Cash Provided by Operating Activities:** Net cash provided by operating activities of $9.4 billion for the year ended December 31, 2012, decreased by $1.1 billion from the comparable 2011 period. The decrease was due primarily to an increase in our working capital requirements ($1.5 billion), partially offset by lower pension contributions ($328 million) and higher net earnings ($275 million).

The unfavorable movements in working capital were due primarily to the following:

- less cash provided by accrued liabilities and other current assets ($874 million), largely due to the timing of payments for excise taxes (primarily related to forestalling);
- more cash used for inventories ($692 million), primarily clove and the planned replenishment of tobacco leaf inventories, partly offset by lower finished goods inventories;
- less cash provided by accounts payable ($189 million), primarily due to the timing of payables for leaf and direct materials; and
- more cash used for accounts receivable ($147 million), primarily due to price increases for our products, the timing of cash collections and higher trade purchases in anticipation of excise-tax driven price changes; partly offset by
- more cash provided by income taxes ($407 million), primarily due to higher income tax provisions and the timing of payments.

On February 9, 2012, we announced a one-year, gross productivity and cost savings target for 2012 of approximately $300 million. During 2012, we exceeded this target primarily through the rationalization of tobacco blends and product specifications and other manufacturing and procurement initiatives.

On February 7, 2013, we announced a one-year, gross productivity and cost savings target for 2013 of approximately $300 million to help offset expected moderate cost increases in leaf and direct materials, as well as higher clove costs.

Net cash provided by operating activities of $10.5 billion for the year ended December 31, 2011, increased $1.1 billion from the comparable 2010 period. The increase was due primarily to higher net earnings ($1.4 billion), partly offset by unfavorable movements in working capital ($421 million) and higher contributions to pension plans ($102 million).

The unfavorable movements in working capital were due primarily to the following:

- more cash used for inventories ($1.1 billion), driven by higher finished goods inventories (primarily due to stock movements related to tax-driven price increases); and
- more cash used for accounts receivable ($374 million), primarily due to the timing of collections; partly offset by
- more cash provided by accrued liabilities and other current assets ($650 million), due primarily to the increase in excise tax liabilities associated with inventory movements and the timing of excise and value-added tax (VAT) payments, partially offset by changes in the fair value of financial instruments;
- more cash provided by accounts payable ($271 million), primarily due to the timing of payables for leaf and direct materials; and
- more cash provided by income taxes ($139 million), primarily due to higher income tax provisions and the timing of payments.

On February 10, 2011, we announced a one-year, gross productivity and cost savings target for 2011 of approximately $250 million to be achieved through product specification changes, improved manufacturing performance and various procurement-related initiatives. During 2011, we exceeded this target.

• **Net Cash Used in Investing Activities:** Net cash used in investing activities of $992 million for the year ended December 31, 2012, decreased by $40 million from the comparable 2011 period, due primarily to cash spent in 2011 to purchase businesses ($80 million), and higher cash proceeds from the sale of fixed assets, partially offset by higher capital expenditures ($159 million).

Net cash used in investing activities of $1.0 billion for the year ended December 31, 2011, increased $322 million from the comparable 2010 period, due primarily to higher capital expenditures ($184 million) and lower cash proceeds from the settlement of derivatives designated as net investment hedges ($43 million).

In 2011, we acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million. In 2011, we also completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million.

In 2010, we spent $83 million for the net assets and contractual relationships of our current leaf suppliers in Brazil. For further details, see Note 6. *Acquisitions and Other Business Arrangements.*

Our capital expenditures were $1.1 billion in 2012, $897 million in 2011 and $713 million in 2010. The 2012 expenditures were primarily related to investments in productivity-enhancing programs, equipment for new products, the consolidation of our operations in the Philippines and the expansion of our capacity in Indonesia and Russia. We expect total capital expenditures in 2013 of approximately $1.3 billion, to be funded by operating cash flows.

- **Net Cash Used in Financing Activities:** During 2012, net cash used in financing activities was $8.1 billion, compared with net cash used in financing activities of $8.3 billion during 2011 and $8.6 billion in 2010. During 2012, we used a total of $15.4 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2012 of $7.6 billion. During 2011, we used a total of $12.8 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2011 of $4.7 billion. During 2010, we used a total of $10.1 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2010 of $1.6 billion.

Dividends paid in 2012, 2011 and 2010 were $5.4 billion, $4.8 billion and $4.4 billion, respectively.

- **Debt and Liquidity:**

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash that mature within a maximum of three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are predominantly held in short-term bank deposits with institutions having a long-term rating of A- or better.

Credit Ratings: The cost and terms of our financing arrangements as well as our access to commercial paper markets may be affected by applicable credit ratings. At December 31, 2012, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody's	P-1	A2	Stable
Standard & Poor's	A-1	A	Stable
Fitch	F1	A	Stable

Credit Facilities: On February 12, 2013, we entered into a 364-day revolving credit facility in the amount of $2.0 billion.

At February 12, 2013, our committed credit facilities were as follows:

Type (in billions)	Committed Credit Facilities
364-day revolving credit, expiring February 11, 2014	**$2.0**
Multi-year revolving credit, expiring March 31, 2015	**2.5**
Multi-year revolving credit, expiring October 25, 2016	**3.5**
Total facilities	**$8.0**

At February 12, 2013, there were no borrowings under the committed credit facilities, and the entire committed amounts were available for borrowing.

All banks participating in our committed credit facilities have an investment-grade long-term credit rating from the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

Each of these facilities requires us to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("consolidated EBITDA") to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2012, our ratio calculated in accordance with the agreements was 16.0 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants. The terms "consolidated EBITDA" and "consolidated interest expense," both of which include certain adjustments, are defined in the facility agreements previously filed with the U.S. Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain of our subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $2.0 billion at December 31, 2012, and $1.9 billion at December 31, 2011, are for the sole use of our subsidiaries. Borrowings under these arrangements amounted to $447 million at December 31, 2012, and $247 million at December 31, 2011.

Commercial Paper Program: We have commercial paper programs in place in the U.S. and in Europe. At December 31, 2012 and 2011, we had $2.0 billion and $1.3 billion, respectively, of commercial paper outstanding.

The existence of the commercial paper program and the committed credit facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

Debt: Our total debt was $22.8 billion at December 31, 2012, and $18.5 billion at December 31, 2011. Fixed-rate debt constituted approximately 88% of our total debt at December 31, 2012, and 90% of our total debt at December 31, 2011. The weighted-average all-in financing cost of our total debt was 4.0% in 2012, compared to 4.4% in 2011. See Note 16. *Fair Value Measurements* to our consolidated financial statements for a discussion of our disclosures related to the fair value of debt. The amount of debt that we can issue is subject to approval by our Board of Directors.

On February 28, 2011, we filed a new shelf registration statement with the U.S. Securities and Exchange Commission under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period.

Our debt offerings in 2012 were as follows:

(in millions)

Type	Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes[a]	**$700**	**4.500%**	March 2012	March 2042
U.S. dollar notes[a]	**$550**	**1.625**	March 2012	March 2017
Euro notes[b]	**€750 (approximately $951)**	**2.125**	May 2012	May 2019
Euro notes[b]	**€600 (approximately $761)**	**2.875**	May 2012	May 2024
U.S. dollar notes[c]	**$750**	**1.125**	August 2012	August 2017
U.S. dollar notes[c]	**$750**	**2.500**	August 2012	August 2022
U.S. dollar notes[c]	**$750**	**3.875**	August 2012	August 2042
Swiss franc notes[d]	**CHF 325 (approximately $334)**	**1.000**	September 2012	September 2020

(a) Interest on these notes is payable semiannually, and the first payment was made in September 2012.
(b) Interest on these notes is payable annually beginning in May 2013.
(c) Interest on these notes is payable semiannually beginning in February 2013.
(d) Interest on these notes is payable annually beginning in September 2013.

The net proceeds from the sale of the securities listed in the table above were used to meet our working capital requirements, to repurchase our common stock, to refinance debt and for general corporate purposes.

As a result of the debt issuances shown in the table above, the weighted-average time to maturity of our long-term debt has increased from 8.2 years at the end of 2011 to 10.1 years at the end of 2012.

In February 2013, we launched and priced a bond offering in the amount of CHF 200 million (approximately $218 million). These bonds will have a fixed interest rate of 0.875% and a maturity date of March 2019. The transaction is scheduled to close in March 2013.

• Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: At December 31, 2012, we were contingently liable for $0.7 billion of guarantees of our own performance, which were primarily related to excise taxes on the shipment of our products. In accordance with U.S. GAAP, there is no liability in the consolidated financial statements associated with these guarantees. At December 31, 2012, our third-party guarantees were insignificant.

Aggregate Contractual Obligations: The following table summarizes our contractual obligations at December 31, 2012:

	Payments Due				
(in millions)	Total	2013	2014-2015	2016-2017	2018 and Thereafter
Long-term debt[1]	$20,598	$2,781	$2,251	$3,899	$11,667
RBH Legal Settlement[2]	227	39	74	80	34
Colombian Investment and Cooperation Agreement[3]	125	8	16	15	86
Interest on borrowings[4]	7,993	791	1,322	1,035	4,845
Operating leases[5]	851	218	261	146	226
Purchase obligations[6]:					
Inventory and production costs	2,576	1,780	581	150	65
Other	1,849	1,182	544	103	20
	4,425	2,962	1,125	253	85
Other long-term liabilities[7]	366	42	48	37	239
	$34,585	$6,841	$5,097	$5,465	$17,182

(1) Amounts represent the expected cash payments of our long-term debt and capital lease obligations.
(2) Amounts represent the estimated future payments due under the terms of the settlement agreement. See Note 19. *RBH Legal Settlement*, to our consolidated financial statements for more details regarding this settlement.
(3) Amounts represent the expected cash payments under the terms of the Colombian Investment and Cooperation Agreement. See Note 18. *Colombian Investment and Cooperation Agreement* to our consolidated financial statements for more details regarding this agreement.
(4) Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2012. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(5) Amounts represent the minimum rental commitments under non-cancelable operating leases.
(6) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Amounts represent the minimum commitments under non-cancellable contracts. Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(7) Other long-term liabilities consist primarily of postretirement health care costs and accruals established for employment costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, tax contingencies, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions of approximately $220 million in 2013, based on current tax and benefit laws (as discussed in Note 13. *Benefit Plans* to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement: In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $78 million, $86 million and $91 million were recorded in cost of sales in 2012, 2011 and 2010, respectively.

Other: In addition to the contractual obligations noted above, we entered into separate agreements with Grupo Carso, S.A.B. de C.V. ("Grupo Carso") in 2007 and FTC in 2010, which relate to the potential purchase of the noncontrolling interest in our Mexican and Philippines tobacco businesses by PMI. See Note 4. *Related Party Information* to our consolidated financial statements for a discussion of our agreement with Grupo Carso and Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements for a discussion of our agreement with FTC.

• **Equity and Dividends:** As discussed in Note 9. *Stock Plans* to our consolidated financial statements, during 2012, we granted 3.2 million shares of deferred stock awards at a weighted-average grant date fair value of $79.59. Equity awards generally vest three or more years after the date of the award, subject to earlier vesting on death or disability or normal retirement, or separation from employment by mutual agreement after reaching age 58.

In May 2012, our stockholders approved the Philip Morris International Inc. 2012 Performance Incentive Plan (the "2012 Plan"). The 2012 Plan replaced the 2008 Performance Incentive Plan (the "2008 Plan"), and, as a result, there will be no additional grants under the 2008 Plan. Under the 2012 Plan, we may grant to eligible employees restricted stock, restricted stock units and deferred stock units, performance-based cash incentive awards and performance-based equity awards. While the 2008 Plan authorized incentive stock options, non-qualified stock options and stock appreciation rights, the 2012 Plan does not authorize any grants of stock options or stock appreciation rights. Up to 30 million shares of our common stock may be issued under the 2012 Plan.

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. On April 30, 2010, we completed this $13.0 billion share repurchase program by purchasing, in total, 277.6 million shares at an average price of $46.83 per share.

On May 1, 2010, we began repurchasing shares under a three-year $12.0 billion share repurchase program that was authorized by our Board of Directors in February 2010. On July 31, 2012, we completed this share repurchase program ahead of schedule. In total, we purchased 179.1 million shares for $12.0 billion under this program.

On August 1, 2012, we began repurchasing shares under a new three-year $18.0 billion share repurchase program that was authorized by our Board of Directors in June 2012. From August 1, 2012, through December 31, 2012, we repurchased 32.2 million shares of our common stock at a cost of $2.9 billion under this new repurchase program. During 2012, we repurchased 74.9 million shares at a cost of $6.5 billion.

On February 7, 2013, we announced that our forecast includes a share repurchase target amount for 2013 of $6.0 billion.

Dividends paid in 2012 were $5.4 billion. During the third quarter of 2012, our Board of Directors approved a 10.4% increase in the quarterly dividend to $0.85 per common share. As a result, the present annualized dividend rate is $3.40 per common share.

Market Risk

• **Counterparty Risk:** We predominantly work with financial institutions with strong short and long-term credit ratings as assigned by Standard & Poor's and Moody's. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business needs. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents is currently invested in bank deposits maturing within less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

• **Derivative Financial Instruments:** We operate in markets outside of the United States, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use certain financial instruments to manage our foreign currency exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

See Note 15. *Financial Instruments* and Note 16. *Fair Value Measurements* to our consolidated financial statements for further details on our derivative financial instruments.

• **Value at Risk:** We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest-rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2012 and 2011, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest-rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact			
(in millions)	At 12/31/12	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	**$20**	**$32**	**$50**	**$20**

	Fair Value Impact			
(in millions)	At 12/31/12	Average	High	Low
Instruments sensitive to:				
Interest rates	**$70**	**$71**	**$76**	**$66**

	Pre-Tax Earnings Impact			
(in millions)	At 12/31/11	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$49	$74	$90	$49

	Fair Value Impact			
(in millions)	At 12/31/11	Average	High	Low
Instruments sensitive to:				
Interest rates	$57	$55	$69	$45

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

Contingencies

See Note 21. *Contingencies* to our consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the "Business Environment" section. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

Risks Related to Our Business and Industry

• Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may disproportionately affect our profitability and make us less competitive versus certain of our competitors.
Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our manufactured cigarette brands versus cigarette brands manufactured by certain of our competitors. Because our portfolio is weighted toward the premium-price manufactured cigarette category, tax regimes based on sales price can place us at a competitive disadvantage in certain markets. As a result, our volume and profitability may be adversely affected in these markets.

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to legal cross-border purchases of lower price products, or to illicit products such as contraband, counterfeit and illicit whites.

• Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of reducing or preventing the use of tobacco products.
Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such factors will continue to reduce consumption levels and will increase downtrading and the risk of counterfeiting, contraband and cross-border purchases. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization's Framework Convention on Tobacco Control ("FCTC"). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation. The FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and attractiveness of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

- restrictions on or licensing of outlets permitted to sell cigarettes;
- the levying of substantial and increasing tax and duty charges;
- restrictions or bans on advertising, marketing and sponsorship;
- the display of larger health warnings, graphic health warnings and other labeling requirements;
- restrictions on packaging design, including the use of colors, and plain packaging;
- restrictions on packaging and cigarette formats and dimensions;
- restrictions or bans on the display of tobacco product packaging at the point of sale and restrictions or bans on cigarette vending machines;
- requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents;
- disclosure, restrictions, or bans of tobacco product ingredients;
- increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;
- elimination of duty free sales and duty free allowances for travelers; and
- encouraging litigation against tobacco companies.

Our operating income could be significantly affected by regulatory initiatives resulting in a significant decrease in demand for our brands, in particular requirements that lead to a commoditization of tobacco products, as well as any significant increase in the cost of complying with new regulatory requirements.

• Litigation related to tobacco use and exposure to environmental tobacco smoke ("ETS") could substantially reduce our profitability and could severely impair our liquidity.
There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some tobacco-related litigation are significant and, in certain cases in Brazil, Canada, Israel and Nigeria, range into the billions of U.S. dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 21. *Contingencies* to our consolidated financial statements for a discussion of tobacco-related litigation.

• We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.
We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of lower-price products or innovative products, higher tobacco product taxes, higher absolute prices and larger gaps between retail price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises,

principally in Algeria, China, Egypt, Taiwan, Thailand and Vietnam. Industry consolidation and privatizations of state-owned enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are susceptible to changes in different currency exchange rates.

• Because we have operations in numerous countries, our results may be influenced by economic, regulatory and political developments or natural disasters in many countries.
Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threat of war may have a significant impact on the business environment. Economic, political, regulatory or other developments or natural disasters could disrupt our supply chain, manufacturing capabilities or our distribution capabilities. In addition, such developments could lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, which could reduce our volumes, revenues and net earnings. In certain markets, we are dependent on governmental approvals of various actions such as price changes.

In addition, despite our high ethical standards and rigorous control and compliance procedures aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our employees and international partners.

• We may be unable to anticipate changes in consumer preferences or to respond to consumer behavior influenced by economic downturns.
Our tobacco business is subject to changes in consumer preferences, which may be influenced by local economic conditions. To be successful, we must:

- promote brand equity successfully;
- anticipate and respond to new consumer trends;
- develop new products and markets and broaden brand portfolios;
- improve productivity; and
- be able to protect or enhance margins through price increases.

In periods of economic uncertainty, consumers may tend to purchase lower-price brands, and the volume of our premium-price and mid-price brands and our profitability could suffer accordingly. Such downtrading trends may be reinforced by regulation that limits branding, communication and product differentiation.

• We lose revenues as a result of counterfeiting, contraband and cross-border purchases.
Large quantities of counterfeit cigarettes are sold in the international market. We believe that *Marlboro* is the most heavily counterfeited international cigarette brand, although we cannot quantify the revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

• From time to time, we are subject to governmental investigations on a range of matters.
Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of customs duties and/or excise taxes, allegations of false and misleading usage of descriptors such as "lights" and "ultra lights" and allegations of unlawful advertising. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results by Business Segment—Business Environment—Governmental Investigations" for a description of governmental investigations to which we are subject.

• We may be unsuccessful in our attempts to produce products with the potential to reduce the risk of smoking-related diseases compared to conventional cigarettes.
We continue to seek ways to develop commercially viable new product technologies that may reduce the risk of smoking-related diseases. Our goal is to develop products whose potential for risk reduction can be substantiated and provide adult smokers the taste, sensory experience and smoking ritual characteristics that are as close as possible to those currently provided by conventional cigarettes. We may not succeed in these efforts. If we do not succeed, but others do, we may be at a competitive disadvantage. Furthermore, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced risk and harm, which could significantly undermine the commercial viability of these products.

• Our reported results could be adversely affected by unfavorable currency exchange rates, and currency devaluations could impair our competitiveness.
We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

• The repatriation of our foreign earnings, changes in the earnings mix, and changes in U.S. tax laws may increase our effective tax rate. Our ability to receive payments from foreign subsidiaries or to repatriate royalties and dividends could be restricted by local country currency exchange controls.

Because we are a U.S. holding company, our most significant source of funds is distributions from our non-U.S. subsidiaries. Under current U.S. tax law, in general we do not pay U.S. taxes on our foreign earnings until they are repatriated to the U.S. as distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall effective tax rate. Additionally, the Obama Administration has indicated that it favors changes in U.S. tax law that would fundamentally change how our earnings are taxed in the U.S. If enacted and depending upon its precise terms, such legislation could increase our overall effective tax rate. Certain countries in which we operate have adopted or could institute currency exchange controls that limit or prohibit our local subsidiaries' ability to make payments outside the country.

• Our ability to grow may be limited by our inability to introduce new products, enter new markets or to improve our margins through higher pricing and improvements in our brand and geographic mix.

Our profitability may suffer if we are unable to introduce new products or enter new markets successfully, to raise prices or maintain an acceptable proportion of our sales of higher margin products and sales in higher margin geographies.

• We may be unable to expand our brand portfolio through successful acquisitions and the development of strategic business relationships.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions and the development of strategic business relationships. Acquisition and strategic business development opportunities are limited and present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms, or that future acquisitions or strategic business developments will be accretive to earnings.

• Government mandated prices, production control programs, shifts in crops driven by economic conditions and the impacts of climate change may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand, and crop quality can be influenced by variations in weather patterns, including those caused by climate change. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

• Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

• The failure of our information systems to function as intended or their penetration by outside parties with the intent to corrupt them could result in business disruption, loss of revenue, assets or personal or other sensitive data.

We use information systems to help manage business processes, collect and interpret business data and communicate internally and externally with employees, suppliers, customers and others. Some of these information systems are managed by third-party service providers. We have backup systems and business continuity plans in place, and we take care to protect our systems and data from unauthorized access. Nevertheless, failure of our systems to function as intended, or penetration of our systems by outside parties intent on extracting or corrupting information or otherwise disrupting business processes, could result in loss of revenue, assets or personal or other sensitive data, cause damage to our reputation and that of our brands and result in significant remediation and other costs to us.

• We may be required to replace third party contract manufacturers or service providers with our own resources.

In certain instances, we contract with third parties to manufacture some of our products or product parts or to provide other services. We may be unable to renew these agreements on satisfactory terms for numerous reasons, including government regulations; accordingly, our costs may increase significantly if we must replace such third parties with our own resources.

Selected Financial Data—Five-Year Review

(in millions of dollars, except per share data)

	2012	2011	2010	2009	2008
Summary of Operations:					
Net revenues	**$77,393**	$76,346	$67,713	$62,080	$63,640
Cost of sales	**10,373**	10,678	9,713	9,022	9,328
Excise taxes on products	**46,016**	45,249	40,505	37,045	37,935
Gross profit	**21,004**	20,419	17,495	16,013	16,377
Operating income	**13,846**	13,332	11,200	10,040	10,248
Interest expense, net	**859**	800	876	797	311
Earnings before income taxes	**12,987**	12,532	10,324	9,243	9,937
Pre-tax profit margin	**16.8%**	16.4%	15.2%	14.9%	15.6%
Provision for income taxes	**3,833**	3,653	2,826	2,691	2,787
Net earnings	**9,154**	8,879	7,498	6,552	7,150
Net earnings attributable to noncontrolling interests	**354**	288	239	210	260
Net earnings attributable to PMI	**8,800**	8,591	7,259	6,342	6,890
Basic earnings per share	**5.17**	4.85	3.93	3.25	3.32
Diluted earnings per share	**5.17**	4.85	3.92	3.24	3.31
Dividends declared per share to public stockholders	**3.24**	2.82	2.44	2.24	1.54
Capital expenditures	**1,056**	897	713	715	1,099
Depreciation and amortization	**898**	993	932	853	842
Property, plant and equipment, net	**6,645**	6,250	6,499	6,390	6,348
Inventories	**8,949**	8,120	8,317	9,207	9,664
Total assets	**37,670**	35,488	35,050	34,552	32,972
Long-term debt	**17,639**	14,828	13,370	13,672	11,377
Total debt	**22,839**	18,545	16,502	15,416	11,961
Stockholders' (deficit) equity	**(3,154)**	551	3,933	6,145	7,904
Common dividends declared to public stockholders as a % of Diluted EPS	**62.7%**	58.1%	62.2%	69.1%	46.5%
Market price per common share—high/low	**94.13-72.85**	79.42-55.85	60.87-42.94	52.35-32.04	56.26-33.30
Closing price of common share at year end	**83.64**	78.48	58.53	48.19	43.51
Price/earnings ratio at year end—Diluted	**16**	16	15	15	13
Number of common shares outstanding at year end (millions)	**1,654**	1,726	1,802	1,887	2,007
Number of employees	**87,100**	78,100	78,300	77,300	75,600

This Selected Financial Data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share data)

at December 31,	2012	2011
Assets		
Cash and cash equivalents	**$ 2,983**	$ 2,550
Receivables (less allowances of $56 in 2012 and $45 in 2011)	**3,589**	3,201
Inventories:		
Leaf tobacco	**3,548**	3,463
Other raw materials	**1,610**	1,185
Finished product	**3,791**	3,472
	8,949	8,120
Deferred income taxes	**450**	397
Other current assets	**619**	591
Total current assets	**16,590**	14,859
Property, plant and equipment, at cost:		
Land and land improvements	**708**	692
Buildings and building equipment	**3,948**	3,738
Machinery and equipment	**8,380**	7,880
Construction in progress	**843**	603
	13,879	12,913
Less: accumulated depreciation	**7,234**	6,663
	6,645	6,250
Goodwill (Note 3)	**9,900**	9,928
Other intangible assets, net (Note 3)	**3,619**	3,697
Other assets	**916**	754
Total Assets	**$37,670**	$35,488

See notes to consolidated financial statements.

at December 31,	2012	2011
Liabilities		
Short-term borrowings (Note 7)	**$ 2,419**	$ 1,511
Current portion of long-term debt (Note 7)	**2,781**	2,206
Accounts payable	**1,103**	1,031
Accrued liabilities:		
Marketing and selling	**527**	519
Taxes, except income taxes	**5,350**	5,346
Employment costs	**896**	894
Dividends payable	**1,418**	1,341
Other	**952**	873
Income taxes	**1,456**	897
Deferred income taxes	**114**	176
Total current liabilities	**17,016**	14,794
Long-term debt (Note 7)	**17,639**	14,828
Deferred income taxes	**1,875**	1,976
Employment costs	**2,574**	1,665
Other liabilities	**419**	462
Total liabilities	**39,523**	33,725
Contingencies (Note 21)		
Redeemable noncontrolling interest (Note 6)	**1,301**	1,212
Stockholders' (Deficit) Equity		
Common stock, no par value (2,109,316,331 shares issued in 2012 and 2011)	**—**	—
Additional paid-in capital	**1,334**	1,235
Earnings reinvested in the business	**25,076**	21,757
Accumulated other comprehensive losses	**(3,604)**	(2,863)
	22,806	20,129
Less: cost of repurchased stock (455,703,347 and 383,407,665 shares in 2012 and 2011, respectively)	**26,282**	19,900
Total PMI stockholders' (deficit) equity	**(3,476)**	229
Noncontrolling interests	**322**	322
Total stockholders' (deficit) equity	**(3,154)**	551
Total Liabilities and Stockholders' (Deficit) Equity	**$37,670**	$35,488

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2012	2011	2010
Net revenues	**$77,393**	$76,346	$67,713
Cost of sales	**10,373**	10,678	9,713
Excise taxes on products	**46,016**	45,249	40,505
Gross profit	**21,004**	20,419	17,495
Marketing, administration and research costs	**6,978**	6,880	6,160
Asset impairment and exit costs (Note 5)	**83**	109	47
Amortization of intangibles	**97**	98	88
Operating income	**13,846**	13,332	11,200
Interest expense, net	**859**	800	876
Earnings before income taxes	**12,987**	12,532	10,324
Provision for income taxes	**3,833**	3,653	2,826
Net earnings	**9,154**	8,879	7,498
Net earnings attributable to noncontrolling interests	**354**	288	239
Net earnings attributable to PMI	**$ 8,800**	$ 8,591	$ 7,259
Per share data (Note 10):			
Basic earnings per share	**$ 5.17**	$ 4.85	$ 3.93
Diluted earnings per share	**$ 5.17**	$ 4.85	$ 3.92

Consolidated Statements of Comprehensive Earnings

(in millions of dollars)

for the years ended December 31,	2012	2011	2010
Net earnings	**$9,154**	$ 8,879	$7,498
Other comprehensive earnings (losses), net of income taxes:			
Currency translation adjustments, net of income taxes of $6 in 2012, $10 in 2011 and ($107) in 2010	**15**	(852)	(43)
Change in net loss and prior service cost:			
Net losses and prior service costs, net of income taxes of $144 in 2012, $148 in 2011 and $43 in 2010	**(943)**	(1,031)	(318)
Less amortization of net losses, prior service costs and net transition costs, net of income taxes of ($37) in 2012, ($23) in 2011 and ($20) in 2010	**160**	94	76
Change in fair value of derivatives accounted for as hedges:			
(Gains)/losses transferred to earnings, net of income taxes of $3 in 2012, ($2) in 2011 and ($3) in 2010	**(22)**	18	33
Gains/(losses) recognized, net of income taxes of ($14) in 2012, ($1) in 2011 and $6 in 2010	**99**	(5)	(50)
Change in fair value of equity securities	**—**	(1)	(10)
Total other comprehensive losses	**(691)**	(1,777)	(312)
Total comprehensive earnings	**8,463**	7,102	7,186
Less comprehensive earnings attributable to:			
Noncontrolling interests	**210**	137	208
Redeemable noncontrolling interest	**194**	97	42
Comprehensive earnings attributable to PMI	**$8,059**	$ 6,868	$6,936

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' (Deficit) Equity

(in millions of dollars, except per share data)

	PMI Stockholders' (Deficit) Equity						
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Losses	Cost of Repurchased Stock	Noncontrolling Interests	Total
Balances, January 1, 2010	$ —	$1,403	$15,358	$ (817)	$(10,228)	$ 429	$ 6,145
Net earnings			7,259			213[1]	7,472[1]
Other comprehensive losses, net of income taxes				(323)		(5)[1]	(328)[1]
Exercise of stock options and issuance of other stock awards		(178)			543		365
Dividends declared ($2.44 per share)			(4,484)				(4,484)
Payments to noncontrolling interests						(210)	(210)
Common stock repurchased					(5,027)		(5,027)
Balances, December 31, 2010	—	1,225	18,133	(1,140)	(14,712)	427	3,933
Net earnings			8,591			191[1]	8,782[1]
Other comprehensive losses, net of income taxes				(1,723)		(54)[1]	(1,777)[1]
Exercise of stock options and issuance of other stock awards		12			212		224
Dividends declared ($2.82 per share)			(4,967)				(4,967)
Payments to noncontrolling interests						(241)	(241)
Purchase of subsidiary shares from noncontrolling interests		(2)				(1)	(3)
Common stock repurchased					(5,400)		(5,400)
Balances, December 31, 2011	—	1,235	21,757	(2,863)	(19,900)	322	551
Net earnings			**8,800**			**183**[1]	**8,983**[1]
Other comprehensive earnings (losses), net of income taxes				**(741)**		**27**[1]	**(714)**[1]
Issuance of stock awards and exercise of stock options		**100**			**118**		**218**
Dividends declared ($3.24 per share)			**(5,481)**				**(5,481)**
Payments to noncontrolling interests						**(209)**	**(209)**
Purchase of subsidiary shares from noncontrolling interests		**(1)**				**(1)**	**(2)**
Common stock repurchased					**(6,500)**		**(6,500)**
Balances, December 31, 2012	**$ —**	**$1,334**	**$25,076**	**$(3,604)**	**$(26,282)**	**$ 322**	**$(3,154)**

(1) Net earnings attributable to noncontrolling interests exclude $171 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2012. Other comprehensive earnings (losses), net of income taxes, also exclude $25 million of net currency translation adjustment gains and $2 million of net loss and prior service cost losses related to the redeemable noncontrolling interest at December 31, 2012. Net earnings attributable to noncontrolling interests exclude $97 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2011. Other comprehensive losses, net of income taxes, also exclude less than $1 million of net currency translation adjustment losses related to redeemable noncontrolling interest at December 31, 2011. Net earnings attributable to noncontrolling interests exclude $26 million of earnings related to the redeemable noncontrolling interest, which is reported outside the equity section in the consolidated balance sheet at December 31, 2010. Other comprehensive losses, net of income taxes, also exclude $16 million of net currency translation adjustment gains related to the redeemable noncontrolling interest at December 31, 2010.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2012	2011	2010
Cash Provided by (Used in) Operating Activities			
Net earnings	**$ 9,154**	$ 8,879	$ 7,498
Adjustments to reconcile net earnings to operating cash flows:			
Depreciation and amortization	**898**	993	932
Deferred income tax (benefit) provision	**(248)**	15	101
Asset impairment and exit costs, net of cash paid	**26**	11	(28)
Cash effects of changes, net of the effects from acquired companies:			
Receivables, net	**(398)**	(251)	123
Inventories	**(728)**	(36)	1,071
Accounts payable	**10**	199	(72)
Income taxes	**638**	231	92
Accrued liabilities and other current assets	**(183)**	691	41
Pension plan contributions	**(207)**	(535)	(433)
Other	**459**	332	112
Net cash provided by operating activities	**9,421**	10,529	9,437
Cash Provided by (Used in) Investing Activities			
Capital expenditures	**(1,056)**	(897)	(713)
Purchase of businesses, net of acquired cash	**—**	(80)	(83)
Other	**64**	(55)	86
Net cash used in investing activities	**(992)**	(1,032)	(710)

See notes to consolidated financial statements.

for the years ended December 31,	2012	2011	2010
Cash Provided by (Used in) Financing Activities			
Short-term borrowing activity by original maturity:			
Net issuances (repayments)—maturities of 90 days or less	**$ 1,515**	$ (968)	$ 479
Issuances—maturities longer than 90 days	**603**	921	—
Repayments—maturities longer than 90 days	**(1,220)**	(179)	(488)
Long-term debt proceeds	**5,516**	3,767	1,130
Long-term debt repaid	**(2,237)**	(1,483)	(183)
Repurchases of common stock	**(6,525)**	(5,372)	(5,030)
Issuances of common stock	**1**	75	229
Dividends paid	**(5,404)**	(4,788)	(4,423)
Other	**(349)**	(311)	(292)
Net cash used in financing activities	**(8,100)**	(8,338)	(8,578)
Effect of exchange rate changes on cash and cash equivalents	**104**	(312)	14
Cash and cash equivalents:			
Increase	**433**	847	163
Balance at beginning of year	**2,550**	1,703	1,540
Balance at end of year	**$ 2,983**	$ 2,550	$ 1,703
Cash paid: Interest	**$ 986**	$ 963	$ 912
Income taxes	**$ 3,420**	$ 3,366	$ 2,728

As discussed in Note 6. *Acquisitions and Other Business Arrangements*, PMI's 2010 business combination in the Philippines was a non-cash transaction.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

• **Background:** Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A., whose subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Throughout these financial statements, the term "PMI" refers to Philip Morris International Inc. and its subsidiaries.

• **Basis of presentation:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things: pension and benefit plan assumptions; the fair value assessment of PMFTC Inc.; useful lives and valuation assumptions of goodwill and other intangible assets; marketing programs, and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include PMI, as well as its wholly owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20% – 50% ownership interest) are accounted for under the equity method of accounting. Investments in which PMI has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated.

In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which became effective for PMI in the first quarter of 2012. Under the new guidance, PMI evaluated the presentation options and elected to present comprehensive earnings in a separate statement. As a result of this new standard, certain amounts reported in the prior year statements have been reclassified to conform to the current year presentation.

Note 2.

Summary of Significant Accounting Policies:

• **Cash and cash equivalents:** Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

• **Depreciation:** Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2012, 2011 and 2010 was $801 million, $895 million and $844 million, respectively.

• **Goodwill and non-amortizable intangible assets valuation:** PMI tests goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review. PMI performs its annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, PMI primarily uses a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, PMI primarily uses a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and PMI believes these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. PMI concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded the carrying value, and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria Group, Inc. ("Altria"), PMI has not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

• **Foreign currency translation:** PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' (deficit) equity. In addition, some of PMI's subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI recorded net transaction losses of $51 million, $24 million and $17 million for the years ended December 31, 2012, 2011 and 2010, respectively, in marketing, administration and research costs on the consolidated statements of earnings.

• **Hedging instruments:** Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive losses on the consolidated balance sheet, or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive losses are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

• **Impairment of long-lived assets:** PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

• **Income taxes:** Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in PMI's consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings.

• **Inventories:** Inventories are stated at the lower of cost or market. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

• **Marketing costs:** PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Trade promotions are recorded as a reduction of revenues based on amounts estimated as being due to customers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to earnings based on estimated sales and related expenses for the full year.

• **Revenue recognition:** PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. Excise taxes billed by PMI to customers are reported in net revenues. Shipping and handling costs are classified as part of cost of sales and were $802 million, $905 million and $653 million for the years ended December 31, 2012, 2011 and 2010, respectively.

• **Software costs:** PMI capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on PMI's consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

• **Stock-based compensation:** PMI measures compensation cost for all stock-based awards at fair value on date of grant and recognizes the compensation costs over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant.

Excess tax benefits from the vesting of stock-based awards of $24 million, $19 million and $32 million were recognized in additional paid-in capital as of December 31, 2012, 2011 and 2010, respectively, and were presented as financing cash flows.

Note 3.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net	
(in millions)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
European Union	**$1,448**	$1,392	**$ 647**	$ 663
Eastern Europe, Middle East & Africa	**637**	666	**242**	250
Asia	**4,791**	4,966	**1,542**	1,633
Latin America & Canada	**3,024**	2,904	**1,188**	1,151
Total	**$9,900**	$9,928	**$3,619**	$3,697

Goodwill is due primarily to PMI's acquisitions in Canada, Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan, as well as the business combination in the Philippines in February 2010. The movements in goodwill were as follows:

(in millions)	European Union	Eastern Europe, Middle East & Africa	Asia	Latin America & Canada	Total
Balance at January 1, 2011	$1,443	$702	$5,004	$3,012	$10,161
Changes due to:					
Acquisitions	—	1	1	1	3
Currency	(51)	(37)	(39)	(109)	(236)
Balance at December 31, 2011	1,392	666	4,966	2,904	9,928
Changes due to:					
Currency	**56**	**(29)**	**(175)**	**120**	**(28)**
Balance at December 31, 2012	**$1,448**	**$637**	**$4,791**	**$3,024**	**$9,900**

Additional details of other intangible assets were as follows:

	December 31, 2012		December 31, 2011	
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	**$2,046**		$2,067	
Amortizable intangible assets	**2,046**	**$473**	2,001	$371
Total other intangible assets	**$4,092**	**$473**	$4,068	$371

Non-amortizable intangible assets substantially consist of trademarks from PMI's acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets primarily consist of certain trademarks, distribution networks and non-compete agreements associated with business combinations. The range of useful lives as well as the weighted-average remaining useful life of amortizable intangible assets at December 31, 2012, is as follows:

Description	Initial Estimated Useful Lives	Weighted-Average Remaining Useful Life
Trademarks	2–40 years	26 years
Distribution networks	20–30 years	15 years
Non-compete agreements	3–10 years	2 years
Other (including farmer contracts and intellectual property rights)	12.5–17 years	13 years

Pre-tax amortization expense for intangible assets during the years ended December 31, 2012, 2011 and 2010, was $97 million, $98 million and $88 million, respectively. Amortization expense for each of the next five years is estimated to be $97 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

The increase in the gross carrying amount of other intangible assets from December 31, 2011, was due to currency movements.

Note 4.

Related Party Information:

Grupo Carso, S.A.B. de C.V. ("Grupo Carso") retains a 20% noncontrolling interest in PMI's Mexican tobacco business. A director of PMI has an affiliation with Grupo Carso. In 2007, PMI and Grupo Carso entered into an agreement for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso's remaining 20% noncontrolling interest in the future.

Note 5.

Asset Impairment and Exit Costs:

During 2012, 2011 and 2010, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2012	2011	2010
Separation programs:			
European Union	**$ —**	$ 35	$27
Eastern Europe, Middle East & Africa	—	6	—
Asia	**13**	7	—
Latin America & Canada	**29**	15	—
Total separation programs	**42**	63	27
Contract termination charges:			
Eastern Europe, Middle East & Africa	**—**	12	—
Asia	**13**	—	20
Total contract termination charges	**13**	12	20
Asset impairment charges:			
European Union	**5**	10	—
Eastern Europe, Middle East & Africa	**5**	7	—
Asia	**13**	8	—
Latin America & Canada	**5**	9	—
Total asset impairment charges	**28**	34	—
Asset impairment and exit costs	**$83**	$109	$47

Exit Costs

- **Separation Programs:** PMI recorded pre-tax separation program charges of $42 million, $63 million and $27 million for the years ended December 31, 2012, 2011 and 2010, respectively. The 2012 pre-tax separation program charges primarily related to severance costs associated with factory restructurings. The 2011 pre-tax separation program charges primarily related to severance costs for factory and R&D restructurings. The 2010 pre-tax separation program charges primarily related to severance costs.

- **Contract Termination Charges:** During 2012, PMI recorded exit costs of $13 million related to the termination of distribution agreements in Asia.

During 2011, PMI recorded exit costs of $12 million related to the termination of a distribution agreement in Eastern Europe, Middle East & Africa.

On February 25, 2010, PMI's affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). For further details on this business combination, see Note 6. *Acquisitions and Other Business Arrangements.* During the fourth quarter of 2010, PMI recorded exit costs of $20 million related to the early termination of a transition services agreement between FTC and PMFTC.

- **Movement in Exit Cost Liabilities:** The movement in exit cost liabilities for PMI was as follows:

(in millions)	
Liability balance, January 1, 2011	$ 48
Charges	75
Cash spent	(98)
Currency/other	3
Liability balance, December 31, 2011	$ 28
Charges	**55**
Cash spent	**(57)**
Currency/other	**(6)**
Liability balance, December 31, 2012	**$ 20**

Cash payments related to exit costs at PMI were $57 million, $98 million and $75 million for the years ended December 31, 2012, 2011 and 2010, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $20 million, and these costs will be substantially paid by 2013.

Asset Impairment Charges

PMI recorded pre-tax asset impairment charges of $28 million and $34 million for the years ended December 31, 2012 and 2011, respectively. The 2012 and 2011 charges primarily related to the consolidation of R&D activities as well as charges for factory restructurings.

Note 6.

Acquisitions and Other Business Arrangements:

- **Philippines Business Combination:** On February 25, 2010, PMI's affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). PMPMI and FTC hold equal economic interests in PMFTC, while PMI manages the day-to-day operations of PMFTC and has a majority of its Board of Directors. Consequently, PMI accounted for the contributed assets and liabilities of FTC as a business combination. The establishment of PMFTC permitted both parties to benefit from their respective, complementary brand portfolios, as well as cost synergies from the resulting integration of manufacturing, distribution and procurement, and the further development and advancement of tobacco growing in the Philippines.

As PMI has control of PMFTC, the contribution of PMPMI's net assets was recorded at book value, while the contribution of the FTC net assets to PMFTC was recorded at fair value. The difference between the two contributions resulted in an increase to PMI's additional paid-in capital in 2010 of $477 million.

The fair value of the assets and liabilities contributed by FTC in this non-cash transaction was determined to be $1.17 billion. FTC holds the right to sell its interest in PMFTC to PMI, except in certain circumstances, during the period from February 25, 2015, through February 24, 2018, at an agreed-upon value of $1.17 billion, which was recorded on PMI's consolidated balance sheet as a redeemable noncontrolling interest at the date of the business combination. The amount of FTC's redeemable noncontrolling interest at the date of the business combination was determined as follows:

(in millions)	
Noncontrolling interest in contributed net assets	$ 693
Accretion to redeemable value	477
Redeemable noncontrolling interest at date of business combination	$1,170

PMI decided to immediately recognize the accretion to redeemable value rather than recognizing it over the term of the agreement with FTC. This accretion has been charged against additional paid-in capital and fully offsets the increase that resulted from the contributions of net assets to PMFTC, noted above.

With the consolidation of PMFTC, FTC's share of PMFTC's comprehensive income or loss is attributable to the redeemable noncontrolling interest, impacting the carrying value. To the extent that the attribution of these amounts would cause the carrying value to fall below the redemption amount of $1.17 billion, the carrying amount would be adjusted back up to the redemption value through stockholders' (deficit) equity. The movement in redeemable noncontrolling interest after the business combination is as follows:

(in millions)	
Redeemable noncontrolling interest at date of business combination	$1,170
Share of net earnings	26
Dividend payments	(24)
Currency translation	16
Redeemable noncontrolling interest at December 31, 2010	$1,188
Share of net earnings	97
Dividend payments	(73)
Currency translation	—
Redeemable noncontrolling interest at December 31, 2011	$1,212
Share of net earnings	**171**
Dividend payments	**(105)**
Currency translation	**25**
Net loss and prior service cost	**(2)**
Redeemable noncontrolling interest at December 31, 2012	**$1,301**

In future periods, if the fair value of 50% of PMFTC were to drop below the redemption value of $1.17 billion, the difference would be treated as a special dividend to FTC and would reduce PMI's earnings per share. Reductions in earnings per share may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value. Such increases in earnings per share would be limited to cumulative prior reductions. At December 31, 2012, PMI determined that 50% of the fair value of PMFTC exceeded the redemption value of $1.17 billion.

• **Brazil:** In June 2010, PMI announced that its affiliate, Philip Morris Brasil Industria e Comercio Ltda. ("PMB"), would begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhanced PMI's direct involvement in the supply chain and is expected to provide approximately 10% of PMI's global leaf requirements. The vertically integrated structure was made possible following separate agreements with two leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. ("AOB") and Universal Leaf Tabacos Ltda. ("ULT"). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million, which was paid in 2010. PMI accounted for these transactions as a business combination. The allocation of the purchase price was to other intangible assets ($34 million, farmers contracts), inventories ($33 million), goodwill ($18 million), property, plant and equipment ($16 million) and other non-current assets ($11 million), partially offset by other current liabilities ($29 million, which consists primarily of the total amount of bank guarantees for tobacco farmers' rural credit facilities).

• **Other:** In June 2011, PMI completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million. In January 2011, PMI acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million.

The effects of these and other smaller acquisitions were not material to PMI's consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 7.

Indebtedness:

• **Short-Term Borrowings:** At December 31, 2012 and 2011, PMI's short-term borrowings and related average interest rates consisted of the following:

	December 31, 2012		December 31, 2011	
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	**$1,972**	**0.2%**	$1,264	0.1%
Bank loans	**447**	**6.6**	247	7.7
	$2,419		$1,511	

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI's short-term borrowings at December 31, 2012 and 2011, based upon current market interest rates, approximate the amounts disclosed above.

• **Long-Term Debt:** At December 31, 2012 and 2011, PMI's long-term debt consisted of the following:

(in millions)	2012	2011
U.S. dollar notes, 1.125% to 6.875% (average interest rate 4.462%), due through 2042	**$14,702**	$11,269
Foreign currency obligations:		
Euro notes, 2.125% to 5.875% (average interest rate 4.227%), due through 2024	**3,724**	3,533
Swiss franc notes, 1.000% to 3.250% (average interest rate 1.984%), due through 2021	**1,579**	1,719
Other (average interest rate 2.378%), due through 2024	**415**	513
	20,420	17,034
Less current portion of long-term debt	**2,781**	2,206
	$17,639	$14,828

Other debt

Other foreign currency debt above includes debt from our business combination in the Philippines and mortgage debt in Switzerland at December 31, 2012 and 2011. Other foreign currency debt also includes $37 million and $85 million at December 31, 2012 and 2011, respectively, of capital lease obligations primarily associated with PMI's vending machine distribution network in Japan.

Debt offerings in 2012

PMI's debt offerings in 2012 were as follows:

(in millions)

Type	Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes[a]	**$700**	**4.500%**	March 2012	March 2042
U.S. dollar notes[a]	**$550**	**1.625**	March 2012	March 2017
Euro notes[b]	**€750 (approximately $951)**	**2.125**	May 2012	May 2019
Euro notes[b]	**€600 (approximately $761)**	**2.875**	May 2012	May 2024
U.S. dollar notes[c]	**$750**	**1.125**	August 2012	August 2017
U.S. dollar notes[c]	**$750**	**2.500**	August 2012	August 2022
U.S. dollar notes[c]	**$750**	**3.875**	August 2012	August 2042
Swiss franc notes[d]	**CHF 325 (approximately $334)**	**1.000**	September 2012	September 2020

(a) Interest on these notes is payable semiannually, and the first payment was made in September 2012.
(b) Interest on these notes is payable annually beginning in May 2013.
(c) Interest on these notes is payable semiannually beginning in February 2013.
(d) Interest on these notes is payable annually beginning in September 2013.

The net proceeds from the sale of the securities listed in the table above were used to meet PMI's working capital requirements, to repurchase PMI's common stock, to refinance debt and for general corporate purposes.

Aggregate maturities

Aggregate maturities of long-term debt are as follows:

(in millions)	
2013	$ 2,781
2014	1,256
2015	995
2016	2,597
2017	1,302
2018–2022	7,026
2023–2027	940
Thereafter	3,701
	20,598
Debt discounts	(178)
Total long-term debt	$20,420

See Note 16. *Fair Value Measurements* for additional disclosures related to the fair value of PMI's debt.

• **Credit Facilities:** In May 2011, PMI entered into an agreement with certain financial institutions to extend the expiration date for its $2.5 billion revolving credit facility from September 30, 2013, to March 31, 2015.

On October 25, 2011, PMI entered into a new multi-year revolving credit facility in the amount of $3.5 billion, which expires on October 25, 2016. This new revolving credit facility replaced PMI's $2.7 billion multi-year credit facility, which was to expire on December 4, 2012.

At December 31, 2012, PMI's committed credit facilities and commercial paper outstanding were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper
Multi-year revolving credit, expiring March 31, 2015	**$2.5**	
Multi-year revolving credit, expiring October 25, 2016	**3.5**	
Total facilities	**$6.0**	
Commercial paper outstanding		**$2.0**

At December 31, 2012, there were no borrowings under the committed credit facilities, and the entire committed amounts were available for borrowing.

Each of these facilities requires PMI to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("consolidated EBITDA") to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2012, PMI's ratio calculated in accordance with the agreements was 16.0 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral. The terms "consolidated EBITDA" and "consolidated interest expense," both of which include certain adjustments, are defined in the facility agreements previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $2.0 billion at December 31, 2012, and $1.9 billion at December 31, 2011, are for the sole use of the subsidiaries. Borrowings under these arrangements amounted to $447 million at December 31, 2012, and $247 million at December 31, 2011.

Note 8.

Capital Stock:

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2010	2,109,316,331	(222,151,828)	1,887,164,503
Repurchase of shares		(97,053,310)	(97,053,310)
Exercise of stock options and issuance of other stock awards		11,672,297	11,672,297
Balances, December 31, 2010	2,109,316,331	(307,532,841)	1,801,783,490
Repurchase of shares		(80,514,257)	(80,514,257)
Exercise of stock options and issuance of other stock awards		4,639,433	4,639,433
Balances, December 31, 2011	2,109,316,331	(383,407,665)	1,725,908,666
Repurchase of shares		**(74,897,499)**	**(74,897,499)**
Issuance of stock awards and exercise of stock options		**2,601,817**	**2,601,817**
Balances, December 31, 2012	**2,109,316,331**	**(455,703,347)**	**1,653,612,984**

PMI commenced a $13.0 billion two-year share repurchase program on May 1, 2008. On April 30, 2010, PMI completed the $13.0 billion share repurchase program, which resulted in the purchase of 277.6 million shares at an average price of $46.83 per share. On May 1, 2010, PMI commenced a new $12.0 billion three-year share repurchase program. On July 31, 2012, PMI completed, ahead of schedule, the $12.0 billion share repurchase program, which resulted in the purchase of 179.1 million shares at an average price of $66.99 per share. On August 1, 2012, PMI commenced a new three-year $18 billion share repurchase program that was authorized by PMI's Board of Directors in June 2012. From August 1, 2012, through December 31, 2012, PMI repurchased 32.2 million shares of its common stock at a cost of $2.9 billion, or $88.59 per share, under this new repurchase program. During 2012, 2011 and 2010, PMI repurchased $6.5 billion, $5.4 billion and $5.0 billion, respectively, of its common stock.

At December 31, 2012, 39,781,077 shares of common stock were reserved for stock options and other stock awards under PMI's stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 9.

Stock Plans:

- **Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors:** In May 2012, PMI's stockholders approved the Philip Morris International Inc. 2012 Performance Incentive Plan (the "2012 Plan"). The 2012 Plan replaced the 2008 Performance Incentive Plan (the "2008 Plan") and, as a result, there will be no additional grants under the 2008 Plan. Under the 2012 Plan, PMI may grant to eligible employees restricted stock, restricted stock units and deferred stock units, performance-based cash incentive awards and performance-based equity awards. While the 2008 Plan authorized incentive stock options, non-qualified stock options and stock appreciation rights, the 2012 Plan does not authorize any stock options or stock appreciation rights. Up to 30 million shares of PMI's common stock may be issued under the 2012 Plan. At December 31, 2012, shares available for grant under the 2012 Plan were 29,994,920.

In 2008, PMI adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the "Non-Employee Directors Plan"). A non-employee director is defined as a member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1 million shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2012, shares available for grant under the plan were 798,801.

Restricted and Deferred Stock Awards

PMI may grant restricted stock and deferred stock awards to eligible employees; recipients may not sell, assign, pledge or otherwise encumber such shares or awards. Such shares or awards are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date. Shares of restricted stock carry voting and dividend rights. Deferred stock awards carry no such rights, although they do earn dividend equivalents.

During 2012, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2012	**10,437,888**	**$48.67**
Granted	**3,245,500**	**79.59**
Vested	**(3,744,454)**	**39.65**
Forfeited	**(454,069)**	**56.08**
Balance at December 31, 2012	**9,484,865**	**$62.44**

The weighted-average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2012, 2011 and 2010, was $258 million, $229 million and $169 million, or $79.59, $59.44 and $47.54 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for the restricted and deferred stock awards of $242 million, $162 million and $127 million for the years ended December 31, 2012, 2011 and 2010, respectively. During the first quarter of 2012, compensation expense included approximately $27 million of accelerated expense primarily associated with employees approaching or reaching certain age milestones that accelerate the vesting. As of December 31, 2012, PMI had $221 million of total unrecognized compensation cost related to non-vested restricted and deferred stock awards. These costs are expected to be recognized over a weighted-average period of 2 years, subject to earlier vesting on death or disability or normal retirement, or separation from employment by mutual agreement after reaching age 58.

During the year ended December 31, 2012, 3.7 million shares of PMI restricted and deferred stock awards vested. The grant date fair value of all the vested shares was approximately $148 million. The total fair value of the awards that vested in 2012 was approximately $298 million.

During the year ended December 31, 2011, 1.8 million shares of PMI restricted and deferred stock awards vested. The grant date fair value of all the vested shares was approximately $84 million. The total fair value of the awards that vested in 2011 was approximately $107 million.

During the year ended December 31, 2010, 2.0 million shares of PMI restricted stock and deferred stock awards vested. Of this amount, 1.4 million shares went to PMI employees, and the remainder went to Altria employees who held PMI stock awards as a result of the spin-off. The grant date fair value of all the vested shares was approximately $123 million. The total fair value of the awards that vested in 2010 was approximately the same as the grant date fair value. The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008, reflects the historical market price of Altria stock at date of grant and was not adjusted to reflect the spin-off.

Stock Option Awards

At December 31, 2012, PMI shares subject to option that remain under the 2008 Plan were as follows:

	Shares Subject to Option	Weighted-Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2012	**63,944**	**$27.07**		
Options exercised	**(27,133)**	**28.35**		
Options cancelled	—	—		
Balance/Exercisable at December 31, 2012	**36,811**	**$26.13**	**1 year**	**$2 million**

For the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of PMI stock options exercised was $2 million, $129 million and $292 million, respectively.

Note 10.

Earnings per Share:

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore are included in PMI's earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share ("EPS") were calculated using the following:

(in millions)	For the Years Ended December 31, 2012	2011	2010
Net earnings attributable to PMI	**$8,800**	$8,591	$7,259
Less distributed and undistributed earnings attributable to share-based payment awards	**48**	49	33
Net earnings for basic and diluted EPS	**$8,752**	$8,542	$7,226
Weighted-average shares for basic EPS	**1,692**	1,761	1,839
Plus incremental shares from assumed conversions:			
Stock options	—	1	3
Weighted-average shares for diluted EPS	**1,692**	1,762	1,842

For the 2012, 2011 and 2010 computations, there were no antidilutive stock options.

Note 11.

Income Taxes:

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Earnings before income taxes	**$12,987**	$12,532	$10,324
Provision for income taxes:			
United States federal:			
Current	**$ 226**	$ 270	$ 157
Deferred	**(61)**	118	145
	165	388	302
State and local	**—**	—	1
Total United States	**165**	388	303
Outside United States:			
Current	**3,855**	3,368	2,567
Deferred	**(187)**	(103)	(44)
Total outside United States	**3,668**	3,265	2,523
Total provision for income taxes	**$ 3,833**	$ 3,653	$ 2,826

United States income tax is primarily attributable to repatriation costs.

At December 31, 2012, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $18 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. These earnings have been or will be invested to support the growth of PMI's international business. Further, PMI does not foresee a need to repatriate these earnings to the U.S. since its U.S. cash requirements are supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Repatriation of earnings from foreign subsidiaries for which PMI has asserted that the earnings are permanently reinvested would result in additional U.S. income and foreign withholding taxes. The determination of the amount of deferred tax related to these earnings is not practicable.

On March 28, 2008, PMI entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Altria. The Tax Sharing Agreement generally governs PMI's and Altria's respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the spin-off of PMI by Altria. With respect to any potential tax resulting from the spin-off of PMI by Altria, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner that resulted in the tax.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2012	2011	2010
Balance at January 1,	**$ 104**	$ 95	$ 174
Additions based on tax positions related to the current year	**9**	17	18
Additions for tax positions of previous years	**309**	8	35
Reductions for tax positions of prior years	**(1)**	(8)	(125)
Reductions due to lapse of statute of limitations	**—**	(7)	(1)
Settlements	**(297)**	—	(6)
Other	**—**	(1)	—
Balance at December 31,	**$ 124**	$104	$ 95

During 2012, PMI recorded additions to the unrecognized tax benefits liability for tax positions of previous years of $309 million. Included in this amount is $287 million which is related to the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004–2006. The settlement with the IRS resulted in a reduction of the unrecognized tax benefits liability of $296 million in the same period (reflected in the $297 million of settlements in the table above). After consideration of the impact of the settlement on repatriation costs for subsequent tax years as well as interest costs, the net impact on the 2012 effective tax rate was $79 million, as noted below.

Unrecognized tax benefits and PMI's liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2012	December 31, 2011	December 31, 2010
Unrecognized tax benefits	**$124**	$104	$ 95
Accrued interest and penalties	**37**	28	30
Tax credits and other indirect benefits	**(72)**	(55)	(58)
Liability for tax contingencies	**$ 89**	$ 77	$ 67

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $50 million at December 31, 2012. The remainder, if recognized, would principally affect deferred taxes.

For the years ended December 31, 2012, 2011 and 2010, PMI recognized (expense) income in its consolidated statements of earnings of $(65) million, less than $1 million and $17 million, respectively, related to interest and penalties.

PMI is regularly examined by tax authorities around the world and is currently under examination in a number of jurisdictions. The U.S. federal statute of limitations remains open for the years 2007 and onward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2007 onward), Indonesia (2007 onward), Russia (2010 onward) and Switzerland (2011 onward).

It is reasonably possible that within the next twelve months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible change cannot be made at this time.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) resulting from:			
Foreign rate differences	**(11.8)**	(12.5)	(10.0)
Dividend repatriation cost	**6.0**	6.5	3.5
Reversal of tax reserves no longer required	**—**	—	(1.4)
Other	**0.3**	0.1	0.3
Effective tax rate	**29.5%**	29.1%	27.4%

The 2012 effective tax rate increased 0.4 percentage points to 29.5%. The 2012 effective tax rate was unfavorably impacted by an additional income tax provision of $79 million following the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004–2006, partially offset by a $40 million benefit from a tax accounting method change in Germany. Prior to March 28, 2008, PMI was a wholly owned subsidiary of Altria.

The 2011 effective tax rate increased 1.7 percentage points to 29.1%. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million).

The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million).

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

(in millions)	At December 31, 2012	2011
Deferred income tax assets:		
Accrued postretirement and postemployment benefits	**$ 279**	$ 223
Accrued pension costs	**262**	193
Inventory	**135**	76
Accrued liabilities	**150**	145
Foreign exchange	**52**	—
Other	**139**	110
Total deferred income tax assets	**1,017**	747
Deferred income tax liabilities:		
Trade names	**(816)**	(818)
Property, plant and equipment	**(320)**	(323)
Unremitted earnings	**(845)**	(897)
Foreign exchange	**—**	(31)
Total deferred income tax liabilities	**(1,981)**	(2,069)
Net deferred income tax liabilities	**$ (964)**	$(1,322)

Note 12.

Segment Reporting:

PMI's subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI's reportable segments are European Union; Eastern Europe, Middle East & Africa; Asia, and Latin America & Canada. PMI records net revenues and operating companies income to its segments based upon the geographic area in which the customer resides.

PMI's management evaluates segment performance and allocates resources based on operating companies income, which PMI defines as operating income before general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed; accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI's chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 3. *Goodwill and Other Intangible Assets, net*. The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies*.

Segment data were as follows:

(in millions)	For the Years Ended December 31, 2012	2011	2010
Net revenues:			
European Union	**$27,338**	$29,768	$28,050
Eastern Europe, Middle East & Africa	**19,272**	17,452	15,928
Asia	**21,071**	19,590	15,235
Latin America & Canada	**9,712**	9,536	8,500
Net revenues(1)	**$77,393**	$76,346	$67,713
Earnings before income taxes:			
Operating companies income:			
European Union	**$ 4,187**	$ 4,560	$ 4,311
Eastern Europe, Middle East & Africa	**3,726**	3,229	3,152
Asia	**5,197**	4,836	3,049
Latin America & Canada	**1,043**	988	953
Amortization of intangibles	**(97)**	(98)	(88)
General corporate expenses	**(210)**	(183)	(177)
Operating income	**13,846**	13,332	11,200
Interest expense, net	**(859)**	(800)	(876)
Earnings before income taxes	**$12,987**	$12,532	$10,324

(1) Total net revenues attributable to customers located in Germany, PMI's largest market in terms of net revenues, were $7.7 billion, $8.1 billion and $7.5 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

(in millions)	2012	2011	2010
	For the Years Ended December 31,		
Depreciation expense:			
European Union	**$ 181**	$ 210	$ 212
Eastern Europe, Middle East & Africa	**211**	227	215
Asia	**315**	358	332
Latin America & Canada	**84**	90	75
	791	885	834
Other	**10**	10	10
Total depreciation expense	**$ 801**	$ 895	$ 844
Capital expenditures:			
European Union	**$ 391**	$ 382	$ 329
Eastern Europe, Middle East & Africa	**197**	133	102
Asia	**277**	208	161
Latin America & Canada	**127**	140	120
	992	863	712
Other	**64**	34	1
Total capital expenditures	**$1,056**	$ 897	$ 713

(in millions)	2012	2011	2010
	At December 31,		
Long-lived assets:			
European Union	**$3,066**	$2,938	$3,226
Eastern Europe, Middle East & Africa	**1,215**	1,094	1,158
Asia	**1,831**	1,687	1,765
Latin America & Canada	**735**	706	663
	6,847	6,425	6,812
Other	**139**	146	195
Total long-lived assets	**$6,986**	$6,571	$7,007

Long-lived assets consist of non-current assets other than goodwill; other intangible assets, net, and deferred tax assets. PMI's largest market in terms of long-lived assets is Switzerland. Total long-lived assets located in Switzerland, which is reflected in the European Union segment above, were $1.1 billion, $1.0 billion and $1.0 billion at December 31, 2012, 2011 and 2010, respectively.

Items affecting the comparability of results from operations were as follows:

- ***Asset Impairment and Exit Costs*** — See Note 5. *Asset Impairment and Exit Costs* for a breakdown of asset impairment and exit costs by segment.
- ***Acquisitions and Other Business Arrangements*** — For further details, see Note 6. *Acquisitions and Other Business Arrangements*.

Note 13.

Benefit Plans:

Pension coverage for employees of PMI's subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, PMI provides health care and other benefits to substantially all U.S. retired employees and certain non-U.S. retired employees. In general, health care benefits for non-U.S. retired employees are covered through local government plans.

- ***Pension Plans***

Obligations and Funded Status

The benefit obligations, plan assets and funded status of PMI's pension plans at December 31, 2012 and 2011, were as follows:

(in millions)	U.S. Plans 2012	U.S. Plans 2011	Non-U.S. Plans 2012	Non-U.S. Plans 2011
Benefit obligation at January 1,	**$352**	$321	**$ 5,625**	$4,932
Service cost	**6**	5	**189**	178
Interest cost	**16**	16	**189**	205
Benefits paid	**(16)**	(21)	**(160)**	(208)
Termination, settlement and curtailment			**(8)**	(4)
Assumption changes	**28**	44	**1,176**	510
Actuarial (gains) losses	**(3)**	(13)	**41**	6
Currency			**167**	(52)
Other			**43**	58
Benefit obligation at December 31,	**383**	352	**7,262**	5,625
Fair value of plan assets at January 1,	**269**	251	**4,778**	4,623
Actual return on plan assets	**27**	9	**625**	(162)
Employer contributions	**4**	30	**203**	505
Employee contributions			**47**	43
Benefits paid	**(16)**	(21)	**(160)**	(208)
Termination, settlement and curtailment			**(5)**	
Currency			**139**	(23)
Fair value of plan assets at December 31,	**284**	269	**5,627**	4,778
Net pension liability recognized at December 31,	**$ (99)**	$ (83)	**$(1,635)**	$ (847)

At December 31, 2012 and 2011, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $1,734 million and $930 million, respectively. These amounts were recognized in PMI's consolidated balance sheets at December 31, 2012 and 2011, as follows:

(in millions)	2012	2011
Other assets	**$ 29**	$ 40
Accrued liabilities—employment costs	**(22)**	(23)
Long-term employment costs	**(1,741)**	(947)
	$(1,734)	$(930)

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $354 million and $323 million at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for non-U.S. pension plans was $6,469 million and $5,042 million at December 31, 2012 and 2011, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were $86 million and $78 million, respectively, as of December 31, 2012. The projected benefit obligation and accumulated benefit obligation were $76 million and $66 million, respectively, as of December 31, 2011. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $6,786 million, $6,058 million, and $5,162 million, respectively, as of December 31, 2012, and $3,785 million, $3,343 million, and $2,973 million, respectively, as of December 31, 2011.

The following weighted-average assumptions were used to determine PMI's benefit obligations at December 31:

	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Discount rate	**4.05%**	4.50%	**2.38%**	3.40%
Rate of compensation increase	**3.50**	3.50	**2.61**	2.66

The discount rate for PMI's U.S. plans is based on an index of high-quality corporate bonds with durations that match the benefit obligations. The discount rate for PMI's non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2012, 2011 and 2010:

	U.S. Plans			Non-U.S. Plans		
(in millions)	2012	2011	2010	2012	2011	2010
Service cost	**$ 6**	$ 5	$ 6	**$ 189**	$ 178	$ 160
Interest cost	**16**	16	18	**189**	205	189
Expected return on plan assets	**(15)**	(15)	(16)	**(320)**	(323)	(283)
Amortization:						
Net losses	**9**	5	5	**120**	58	39
Prior service cost	**1**	1	1	**9**	8	9
Net transition obligation	**—**	—	—	**1**	1	—
Termination, settlement and curtailment	**2**	2	1	**—**	1	(6)
Net periodic pension cost	**$ 19**	$ 14	$ 15	**$ 188**	$ 128	$ 108

Termination, settlement and curtailment charges were due primarily to early retirement programs.

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2013 are $212 million and $10 million, respectively.

The following weighted-average assumptions were used to determine PMI's net pension cost:

	U.S. Plans			Non-U.S. Plans		
	2012	2011	2010	2012	2011	2010
Discount rate	**4.50%**	5.40%	5.90%	**3.40%**	4.00%	4.33%
Expected rate of return on plan assets	**5.70**	6.25	7.20	**6.21**	6.21	6.69
Rate of compensation increase	**3.50**	3.50	4.50	**2.66**	2.90	3.21

PMI's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $66 million, $61 million and $53 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Plan Assets

PMI's investment strategy for U.S. and non-U.S. plans is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the target allocation of PMI's plan assets is broadly characterized as approximately a 60%/40% split between equity and debt securities. The strategy primarily utilizes indexed U.S. equity securities, international equity securities and investment-grade debt securities. PMI's plans have no investments in hedge funds, private equity or derivatives. PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes once a year or as PMI's contributions and benefit payments are made.

The fair value of PMI's pension plan assets at December 31, 2012 and 2011, by asset category was as follows:

Asset Category (in millions)	At December 31, 2012	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	**$ 420**	**$ 420**	**$ —**	**$—**
Equity securities:				
U.S. securities	**106**	**106**	**—**	**—**
International securities	**1,129**	**1,129**	**—**	**—**
Investment funds[a][b]	**3,805**	**2,313**	**1,492**	**—**
International government bonds	**411**	**411**	**—**	**—**
Corporate bonds	**3**	**3**	**—**	**—**
Other	**37**	**37**	**—**	**—**
Total	**$5,911**	**$4,419**	**$1,492**	**$—**

(a) Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI—Europe, Switzerland, North America, Asia Pacific, Japan; Russell 3000; S&P 500 for equities, and Citigroup EMU and Barclays Capital U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 60% are invested in U.S. and international equities; 24% are invested in U.S. and international government bonds; 9% are invested in corporate bonds, and 7% are invested in real estate and other money markets.

(b) Mutual funds in the amount of $1,363 million were transferred from Level 2 to Level 1 because they are actively traded on a daily basis.

Asset Category (in millions)	At December 31, 2011	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 11	$ 11	$ —	$—
Equity securities:				
U.S. securities	89	89	—	—
International securities	894	894	—	—
Investment funds[c]	3,704	826	2,878	—
International government bonds	314	314	—	—
Corporate bonds	2	2	—	—
Other	33	32	1	—
Total	$5,047	$2,168	$2,879	$—

(c) Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI—Europe, Switzerland, North America, Asia Pacific, Japan; Russell 3000; S&P 500 for equities, and Citigroup EMU, Citigroup Switzerland and Barclays Capital U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 53% are invested in U.S. and international equities; 34% are invested in U.S. and international government bonds; 7% are invested in corporate bonds, and 6% are invested in real estate and other money markets.

See Note 16. *Fair Value Measurements* for a discussion of the fair value of pension plan assets.

PMI makes, and plans to make, contributions, to the extent that they are tax deductible and to meet specific funding requirements of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions of approximately $220 million in 2013 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2012, are as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2013	$ 14	$ 210
2014	45	219
2015	17	229
2016	18	241
2017	19	250
2018–2022	103	1,470

- ***Postretirement Benefit Plans***

Net postretirement health care costs consisted of the following for the years ended December 31, 2012, 2011 and 2010:

	U.S. Plans			Non-U.S. Plans		
(in millions)	2012	2011	2010	2012	2011	2010
Service cost	**$2**	$2	$2	**$2**	$2	$2
Interest cost	**5**	5	5	**5**	5	5
Amortization:						
Net losses	**2**	1	1	**1**	1	—
Net postretirement health care costs	**$9**	$8	$8	**$8**	$8	$7

The following weighted-average assumptions were used to determine PMI's net postretirement costs for the years ended December 31, 2012, 2011 and 2010:

	U.S. Plans			Non-U.S. Plans		
	2012	2011	2010	2012	2011	2010
Discount rate	**4.50%**	5.40%	5.90%	**5.45%**	5.14%	5.99%
Health care cost trend rate	**7.50**	8.00	7.50	**6.55**	6.29	7.14

PMI's postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2012 and 2011, were as follows:

	U.S. Plans		Non-U.S. Plans	
(in millions)	2012	2011	2012	2011
Accumulated postretirement benefit obligation at January 1,	**$115**	$ 98	**$ 96**	$99
Service cost	**2**	2	**2**	2
Interest cost	**5**	5	**5**	5
Benefits paid	**(4)**	(4)	**(5)**	(5)
Assumption changes	**10**	11	**11**	(1)
Actuarial losses (gains)	**4**	3	**6**	(2)
Plan changes	**—**	—	**(3)**	—
Currency	**—**	—	**1**	(2)
Accumulated postretirement benefit obligation at December 31,	**$132**	$115	**$113**	$96

The current portion of PMI's accrued postretirement health care costs of $11 million at December 31, 2012 and $10 million at December 31, 2011, is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI's postretirement benefit obligations at December 31, 2012 and 2011:

	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Discount rate	**4.05%**	4.50%	**4.59%**	5.45%
Health care cost trend rate assumed for next year	**7.50**	7.50	**6.46**	6.55
Ultimate trend rate	**5.00**	5.00	**4.88**	4.77
Year that rate reaches the ultimate trend rate	**2018**	2017	**2029**	2029

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2012:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	**19.9%**	**(15.3)%**
Effect on postretirement benefit obligation	**15.1**	**(12.1)**

PMI's estimated future benefit payments for its postretirement health care plans at December 31, 2012, are as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2013	$ 5	$ 6
2014	5	5
2015	6	5
2016	6	5
2017	6	5
2018–2022	33	28

• ***Postemployment Benefit Plans***

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,		
(in millions)	2012	2011	2010
Service cost	**$ 30**	$ 28	$ 26
Interest cost	**22**	22	24
Amortization of net loss	**53**	39	39
Other expense	**75**	106	54
Net postemployment costs	**$180**	$195	$143

During 2012, 2011 and 2010, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive losses into net postemployment costs during 2013 is approximately $59 million.

The changes in the benefit obligations of the plans at December 31, 2012 and 2011, were as follows:

(in millions)	2012	2011
Accrued postemployment costs at January 1,	**$ 619**	$ 574
Service cost	**30**	28
Interest cost	**22**	22
Benefits paid	**(196)**	(223)
Actuarial losses	**129**	118
Other	**78**	100
Accrued postemployment costs at December 31,	**$ 682**	$ 619

The accrued postemployment costs were determined using a weighted-average discount rate of 4.4% and 6.8% in 2012 and 2011, respectively; an assumed ultimate annual weighted-average turnover rate of 2.1% and 2.5% in 2012 and 2011, respectively; assumed compensation cost increases of 3.9% in 2012 and 3.0% in 2011 and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs shown above are presented net of the related assets of $28 million and $24 million at December 31, 2012 and 2011, respectively. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

- ***Comprehensive Earnings (Losses)***

The amounts recorded in accumulated other comprehensive losses at December 31, 2012, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	**$(3,199)**	**$(82)**	**$(612)**	**$(3,893)**
Prior service cost	**(60)**	**7**	**—**	**(53)**
Net transition obligation	**(7)**	**—**	**—**	**(7)**
Deferred income taxes	**377**	**26**	**185**	**588**
Losses to be amortized	**$(2,889)**	**$(49)**	**$(427)**	**$(3,365)**

The amounts recorded in accumulated other comprehensive losses at December 31, 2011, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	$(2,401)	$(54)	$(536)	$(2,991)
Prior service cost	(70)	3	—	(67)
Net transition obligation	(8)	—	—	(8)
Deferred income taxes	299	19	163	481
Losses to be amortized	$(2,180)	$(32)	$(373)	$(2,585)

The amounts recorded in accumulated other comprehensive losses at December 31, 2010, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	$(1,425)	$(46)	$(468)	$(1,939)
Prior service cost	(62)	4	—	(58)
Net transition obligation	(9)	—	—	(9)
Deferred income taxes	199	15	142	356
Losses to be amortized	$(1,297)	$(27)	$(326)	$(1,650)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2012, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	**$ 129**	**$ 3**	**$ 53**	**$ 185**
Prior service cost	**10**	**—**	**—**	**10**
Net transition obligation	**1**	**—**	**—**	**1**
Other income/expense:				
Net losses	**4**	**—**	**—**	**4**
Deferred income taxes	**(20)**	**(1)**	**(16)**	**(37)**
	124	**2**	**37**	**163**
Other movements during the year:				
Net losses	**(931)**	**(31)**	**(129)**	**(1,091)**
Prior service cost	**—**	**4**	**—**	**4**
Deferred income taxes	**98**	**8**	**38**	**144**
	(833)	**(19)**	**(91)**	**(943)**
Total movements in other comprehensive losses	**$(709)**	**$(17)**	**$ (54)**	**$ (780)**

The movements in other comprehensive earnings (losses) during the year ended December 31, 2011, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 63	$ 3	$ 39	$ 105
Prior service cost	9	(1)	—	8
Net transition obligation	1	—	—	1
Other income/expense:				
Net losses	3	—	—	3
Deferred income taxes	(10)	(1)	(12)	(23)
	66	1	27	94
Other movements during the year:				
Net losses	(1,042)	(11)	(107)	(1,160)
Prior service cost	(17)	—	—	(17)
Deferred income taxes	110	5	33	148
	(949)	(6)	(74)	(1,029)
Total movements in other comprehensive losses	$ (883)	$ (5)	$ (47)	$ (935)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2010, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 44	$ 1	$ 39	$ 84
Prior service cost	10	—	—	10
Other income/expense:				
Net gains	(1)	—	—	(1)
Prior service cost	3	—	—	3
Deferred income taxes	(8)	—	(12)	(20)
	48	1	27	76
Other movements during the year:				
Net losses	(294)	(20)	(44)	(358)
Prior service cost	(3)	—	—	(3)
Deferred income taxes	23	6	14	43
	(274)	(14)	(30)	(318)
Total movements in other comprehensive losses	$(226)	$(13)	$ (3)	$(242)

Note 14.

Additional Information:

(in millions)	For the Years Ended December 31, 2012	2011	2010
Research and development expense	**$ 415**	$ 413	$391
Advertising expense	**$ 483**	$ 464	$402
Interest expense	**$1,007**	$ 934	$974
Interest income	**(148)**	(134)	(98)
Interest expense, net	**$ 859**	$ 800	$876
Rent expense	**$ 318**	$ 308	$278

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2012, were as follows:

(in millions)	
2013	$218
2014	157
2015	104
2016	80
2017	66
Thereafter	226
	$851

Note 15.

Financial Instruments:

• **Overview:** PMI operates in markets outside of the United States of America, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage foreign currency exposure. Derivative financial instruments are used by PMI principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings. PMI reports its net transaction gains or losses in marketing, administration and research costs on the consolidated statements of earnings.

PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps, foreign currency collars and foreign currency options, collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2012 and 2011, PMI had contracts with aggregate notional amounts of $13.7 billion and $13.1 billion, respectively. Of the $13.7 billion aggregate notional amount at December 31, 2012, $2.7 billion related to cash flow hedges, $1.1 billion related to hedges of net investments in foreign operations, and $9.9 billion related to other derivatives that primarily offset currency exposures on intercompany financing. Of the $13.1 billion aggregate notional amount at December 31, 2011, $3.4 billion related to cash flow hedges, and $9.7 billion related to other derivatives that primarily offset currency exposures on intercompany financing.

The fair value of PMI's foreign exchange contracts included in the consolidated balance sheet as of December 31, 2012 and 2011, were as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet	Fair Value		Balance Sheet	Fair Value	
(in millions)	Classification	2012	2011	Classification	2012	2011
Foreign exchange contracts designated as hedging instruments	Other current assets	**$146**	$ 57	Other accrued liabilities	**$ 8**	$ 4
Foreign exchange contracts not designated as hedging instruments	Other current assets	**14**	88	Other accrued liabilities	**47**	62
Total derivatives		**$160**	$145		**$55**	$66

Hedging activities, which represent movement in derivatives as well as the respective underlying transactions, had the following effect on PMI's consolidated statements of earnings and comprehensive earnings:

	For the Year Ended December 31, 2012				
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)					
Statement of Earnings:					
Net revenues	**$ 66**		**$ —**		**$ 66**
Cost of sales	**19**		**—**		**19**
Marketing, administration and research costs	**—**		**—**		**—**
Operating income	**85**		**—**		**85**
Interest expense, net	**(60)**		**14**		**(46)**
Earnings before income taxes	**25**		**14**		**39**
Provision for income taxes	**(3)**		**1**		**(2)**
Net earnings attributable to PMI	**$ 22**		**$ 15**		**$ 37**
Other Comprehensive Earnings/(Losses):					
Gains transferred to earnings	**$ (25)**			**$ 3**	**$(22)**
Recognized gains	**113**			**(14)**	**99**
Net impact on equity	**$ 88**			**$(11)**	**$ 77**
Currency translation adjustments		**$(19)**		**$ 5**	**$(14)**

	For the Year Ended December 31, 2011				
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)					
Statement of Earnings:					
Net revenues	$ (17)		$ —		$(17)
Cost of sales	34		—		34
Marketing, administration and research costs	—		—		—
Operating income	17		—		17
Interest expense, net	(37)		56		19
Earnings before income taxes	(20)		56		36
Provision for income taxes	2		(13)		(11)
Net earnings attributable to PMI	$ (18)		$ 43		$ 25
Other Comprehensive Earnings/(Losses):					
Losses transferred to earnings	$ 20			$ (2)	$ 18
Recognized losses	(4)			(1)	(5)
Net impact on equity	$ 16			$ (3)	$ 13
Currency translation adjustments		$ 2			$ 2

(in millions)	For the Year Ended December 31, 2010 Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)					
Statement of Earnings:					
Net revenues	$ 24		$ —		$ 24
Cost of sales	(14)		—		(14)
Marketing, administration and research costs	3		(3)		—
Operating income	13		(3)		10
Interest expense, net	(49)		10		(39)
Earnings before income taxes	(36)		7		(29)
Provision for income taxes	3		(1)		2
Net earnings attributable to PMI	$(33)		$ 6		$(27)
Other Comprehensive Earnings/(Losses):					
Losses transferred to earnings	$ 36			$ (3)	$ 33
Recognized losses	(56)			6	(50)
Net impact on equity	$(20)			$ 3	$(17)
Currency translation adjustments	$ (2)	$24		$(10)	$ 12

Each type of hedging activity is described in greater detail below.

• **Cash Flow Hedges:** PMI has entered into foreign exchange contracts to hedge foreign currency exchange risk related to certain forecasted transactions. The effective portion of gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive losses until the underlying hedged transactions are reported in PMI's consolidated statements of earnings. During the years ended December 31, 2012, 2011 and 2010, ineffectiveness related to cash flow hedges was not material. As of December 31, 2012, PMI has hedged forecasted transactions for periods not exceeding the next twelve months. The impact of these hedges is included in operating cash flows on PMI's consolidated statement of cash flows.

For the years ended December 31, 2012, 2011 and 2010, foreign exchange contracts that were designated as cash flow hedging instruments impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions) Derivatives in Cash Flow Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings/ (Losses) into Earnings	For the Years Ended December 31, Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/ (Losses) into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings/ (Losses) on Derivatives		
		2012	2011	2010	2012	2011	2010
Foreign exchange contracts					**$113**	$(4)	$(56)
	Net revenues	**$ 66**	$(17)	$ 24			
	Cost of sales	**19**	34	(14)			
	Marketing, administration and research costs	**—**	—	3			
	Interest expense, net	**(60)**	(37)	(49)			
Total		**$ 25**	$(20)	$(36)	**$113**	$(4)	$(56)

• **Hedges of Net Investments in Foreign Operations:** PMI designates certain foreign currency denominated debt and foreign exchange contracts as net investment hedges of its foreign operations. For the years ended December 31, 2012, 2011 and 2010, these hedges of net investments resulted in gains (losses), net of income taxes, of $(95) million, $(37) million and $315 million, respectively. These gains (losses) were reported as a component of accumulated other comprehensive losses within currency translation adjustments. For the years ended December 31, 2012, 2011 and 2010, ineffectiveness related to net investment hedges was not material. Other investing cash flows on PMI's consolidated statements of cash flows include the premiums paid for and settlements of net investment hedges.

For the years ended December 31, 2012, 2011 and 2010, foreign exchange contracts that were designated as net investment hedging instruments impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions)		For the Years Ended December 31,					
Derivatives in Net Investment Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings/ (Losses) into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/ (Losses) into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings/ (Losses) on Derivatives		
		2012	2011	2010	2012	2011	2010
Foreign exchange contracts					**$(19)**	$2	$24
	Interest expense, net	**$—**	$—	$—			

• Other Derivatives: PMI has entered into foreign exchange contracts to hedge the foreign currency exchange risks related to intercompany loans between certain subsidiaries, and third-party loans. While effective as economic hedges, no hedge accounting is applied for these contracts; therefore, the unrealized gains (losses) relating to these contracts are reported in PMI's consolidated statement of earnings. For the years ended December 31, 2012, 2011 and 2010, the gains (losses) from contracts for which PMI did not apply hedge accounting were $102 million, $34 million and $(97) million, respectively. The gains (losses) from these contracts substantially offset the losses and gains generated by the underlying intercompany and third-party loans being hedged.

As a result, for the years ended December 31, 2012, 2011 and 2010, these items impacted the consolidated statement of earnings as follows:

(pre-tax, in millions) Derivatives not Designated as Hedging Instruments	Statement of Earnings Classification of Gain/(Loss)	Amount of Gain/(Loss) Recognized in Earnings		
		2012	2011	2010
Foreign exchange contracts	Marketing, administration and research costs	**$—**	$—	$ (3)
	Interest expense, net	**14**	56	10
Total		**$14**	$56	$ 7

• Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Losses: Derivative gains or losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive losses, net of income taxes, as follows:

	For the Years Ended December 31,		
(in millions)	2012	2011	2010
Gain as of January 1,	**$ 15**	$ 2	$ 19
Derivative (gains)/losses transferred to earnings	**(22)**	18	33
Change in fair value	**99**	(5)	(50)
Gain as of December 31,	**$ 92**	$15	$ 2

At December 31, 2012, PMI expects $90 million of derivative gains that are included in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next twelve months. These gains are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.

• Contingent Features: PMI's derivative instruments do not contain contingent features.

• Credit Exposure and Credit Risk: PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting and continuously monitoring a diverse group of major international banks and financial institutions as counterparties.

• Fair Value: See Note 16. *Fair Value Measurements* for disclosures related to the fair value of PMI's derivative financial instruments.

Note 16.

Fair Value Measurements:

The authoritative guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of input that may be used to measure fair value, which are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

PMI's policy is to reflect transfers between hierarchy levels at the end of the reporting period.

• **Derivative Financial Instruments — Foreign Exchange Contracts:** PMI assesses the fair value of its derivative financial instruments, which consist of deliverable and non-deliverable foreign exchange forward contracts, foreign currency swaps, foreign currency collars and foreign currency options, using internally developed models that use, as their basis, readily observable market inputs. The fair value of PMI's foreign exchange forward contracts is determined by using the prevailing foreign exchange spot rates and interest rate differentials, and the respective maturity dates of the instruments. The fair value of PMI's currency options is determined by using a Black-Scholes methodology based on foreign exchange spot rates and interest rate differentials, currency volatilities and maturity dates. PMI's derivative financial instruments have been classified within Level 2 at December 31, 2012 and 2011. See Note 15. *Financial Instruments* for additional discussion on derivative financial instruments.

• **Pension Plan Assets:** The fair value of pension plan assets, determined by using readily available quoted market prices in active markets, has been classified within Level 1 of the fair value hierarchy at December 31, 2012 and 2011. The fair value of pension plan assets determined by using quoted prices in markets that are not active has been classified within Level 2 at December 31, 2012 and 2011. See Note 13. *Benefit Plans* for additional discussion on pension plan assets.

• **Debt:** The fair value of PMI's outstanding debt, which is utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. The aggregate carrying value of PMI's debt, excluding short-term borrowings and $37 million of capital lease obligations, was $20,383 million at December 31, 2012. The aggregate carrying value of PMI's debt, excluding short-term borrowings and $85 million of capital lease obligations, was $16,949 million at December 31, 2011.

The aggregate fair values of PMI's derivative financial instruments, pension plan assets and debt as of December 31, 2012 and 2011, were as follows:

(in millions)	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign exchange contracts	$ 160	$ —	$ 160	$—
Pension plan assets(a)	5,911	4,419	1,492	—
Total assets	$ 6,071	$ 4,419	$1,652	$—
Liabilities:				
Debt	$22,719	$22,316	$ 403	$—
Foreign exchange contracts	55	—	55	—
Total liabilities	$22,774	$22,316	$ 458	$—

(a) Mutual funds in the amount of $1,363 million were transferred from Level 2 to Level 1 because they are actively traded on a daily basis.

(in millions)	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign exchange contracts	$ 145	$ —	$ 145	$—
Pension plan assets	5,047	2,168	2,879	—
Total assets	$ 5,192	$ 2,168	$3,024	$—
Liabilities:				
Debt	$18,900	$18,458	$ 442	$—
Foreign exchange contracts	66	—	66	—
Total liabilities	$18,966	$18,458	$ 508	$—

Note 17.

Accumulated Other Comprehensive Losses:

PMI's accumulated other comprehensive losses, net of taxes, consisted of the following:

(Losses) Earnings (in millions)	At December 31, 2012	2011	2010
Currency translation adjustments	**$ (331)**	$ (293)	$ 507
Pension and other benefits	**(3,365)**	(2,585)	(1,650)
Derivatives accounted for as hedges	**92**	15	2
Equity securities	**—**	—	1
Total accumulated other comprehensive losses	**$(3,604)**	$(2,863)	$(1,140)

Note 18.

Colombian Investment and Cooperation Agreement:

On June 19, 2009, PMI announced that it had signed an agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogota, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The Investment and Cooperation Agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco. As a result of the Investment and Cooperation Agreement, PMI recorded a pre-tax charge of $135 million in the operating results of the Latin America & Canada segment during the second quarter of 2009.

At December 31, 2012 and 2011, PMI had $77 million and $79 million, respectively, of discounted liabilities associated with the Colombian Investment and Cooperation Agreement. These discounted liabilities are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2028.

Note 19.

RBH Legal Settlement:

On July 31, 2008, Rothmans Inc. ("Rothmans") announced the finalization of a CAD 550 million settlement (or approximately $540 million, based on the prevailing exchange rate at that time) between itself and Rothmans, Benson & Hedges Inc. ("RBH"), on the one hand, and the Government of Canada and all ten provinces, on the other hand. The settlement resolves the Royal Canadian Mounted Police's investigation relating to products exported from Canada by RBH during the 1989–1996 period. Rothmans' sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by PMI.

Subsequent to the finalization of the settlement, PMI announced that it had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans. In October 2008, PMI completed the acquisition of all of Rothmans shares.

At December 31, 2012 and 2011, PMI had $190 million and $212 million, respectively, of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2019.

Note 20.

E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission ("E.C.") and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI's market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI's annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $78 million, $86 million and $91 million were recorded in cost of sales in 2012, 2011 and 2010, respectively.

Note 21.

Contingencies:

• **Tobacco-Related Litigation:** Legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. Our indemnitees include distributors, licensees, and others that have been named as parties in certain cases and that we have agreed to defend, as well as to pay costs and some or all of judgments, if any, that may be entered against them. Pursuant to the terms of the Distribution Agreement between Altria and PMI, PMI will indemnify Altria and PM USA for tobacco product claims based in substantial part on products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for tobacco product claims based in substantial part on products manufactured by PM USA, excluding tobacco products contract manufactured for PMI.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Canada, Israel and Nigeria, range into the billions of U.S. dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

To date, we have paid total judgments, including costs, of approximately six thousand Euros in tobacco-related cases. These payments were made in order to appeal three Italian small claims cases, all of which were subsequently reversed on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2012, 2011 and 2010:

Type of Case	Number of Cases Pending as of December 31, 2012	Number of Cases Pending as of December 31, 2011	Number of Cases Pending as of December 31, 2010
Individual Smoking and Health Cases	**76**	75	94
Smoking and Health Class Actions	**11**	10	11
Health Care Cost Recovery Actions	**15**	11	10
Lights Class Actions	**2**	2	2
Individual Lights Cases (small claims court)	**7**	9	10
Public Civil Actions	**4**	3	7

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 387 Smoking and Health, Lights, Health Care Cost Recovery, and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees were a defendant have been terminated in our favor. Ten cases have had decisions in favor of plaintiffs. Seven of these cases have subsequently reached final resolution in our favor and three remain on appeal.

The table below lists the verdicts and post-trial developments in the three pending cases in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 2011	Brazil/*Laszlo*	Individual Smoking and Health	The Civil Court of São Vicente found for plaintiff and ordered Philip Morris Brasil to pay damages of R$31,333 (approximately $17,029), plus future costs for cessation and medical treatment of smoking-related diseases.	In June 2011, Philip Morris Brasil filed an appeal. In December 2011, the Appellate Court reversed the trial court decision. In February 2012, plaintiff appealed the decision. This appeal is still pending.
September 2009	Brazil/*Bernhardt*	Individual Smoking and Health	The Civil Court of Rio de Janeiro found for plaintiff and ordered Philip Morris Brasil to pay R$13,000 (approximately $7,065) in "moral damages."	Philip Morris Brasil filed its appeal against the decision on the merits with the Court of Appeals in November 2009. In February 2010, without addressing the merits, the Court of Appeals annulled the trial court's decision and remanded the case to the trial court to issue a new ruling, which was required to address certain compensatory damage claims made by the plaintiff that the trial court did not address in its original ruling. In July 2010, the trial court reinstated its original decision, while specifically rejecting the compensatory damages claim. Philip Morris Brasil appealed this decision. In March 2011, the Court of Appeals affirmed the trial court's decision and denied Philip Morris Brasil's appeal. The Court of Appeals increased the amount of damages awarded to the plaintiff to R$100,000 (approximately $54,348). Philip Morris Brasil filed an appeal in June 2011. This appeal is still pending.
February 2004	Brazil/*The Smoker Health Defense Association*	Class Action	The Civil Court of São Paulo found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling.	In April 2004, the court clarified its ruling, awarding "moral damages" of R$1,000 (approximately $540) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class was not estimated. Defendants appealed to the São Paulo Court of Appeals, which annulled the ruling in November 2008, finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In May 2011, the trial court dismissed the claim. Plaintiff has appealed. In addition, the defendants filed a constitutional appeal to the Federal Supreme Tribunal on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.

Pending claims related to tobacco products generally fall within the following categories:

• **Smoking and Health Litigation:** These cases primarily allege personal injury and are brought by individual plaintiffs or on behalf of a class or purported class of individual plaintiffs. Plaintiffs' allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statute of limitations.

As of December 31, 2012, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

- 76 cases brought by individual plaintiffs in Argentina (30), Brazil (29), Canada (2), Chile (4), Costa Rica (2), Greece (1), Italy (5), the Philippines (1), Scotland (1) and Turkey (1), compared with 75 such cases on December 31, 2011, and 94 cases on December 31, 2010; and

- 11 cases brought on behalf of classes of individual plaintiffs in Brazil (2) and Canada (9), compared with 10 such cases on December 31, 2011, and 11 such cases on December 31, 2010.

In the first class action pending in Brazil, *The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of São Paulo, Brazil*, filed July 25, 1995, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer organization, is seeking damages for smokers and former smokers and injunctive relief. The verdict and post-trial developments in this case are described in the above table.

In the second class action pending in Brazil, *Public Prosecutor of São Paulo v. Philip Morris Brasil Industria e Comercio Ltda., Civil Court of the City of São Paulo, Brazil*, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of São Paulo, is seeking (i) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (ii) unspecified damages on behalf of people exposed to environmental tobacco smoke ("ETS") nationwide, and their relatives; and (iii) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all Brazilian States and Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of São Paulo only. In December 2008, the Seventh Civil Court of São Paulo issued a decision declaring that it lacked jurisdiction because the case involved issues similar to the *ADESF* case discussed above and should be transferred to the Nineteenth Lower Civil Court in São Paulo where the *ADESF* case is pending. The court further stated that these cases should be consolidated for the purposes of judgment. In April 2010, the São Paulo Court of Appeals reversed the Seventh Civil Court's decision that consolidated the cases, finding that they are based on different legal claims and are progressing at different stages of proceedings. This case was returned to the Seventh Civil Court of São Paulo, and our subsidiary filed its closing arguments in December 2010. In March 2012, the trial court dismissed the case on the merits. This decision has been appealed.

In the first class action pending in Canada, *Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada*, filed in September 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. In February 2011, the trial court ruled that the federal government would remain as a third party in the case. In November 2012, the Court of Appeals dismissed defendants' third-party claims against the federal government. Trial began on March 12, 2012. At the present pace, trial is expected to last well into 2013 and possibly 2014, with a judgment to follow at an indeterminate point after the conclusion of the trial proceedings.

In the second class action pending in Canada, *Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada*, filed in November 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, are seeking compensatory and unspecified punitive damages for each member of the class who allegedly suffers from certain smoking-related diseases. The class was certified in 2005. In February 2011, the trial court ruled that the federal government will remain as a third party in the case. In November 2012, the Court of Appeals dismissed defendants' third-party claims against the federal government. Trial began on March 12, 2012. At the present pace, trial is expected to last well into 2013 and possibly 2014, with a judgment to follow at an indeterminate point after the conclusion of the trial proceedings.

In the third class action pending in Canada, *Kunta v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Winnipeg, Canada*, filed June 12, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease ("COPD"), severe asthma and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. In September 2009, plaintiff's counsel informed defendants that he did not anticipate taking any action in this case while he pursues the class action filed in Saskatchewan (see description of *Adams*, below).

In the fourth class action pending in Canada, *Adams v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Saskatchewan, Canada*, filed July 10, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, emphysema, heart disease, or cancer, as well as restitution of profits. Preliminary motions are pending.

In the fifth class action pending in Canada, *Semple v. Canadian Tobacco Manufacturers' Council, et al., The Supreme Court (trial court), Nova Scotia, Canada*, filed June 18, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. No activity in this case is anticipated while plaintiff's counsel pursues the class action filed in Saskatchewan (see description of *Adams*, above).

In the sixth class action pending in Canada, *Dorion v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Alberta, Canada*, filed June 15, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint. No activity in this case is anticipated while plaintiff's counsel pursues the class action filed in Saskatchewan (see description of *Adams*, above).

In the seventh class action pending in Canada, *McDermid v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and heart disease resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from heart disease allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of *Adams*, above).

In the eighth class action pending in Canada, *Bourassa v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, the heir to a deceased smoker, alleges that the decedent was addicted to tobacco products and suffered from emphysema resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from chronic respiratory diseases allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of *Adams*, above).

In the ninth class action pending in Canada, *Suzanne Jacklin v. Canadian Tobacco Manufacturers' Council, et al., Ontario Superior Court of Justice*, filed June 20, 2012, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, heart disease, or cancer, as well as restitution of profits. Plaintiff's counsel have indicated that they do not intend to take any action in this case in the near future.

• **Health Care Cost Recovery Litigation:** These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranties, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2012, there were 15 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Canada (9), Nigeria (5) and Spain (1), compared with 11 such cases on December 31, 2011, and 10 such cases on December 31, 2010.

In the first health care cost recovery case pending in Canada, *Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada*, filed January 24, 2001, we, our subsidiaries, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, resulting from a "tobacco related wrong." The Supreme Court of Canada has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge. Pre-trial discovery is ongoing.

In the second health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of New Brunswick v. Rothmans Inc., et al., Court of Queen's Bench of New Brunswick, Trial Court, New Brunswick, Fredericton, Canada*, filed March 13, 2008, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of New Brunswick based on legislation enacted in the province. This legislation is similar to the law introduced in British Columbia that authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Pre-trial discovery is ongoing.

In the third health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of Ontario v. Rothmans Inc., et al., Ontario Superior Court of Justice, Toronto, Canada*, filed September 29, 2009, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Ontario based on legislation enacted in the province. This legislation is similar to the laws introduced in British Columbia and New Brunswick that authorize the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the fourth health care cost recovery case filed in Canada, *Attorney General of Newfoundland and Labrador v. Rothmans Inc., et al., Supreme Court of Newfoundland and Labrador, St. Johns, Canada*, filed February 8, 2011, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Newfoundland and Labrador based on legislation enacted in the province that is similar to the laws introduced in British Columbia, New Brunswick and Ontario. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the fifth health care cost recovery case filed in Canada, *Attorney General of Quebec v. Imperial Tobacco Limited, et al., Superior Court of Quebec, Canada*, filed June 8, 2012, we, our subsidiary, our indemnitee (PM USA), and other members of the industry are defendants. The claim was filed by the government of the province of Quebec based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the sixth health care cost recovery case filed in Canada, *Her Majesty in Right of Alberta v. Altria Group, Inc., et al., Supreme Court of Queen's Bench Alberta, Canada*, filed June 8, 2012, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Alberta based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." We, our subsidiaries and our indemnitees have all been served with the statement of claim.

In the seventh health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of the Province of Manitoba v. Rothmans, Benson & Hedges, Inc., et al., The Queen's Bench, Winnipeg Judicial Centre, Canada*, filed May 31, 2012, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Manitoba based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the eighth health care cost recovery case filed in Canada, *The Government of Saskatchewan v. Rothmans, Benson & Hedges Inc., et al., Queen's Bench, Judicial Centre of Saskatchewan, Canada*, filed June 8, 2012, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Saskatchewan based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the ninth health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of the Province of Prince Edward Island v. Rothmans, Benson & Hedges Inc., et al., Supreme Court of Prince Edward Island (General Section), Canada*, filed September 10, 2012, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Prince Edward Island based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the first health care cost recovery case in Nigeria, *The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria*, filed March 13, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We are in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections. We currently have no employees, operations or assets in Nigeria.

In the second health care cost recovery case in Nigeria, *The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria*, filed May 9, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary is in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the third health care cost recovery case in Nigeria, *The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria*, filed October 17, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2011, the court ruled that the plaintiff had not complied with the procedural steps necessary to serve us. As a result of this ruling, Philip Morris International Inc. is not currently a defendant in the case. Plaintiff may appeal the ruling or follow the procedural steps required to serve Philip Morris International Inc.

In the fourth health care cost recovery case in Nigeria, *The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria*, filed May 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary challenged service as improper. In June 2010, the court ruled that plaintiffs did not have leave to serve the writ of summons on the defendants and that they must re-serve the writ. Our subsidiary has not yet been re-served.

In the fifth health care cost recovery case in Nigeria, *The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria*, filed February 26, 2008, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our subsidiary's service objections. Our subsidiary has appealed.

In a series of proceedings in Spain, *Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain*, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various alleged smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. In September 2007, the plaintiffs filed their complaint in the Administrative Court, which dismissed the claim based on a procedural issue in November 2007. In November 2009, the Supreme Court rejected plaintiffs' appeal, resulting in the final dismissal of the claim. However, plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. The Administrative Court has recognized our subsidiary as a party in this proceeding. Our subsidiary and other defendants filed preliminary objections that resulted in a stay of the term to file the answer. In May 2011, the court rejected the defendants' preliminary objections, but it has not yet set a deadline for defendants to file their answers.

• **Lights Cases:** These cases, brought by individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term "lights" constitutes fraudulent and misleading conduct. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs seek various forms of relief including restitution, injunctive relief, and compensatory and other damages. Defenses raised include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2012, there were a number of lights cases pending against our subsidiaries or indemnitees, as follows:

- 2 cases brought on behalf of overlapping classes of individual plaintiffs in Israel, compared with 2 such cases on December 31, 2011, and 2 such cases on December 31, 2010; and
- 7 cases brought by individuals in the equivalent of small claims courts in Italy, where the maximum damages are approximately one thousand Euros per case, compared with 9 such cases on December 31, 2011, and 10 such cases on December 31, 2010.

In the first class action pending in Israel, *El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel,* filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor "lights" into believing that lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of lights cigarettes and compensation for distress for each class member. Hearings took place in November and December 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties' briefing on class certification was completed in March 2011. In November 2012, the court denied class certification and dismissed the individual claims. Plaintiffs have appealed.

The claims in the second class action pending in Israel, *Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel*, filed December 5, 2004, against our indemnitee (our distributor) and other members of the industry are similar to those in *El-Roy*, and the case is currently stayed pending a ruling on class certification in *El-Roy*. The *El-Roy* trial court recently denied class certification (see description of *El-Roy*, above), but the *Navon* trial court has not yet taken any action.

• **Public Civil Actions:** Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

As of December 31, 2012, there were 4 public civil actions pending against our subsidiaries in Argentina (2), Brazil (1), and Venezuela (1), compared with 3 such cases on December 31, 2011, and 7 such cases on December 31, 2010.

In the first public civil action in Argentina, *Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Argentina*, filed February 26, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer in September 2007. In March 2010, the case file was transferred to the Federal Court on Administrative Matters after the Civil Court granted the plaintiff's request to add the national government as a co-plaintiff in the case.

In the second public civil action in Argentina, *Conciencia Ciudadana Mejorar Asociación Civil, et al.v. Massalin Particulares S.A., 4th Civil & Commercial Court of Zarate, Argentina*, filed September 20, 2012, our subsidiary is a defendant. Plaintiffs, a civil association and an individual, seek an order requiring our subsidiary to place information regarding tar, nicotine, and carbon monoxide yields on the packages of cigarettes in the Marlboro brand family. Plaintiffs also seek moral and punitive damages. Our subsidiary has been served with the complaint.

In the public civil action in Brazil, *The Brazilian Association for the Defense of Consumer Health ("SAUDECON") v. Philip Morris Brasil Industria e Comercio Ltda. and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil*, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment. Plaintiff requests that each defendant's liability be determined according to its market share. In May 2009, the trial court dismissed the case on the merits. Plaintiff has appealed.

In the public civil action in Venezuela, *Federation of Consumers and Users Associations ("FEVACU"), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court*, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens' right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their "sales or benefits" to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements. In December 2012, the court admitted our subsidiary and BAT's subsidiary as interested third parties.

• **Other Litigation:** We are also involved in other litigation arising in the ordinary course of our business. While the outcomes of these proceedings are uncertain, management does not expect that the ultimate outcomes of other litigation, including any reasonably possible losses in excess of current accruals, will have a material adverse effect on our consolidated results of operations, cash flows or financial position.

Note 22.

Quarterly Financial Data (Unaudited):

(in millions, except per share data)	2012 Quarters 1st	2nd	3rd	4th
Net revenues	**$18,022**	**$20,037**	**$19,592**	**$19,742**
Gross profit	**$ 5,006**	**$ 5,454**	**$ 5,336**	**$ 5,208**
Net earnings attributable to PMI	**$ 2,161**	**$ 2,317**	**$ 2,227**	**$ 2,095**
Per share data:				
Basic EPS	**$ 1.25**	**$ 1.36**	**$ 1.32**	**$ 1.25**
Diluted EPS	**$ 1.25**	**$ 1.36**	**$ 1.32**	**$ 1.25**
Dividends declared	**$ 0.77**	**$ 0.77**	**$ 0.85**	**$ 0.85**
Market price:				
—High	**$ 88.86**	**$ 91.05**	**$ 93.60**	**$ 94.13**
—Low	**$ 72.85**	**$ 81.10**	**$ 86.11**	**$ 82.10**

(in millions, except per share data)	2011 Quarters 1st	2nd	3rd	4th
Net revenues	$16,530	$20,234	$20,706	$18,876
Gross profit	$ 4,496	$ 5,429	$ 5,515	$ 4,979
Net earnings attributable to PMI	$ 1,919	$ 2,409	$ 2,377	$ 1,886
Per share data:				
Basic EPS	$ 1.06	$ 1.35	$ 1.35	$ 1.08
Diluted EPS	$ 1.06	$ 1.35	$ 1.35	$ 1.08
Dividends declared	$ 0.64	$ 0.64	$ 0.77	$ 0.77
Market price:				
—High	$ 65.92	$ 71.75	$ 72.74	$ 79.42
—Low	$ 55.85	$ 64.49	$ 62.32	$ 60.45

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2012 and 2011, PMI recorded the following pre-tax charges in earnings:

(in millions)	2012 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	**$ 8**	**$8**	**$34**	**$33**

(in millions)	2011 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	$16	$1	$43	$49

Note 23.

Subsequent Event:

The American Taxpayer Relief Act of 2012 (the "Act") was enacted on January 2, 2013. Included in the Act were extensions through 2013 of several expired or expiring temporary business tax provisions, commonly referred to as "extenders." The tax impact of new legislation is recognized in the reporting period in which it is enacted. Therefore, PMI will recognize the impact of the Act in the consolidated financial statements in the first quarter of 2013. The impact of the Act is not expected to be material to PMI's consolidated financial position, results of operations or cash flows.

Report of Independent Registered Public Accounting Firm



To the Board of Directors and Stockholders of
Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, stockholders' (deficit) equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries ("PMI") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SA

James A. Schumacher — Felix Roth

Lausanne, Switzerland
February 7, 2013

Report of Management on Internal Control Over Financial Reporting

Management of Philip Morris International Inc. ("PMI") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. PMI's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PMI;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with the authorization of management and directors of PMI; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PMI's internal control over financial reporting as of December 31, 2012. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of PMI's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2012, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI's internal control over financial reporting as of December 31, 2012, as stated in their report herein.

February 7, 2013

Reconciliation of Non-GAAP Measures

Adjustments for the Impact of Currency and Acquisitions

For the Years Ended December 31,

(in millions)
(Unaudited)

2012								2011			% Change in Reported Net Revenues excluding Excise Taxes		
Reported Net Revenues	Less Excise Taxes	Reported Net Revenues excluding Excise Taxes	Less Currency	Reported Net Revenues excluding Excise Taxes & Currency	Less Acquisitions	Reported Net Revenues excluding Excise Taxes, Currency & Acquisitions		Reported Net Revenues	Less Excise Taxes	Reported Net Revenues excluding Excise Taxes	Reported	Reported excluding Currency	Reported excluding Currency & Acquisitions
$27,338	$18,812	$ 8,526	$ (716)	$ 9,242	$ —	$ 9,242	European Union	$29,768	$20,556	$ 9,212	(7.4)%	0.3%	0.3%
19,272	10,940	8,332	(467)	8,799	27	8,772	EEMA	17,452	9,571	7,881	5.7%	11.6%	11.3%
21,071	9,873	11,198	(116)	11,314	1	11,313	Asia	19,590	8,885	10,705	4.6%	5.7%	5.7%
9,712	6,391	3,321	(196)	3,517	—	3,517	Latin America & Canada	9,536	6,237	3,299	0.7%	6.6%	6.6%
$77,393	$46,016	$31,377	$(1,495)	$32,872	$28	$32,844	PMI Total	$76,346	$45,249	$31,097	0.9%	5.7%	5.6%

2012							2011	% Change in Reported Operating Companies Income		
Reported Operating Companies Income	Less Currency	Reported Operating Companies Income excluding Currency	Less Acquisitions	Reported Operating Companies Income excluding Currency & Acquisitions			Reported Operating Companies Income	Reported	Reported excluding Currency	Reported excluding Currency & Acquisitions
$ 4,187	$(384)	$ 4,571	$—	$ 4,571	European Union		$ 4,560	(8.2)%	0.2%	0.2%
3,726	(199)	3,925	4	3,921	EEMA		3,229	15.4%	21.6%	21.4%
5,197	39	5,158	—	5,158	Asia		4,836	7.5%	6.7%	6.7%
1,043	(63)	1,106	—	1,106	Latin America & Canada		988	5.6%	11.9%	11.9%
$14,153	$(607)	$14,760	$ 4	$14,756	PMI Total		$13,613	4.0%	8.4%	8.4%

Reconciliation of Reported Operating Companies Income to Adjusted Operating Companies Income, excluding Currency and Acquisitions

For the Years Ended December 31,

(in millions)
(Unaudited)

2012								2011			% Change in Adjusted Operating Companies Income		
Reported Operating Companies Income	Less Asset Impairment & Exit Costs	Adjusted Operating Companies Income	Less Currency	Adjusted Operating Companies Income excluding Currency	Less Acquisitions	Adjusted Operating Companies Income excluding Currency & Acquisitions		Reported Operating Companies Income	Less Asset Impairment & Exit Costs	Adjusted Operating Companies Income	Adjusted	Adjusted excluding Currency	Adjusted excluding Currency & Acquisitions
$ 4,187	$ (5)	$ 4,192	$(384)	$ 4,576	$—	$ 4,576	European Union	$ 4,560	$ (45)	$ 4,605	(9.0)%	(0.6)%	(0.6)%
3,726	(5)	3,731	(199)	3,930	4	3,926	EEMA	3,229	(25)	3,254	14.7%	20.8%	20.7%
5,197	(39)	5,236	39	5,197	—	5,197	Asia	4,836	(15)	4,851	7.9%	7.1%	7.1%
1,043	(34)	1,077	(63)	1,140	—	1,140	Latin America & Canada	988	(24)	1,012	6.4%	12.6%	12.6%
$14,153	$(83)	$14,236	$(607)	$14,843	$ 4	$14,839	PMI Total	$13,613	$(109)	$13,722	3.7%	8.2%	8.1%

Adjusted Operating Companies Income Margin, excluding Currency and Acquisitions

For the Years Ended December 31,

(in millions)
(Unaudited)

2012							2011			% Points Change	
Adjusted Operating Companies Income excluding Currency	Net Revenues excluding Excise Taxes & Currency[1]	Adjusted Operating Companies Income Margin excluding Currency	Adjusted Operating Companies Income excluding Currency & Acquisitions	Net Revenues excluding Excise Taxes, Currency & Acquisitions[1]	Adjusted Operating Companies Income Margin excluding Currency & Acquisitions		Adjusted Operating Companies Income	Net Revenues excluding Excise Taxes[1]	Adjusted Operating Companies Income Margin	Adjusted Operating Companies Income Margin excluding Currency	Adjusted Operating Companies Income Margin excluding Currency & Acquisitions
$ 4,576	$ 9,242	49.5%	$ 4,576	$ 9,242	49.5%	European Union	$ 4,605	$ 9,212	50.0%	(0.5)pp	(0.5)pp
3,930	8,799	44.7%	3,926	8,772	44.8%	EEMA	3,254	7,881	41.3%	3.4pp	3.5pp
5,197	11,314	45.9%	5,197	11,313	45.9%	Asia	4,851	10,705	45.3%	0.6pp	0.6pp
1,140	3,517	32.4%	1,140	3,517	32.4%	Latin America & Canada	1,012	3,299	30.7%	1.7pp	1.7pp
$14,843	$32,872	45.2%	$14,839	$32,844	45.2%	PMI Total	$13,722	$31,097	44.1%	1.1pp	1.1pp

(1) For the calculation of net revenues excluding excise taxes, currency and acquisitions, refer to the "Adjustments for the Impact of Currency and Acquisitions" reconciliation above.

Reconciliation of Reported Diluted EPS to Reported Diluted EPS, excluding Currency

For the Years Ended December 31, (Unaudited)	2012	2011	% Change
Reported Diluted EPS	**$ 5.17**	$4.85	6.6%
Less:			
Currency impact	**(0.23)**		
Reported Diluted EPS, excluding Currency	**$ 5.40**	$4.85	11.3%

Reconciliation of Reported Diluted EPS to Adjusted Diluted EPS and Adjusted Diluted EPS, excluding Currency

For the Years Ended December 31, (Unaudited)	2012	2011	% Change
Reported Diluted EPS	**$ 5.17**	$ 4.85	6.6%
Adjustments:			
Asset impairment and exit costs	**0.03**	0.05	
Tax items	**0.02**	(0.02)	
Adjusted Diluted EPS	**$ 5.22**	$ 4.88	7.0%
Less:			
Currency impact	**(0.23)**		
Adjusted Diluted EPS, excluding Currency	**$ 5.45**	$ 4.88	11.7%

Reconciliation of Operating Companies Income to Operating Income

For the Years Ended December 31, (in millions) (Unaudited)	2012	2011	% Change
Operating companies income	**$14,153**	$13,613	4.0%
Amortization of intangibles	**(97)**	(98)	
General corporate expenses	**(210)**	(183)	
Operating income	**$13,846**	$13,332	3.9%

Reconciliation of Operating Cash Flow to Free Cash Flow and Free Cash Flow, excluding Currency

For the Years Ended December 31, (in millions) (Unaudited)	2012	2011	% Change
Net cash provided by operating activities[(a)]	**$9,421**	$10,529	(10.5)%
Less:			
Capital expenditures	**1,056**	897	
Free cash flow	**$8,365**	$ 9,632	(13.2)%
Less:			
Currency impact	**(152)**		
Free cash flow, excluding currency	**$8,517**	$ 9,632	(11.6)%

(a) Operating cash flow.

Note: References to organic volume in this Annual Report are to volume, excluding acquisitions, which also include our 2010 business combination with Fortune Tobacco Corporation in the Philippines. Operating Companies Income (OCI) is defined as operating income before general corporate expenses and amortization of intangibles. EPS refers to earnings per share.

Comparison of Cumulative Total Return

The graph below compares the cumulative total return on Philip Morris International Inc.'s (PMI) common stock since the spin-off with the cumulative total return for the same period of the S&P 500 Index and the PMI Compensation Survey Group index. The graph assumes the investment of $100 as of March 28, 2008, in PMI common stock (at prices quoted on the New York Stock Exchange) and each of the indices as of the market close and reinvestment of dividends on a quarterly basis.


PMI(1)
PMI Compensation Survey Group(2,3)
S&P 500 Index
$220
$200
$180
$160
$140
$120
$100
$80
$60
March 28, 2008
December 31, 2008
December 31, 2009
December 31, 2010
December 31, 2011
December 31, 2012

Date	PMI[1]	PMI Compensation Survey Group[2,3]	S&P 500
March 28, 2008	**$100.00**	**$100.00**	**$100.00**
December 31, 2008	**$ 88.00**	**$ 81.50**	**$ 70.00**
December 31, 2009	**$102.50**	**$ 99.30**	**$ 88.50**
December 31, 2010	**$130.40**	**$107.90**	**$101.80**
December 31, 2011	**$182.20**	**$123.00**	**$104.00**
December 31, 2012	**$201.60**	**$137.30**	**$120.60**

[1] Excludes the additional $0.46 per share dividend paid in April 2008. Including this additional dividend, which impacts the period March 28, 2008—December 31, 2012, PMI's pro forma cumulative total return for the period ended December 31, 2012, was $203.50.

[2] The PMI Compensation Survey Group consists of the following companies with substantial global sales that are direct competitors; or have similar market capitalization; or are primarily focused on consumer products (excluding high technology and financial services); and are companies for which comparative executive compensation data are readily available: Bayer AG, British American Tobacco p.l.c., The Coca-Cola Company, Diageo plc, GlaxoSmithKline, Heineken N.V., Imperial Tobacco Group PLC, Johnson & Johnson, McDonald's Corp., Mondelēz International, Inc., Nestlé S.A., Novartis AG, PepsiCo, Inc., Pfizer Inc., Roche Holding AG, Unilever NV and PLC and Vodafone Group Plc.

[3] On October 1, 2012, Mondelēz International, Inc. (NASDAQ: MDLZ), formerly Kraft Foods Inc., announced that it had completed the spin-off of its North American grocery business, Kraft Foods Group, Inc. (NASDAQ: KRFT). Mondelēz International, Inc. was retained in the PMI Compensation Survey Group index because of its global footprint. The PMI Compensation Survey Group index total cumulative return calculation weights Mondelēz International, Inc.'s total shareholder return at 65% of historical Kraft Foods Inc.'s market capitalization on March 28, 2008, based on Mondelēz International, Inc.'s initial market capitalization relative to the combined market capitalization of Mondelēz International, Inc. and Kraft Foods Group, Inc. on October 2, 2012.

Note: Figures are rounded to the nearest $0.10.

Shareholder Information


PM
LISTED
NYSE

Philip Morris International Inc. (PMI) is the leading international tobacco company, with seven of the world's top 15 international brands, including *Marlboro*, the number one cigarette brand worldwide. PMI's products are sold in more than 180 markets. In 2012, the company held an estimated 16.3% share of the total international cigarette market outside of the U.S., or 28.8% excluding the People's Republic of China and the U.S. For more information, see www.pmi.com.

Mailing Addresses:

Headquarters:
Philip Morris International Inc.
120 Park Avenue
New York, NY 10017-5579 USA
www.pmi.com

Operations Center:
Philip Morris International Management SA
Avenue de Rhodanie 50
1007 Lausanne
Switzerland
www.pmi.com

Independent Auditors:
PricewaterhouseCoopers SA
Avenue C.F. Ramuz 45
1001 Lausanne
Switzerland

Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 USA

2013 Annual Meeting:
The Philip Morris International Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. on Wednesday, May 8, 2013, in the Empire State Ballroom at the Grand Hyatt New York
109 East 42nd Street
New York, NY 10017 USA
For further information, call toll-free: 1-866-713-8075

Direct Stock Purchase and Dividend Reinvestment Plan:
Philip Morris International Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Shareholder Publications:
Philip Morris International Inc. makes a variety of publications and reports available. These include the Annual Report, news releases and other publications. For copies, please visit:
www.pmi.com/investors
Philip Morris International Inc. makes available free of charge its filings (proxy statement and Reports on Forms 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission. For copies, please visit:
www.pmi.com/SECfilings

If you do not have Internet access, you may call our Shareholder Publications Center toll-free:
1-866-713-8075

Shareholder Response Center:
Computershare Trust Company, N.A., our transfer agent, will answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan. U.S. and Canadian shareholders may call toll-free:
1-877-745-9350
From outside the U.S. or Canada, shareholders may call:
1-781-575-4310
Postal address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 USA
E-mail address:
pmi@computershare.com

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Trademarks:
Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc., and are italicized or shown in their logo form.

Stock Exchange Listings:
Philip Morris International Inc. is listed on the New York Stock Exchange and NYSE Euronext/Paris (ticker symbol "PM"). The company is also listed on the SIX Swiss Exchange (ticker symbol "PMI").

Internet Access Helps Reduce Costs:
As a convenience to shareholders and an important cost-reduction measure, you can register to receive future shareholder materials (i.e., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet. For complete instructions, please visit:
www.pmi.com/investors

The employees featured in this Annual Report held the positions mentioned herein during the course of 2012. Some may have subsequently changed positions.


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Close to 1,300 of our employees were on international assignment in 2012


Minke Gieseke, Manager Corporate Affairs EU, Germany


Lynn Ross, Manager Regional Sales, Western Cape, South Africa


Arnaldo Carino, Fiscal, Trade & Regulatory Affairs Manager, Philippines


Ellen Yuliawati, Manager Sales Information, Indonesia


Ines Villar, Manager Operations Planning LA&C, New York

Over 4,800 of our employees were promoted during 2012


Oscar Antonio Gómez, Operator, Costa Rica

Our employees are nationals of more than 140 different markets


Hee Won Shin, Legal Age Meeting Point Team Leader, South Korea


Anıl Turan, Manager Commercial Systems & Integration, Turkey


Kateryna Rud, Manager, Sales Strategy Short-Term Assignment, Switzerland


Chris Been, Chairman of Works Council, The Netherlands

We have over 87,000 employees worldwide

We hired over 16,000 people in 2012


Zeynep Güney Altıntaş, Group Brand Manager, Turkey


Mohamed Al Bareeq, Brand Manager, Saudi Arabia


Maria del Carmen Fuste, Manager Marketing, Canary Islands

From Arabic to Zulu, our employees speak over 80 languages


Yohan Lesmana, Manager Sales Planning & Business Development, Indonesia


PM
PHILIP MORRIS
INTERNATIONAL

Philip Morris International Inc.
120 Park Avenue
New York, NY 10017-5579 USA

www.pmi.com